07026188

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Chevalier Pacific Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

AUG 2 7 2007

THOMSON FINANCIAL

FILE NO. 82- 04201

FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DAT : 8/23/07

Annual Report 年報

2007



CHEVALIER

Chevalier Pacific Holdings Limited
其士泛亞控股有限公司

(Stock Code 股份代號: 508)

Contents 目錄

FINANCIAL SUMMARY 財務概要	3
CORPORATE INFORMATION 公司資料	5
CHAIRMAN'S STATEMENT 主席報告書	7
MANAGEMENT DISCUSSION AND ANALYSIS 管理層討論及分析	11
FINANCIAL REVIEW 財務評述	15
SCHEDULE OF THE MAJOR PROPERTIES 主要物業表	17
CORPORATE GOVERNANCE REPORT 企業管治報告書	19
REPORT OF THE DIRECTORS 董事會報告書	27
INDEPENDENT AUDITOR'S REPORT 獨立核數師報告書	45
CONSOLIDATED INCOME STATEMENT 綜合收益表	47
CONSOLIDATED BALANCE SHEET 綜合資產負債表	48
BALANCE SHEET 資產負債表	50
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY 綜合權益變動表	52
CONSOLIDATED CASH FLOW STATEMENT 綜合現金流動表	53
NOTES TO THE FINANCIAL STATEMENTS 財務報表附註	55

Financial Calendar 財務日誌

Event 事項	Date 日期
Announcement of Interim Results [illegible]業績公佈	8th December, 2006 二零零六年十二月八日
Announcement of Final Results [illegible]業績公佈	18th July, 2007 二零零七年七月十八日
Book Close Dates [illegible]日期	
- Interim Dividend [illegible]	3rd to 5th January, 2007 [illegible]
- Final Dividend [illegible]	23rd to 29th August, 2007 [illegible]
Annual General Meeting [illegible]	29th August, 2007 [illegible]
Payment of Dividends [illegible]	
- Interim dividend of HK2.5 cents per share [illegible]2.5仙	[illegible] January, 2007 [illegible]
- Final dividend of HK4 cents per share [illegible]4仙	[illegible] September, 2007 [illegible]



(amounts expressed in Hong Kong Dollars) (所列帳項均為港幣)

The following is a summary of the total assets, total liabilities, share capital and results of the Group for the five years ended 31st March 2007.

下列為本集團截至二零零七年三月三十一日止過往五年內之總資產、總負債、股本及業績概況。

		2003	2004	2005	2006	**2007**
Financials *($ Million)*	**財務項目** *(百萬元)*					
Total assets	總資產	466	473	460	631	**749**
Total liabilities	總負債	102	89	82	220	**268**
Minority interests	少數股東權益	0.19	0.17	0.18	0.18	**0.20**
Shareholders' equity	股東權益	364	384	378	411	**481**
Share capital	股本	171	171	171	171	**190**
(No. of shares issued – in Million)	*(發行股數(百萬))*					
Revenue	收益	675	553	585	734	**752**
Profit/(loss) attributable to equity holders of the Company	本公司股權持有人應佔溢利／(虧損)	(23)	23	2	37	**34**
Per Share Basis *($)*	**每股計算**(元)					
Earnings/(loss)	盈利／(虧損)	(0.13)	0.13	0.01	0.22	**0.19**
Dividends	股息	–	0.05	0.02	0.08	**0.07**
Net asset value (at book value)	資產淨值(按帳面值)	2.12	2.24	2.21	2.40	**2.53**


2007 Segment revenue
2007年分部收益
66%
33%
1%
2007 Segment results
2007分部業績
25%
35%
40%
Food and beverages
餐飲
Investments in securities
證券投資
Computer and information communication technology
電腦及資訊通訊科技

(amounts expressed in Hong Kong Dollars) *(所列樣項均為港幣)*

REVENUE 收益

($ Million) (百萬元)


03
675
04
553
05
585
06
734
07
752

EARNINGS/(LOSS) AND DIVIDENDS 盈利／(虧損)及股息

(PER SHARE BASIS) (每股計算)
($)(元)


Earnings/(Loss)
盈利／(虧損)
Dividend
股息
03
(0.13)
04
0.13
0.05
05
0.01
0.02
06
0.22
0.08
07
0.19
0.07

PROFIT/(LOSS) ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

本公司股權持有人應佔
溢利／(虧損)

($ Million) (百萬元)


03
(23)
04
23
05
2
06
37
07
34

SHAREHOLDERS' EQUITY

股東權益

($ Million) (百萬元)


03
364
04
384
05
378
06
411
07
481

EXECUTIVE DIRECTORS
執行董事

CHOW Yei Ching *(Chairman)* 周亦卿 *(主席)*
CHOW Vee Tsung, Oscar *(Managing Director)* 周維正 *(董事總經理)*
KUOK Hoi Sang 郭海生
KAN Ka Hon 簡嘉翰
Lily CHOW 周莉莉
CHANG Wan Lung, Robert 張雲龍

INDEPENDENT NON-EXECUTIVE DIRECTORS
獨立非執行董事

Shinichi YONEHARA 米原慎一
WU King Cheong 胡經昌
KWONG Man Sing 鄺文星

SECRETARY
秘書

KAN Ka Hon 簡嘉翰

AUDITORS
核數師

PricewaterhouseCoopers
Certified Public Accountants, Hong Kong
22nd Floor, Prince's Building
Central, Hong Kong

羅兵咸永道會計師事務所
香港執業會計師
香港中環
太子大廈二十二樓

PRINCIPAL BANKERS
主要往來銀行

The Bank of East Asia, Limited 東亞銀行
BNP Paribas, Hong Kong Branch 法國巴黎銀行香港分行
The Hongkong and Shanghai Banking Corporation Limited 香港上海滙豐銀行有限公司
Chong Hing Bank Limited 創興銀行有限公司
Shanghai Commercial Bank Limited 上海商業銀行

SOLICITORS
律師

Richards Butler 齊伯禮律師行
Appleby

REGISTERED OFFICE
註冊辦事處

Canon's Court
22 Victoria Street
Hamilton, HM 12, Bermuda

PRINCIPAL PLACE OF BUSINESS

22nd Floor, Chevalier Commercial Centre
8 Wang Hoi Road, Kowloon Bay
Hong Kong
Telephone: (852) 2318 1818
Facsimile: (852) 2757 5138

主要營業地點

香港
九龍灣宏開道八號
其士商業中心二十二樓
電話： (852) 2318 1818
傳真： (852) 2757 5138

PRINCIPAL SHARE REGISTRARS

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke, HM 08, Bermuda

主要股份登記處

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke, HM 08, Bermuda

BRANCH SHARE REGISTRARS AND TRANSFER OFFICE IN HONG KONG

Standard Registrars Limited
26th Floor, Tesbury Centre
28 Queen's Road East, Hong Kong

香港股份登記及過戶分處

標準証券登記有限公司
香港皇后大道東二十八號
金鐘匯中心二十六樓

SHARE LISTING

The Stock Exchange of Hong Kong Limited
Stock Code: 508

股份上市

香港聯合交易所有限公司
股份代號：508

ADR DEPOSITARY BANK

The Bank of New York
American Depositary Receipts
101 Barclay Street, 22nd Floor West
New York, NY 10286, USA

美國預託證券託管銀行

The Bank of New York
American Depositary Receipts
101 Barclay Street, 22nd Floor West
New York, NY 10286, USA

WEBSITE

http://www.chevalier.com

網址

http://www.chevalier.com



Dr Chow Yei Ching 周亦卿博士

"On behalf of the Board of Directors (the "Board") of Chevalier Pacific Holdings Limited, I am pleased to report that the Group continued to achieve healthy results for the year ended 31st March 2007.

本人謹代表其士泛亞控股有限公司董事會(「董事會」)欣然公佈，本集團於截至二零零七年三月三十一日止年度繼續錄得穩健的業績。"

The Group's revenue for the year increased by 2.4% to HK$752 million as a whole and 38% to HK$260 million for continuing operations only. Profit for the year as a whole declined 8.9% to HK$33.7 million as a result of setbacks from the discontinued operations and initial losses from food and beverage in the Mainland China operations.

本集團的年度收益上升2.4%至港幣7.52億元。而當中的持續業務則增長38%至港幣2.6億元。由於已不再繼續的業務於年內業績倒退，加上於中國內地經營餐飲業務涉及開業成本，整體盈利因此下降8.9%至港幣3,370萬元。

During the year under review, the Group underwent substantial business transformation. Subsequent to the acquisition of Pacific Coffee Company in May 2005, we expanded our lifestyle food and beverage business by acquiring 49% of Igor's Group of Restaurants in January 2007. Igor's Group of Restaurants is one of the fastest growing food and beverage management groups operating western lifestyle specialty restaurants and bars in Hong Kong. The acquisition has given a golden opportunity for the Group to strengthen its position in the food and beverage industry, obtain economies of scale and broaden its income stream.

於回顧年內，本集團進行重大業務轉型。繼於二零零五年五月收購Pacific Coffee Company後，本集團再於二零零七年一月透過收購Igor's餐飲管理集團49%權益擴充休閒餐飲業務。Igor's餐飲管理集團是在香港增長最迅速的餐飲管理集團之一，主營西式時尚特色餐廳及酒吧。是項收購為本集團提供黃金機會，以鞏固其在餐飲業內的地位、締造規模經濟效益及擴闊收入來源。

Near to the financial year end, the Group underwent another significant transformation. To align its business strategy, the Group decided to dispose of its Computer and Information Communication Technology business to its parent company, Chevalier International Holdings Limited ("CIHL"), allowing it to focus on developing the fast growing food and beverage business. We strongly believe this move will contribute favourable returns for shareholders.

The Group is highly optimistic about its food and beverage business braced by improving spending sentiment riding on strong economic growth, the active property and stock markets in Hong Kong and the region, the flourishing coffee drinking culture and growing demand for new dining experiences among consumers in Hong Kong and the Mainland China. To tap the growing market, the Group will continue to expand the Pacific Coffee outlet network in the Mainland China. As announced recently, the Group has entered into a Memorandum of Agreement with a Chinese party regarding possible co-operation in expanding Pacific Coffee in the Mainland China. The Group also intends to speed up development of the Mainland China market by co-operating or setting up joint ventures with various parties and leveraging their connection to secure appropriate locations for opening new outlets.

Apart from growing the business in Mainland China, the Group will actively explore business prospects in the Asia Pacific region. Such initiatives included pursuit of licensing opportunities and finding local partners to accelerate expansion of our outlet network in the region.

In recent years, the Group has been active in effecting acquisitions to expand its business. Having successfully diversified into the growing lifestyle restaurants market, the Group is more apt to weather future uncertainties which may affect its performance. We see a lot of challenges in expanding our business and the need for us to think innovatively in resolving problems and overcoming those challenges. The management believes that the Group has a workforce that can thrive amid challenges and work together to create great results.

本集團於近財政年底進行了另一項重大業務轉型項目。為配合業務策略,本集團決定出售電腦及資訊通訊科技業務予母公司其士國際集團有限公司(「其士國際」),以專注發展迅速增長的餐飲業務。本集團深信此舉將可為股東帶來可觀回報。

鑒於香港及鄰近地區經濟強勁增長、物業及股票市場交投活躍刺激消費,加上香港及中國內地日漸熾熱的咖啡文化及消費者不斷追求嶄新餐飲體驗,本集團對其餐飲業務前景非常樂觀。為把握市場蓬勃發展所帶來的商機,本集團將繼續擴充Pacific Coffee於中國內地的店舖網絡。誠如近期公佈,本集團與一中國內地夥伴訂立備忘錄,以研究合作擴充Pacific Coffee於中國內地的業務。本集團亦計劃透過與多名夥伴合作或成立合營企業加快發展中國內地市場,並借助他們的業務聯繫物色合適地點開設新店。

除擴展於中國內地的業務外,本集團亦將積極發掘於亞太區的業務商機。有關策略包括透過尋求特許經營商機及於當地物色業務夥伴以加快擴充本集團於區內的店舖網絡。

近年,本集團積極進行收購以擴展業務。成功擴展至迅速增長的時尚餐飲市場讓本集團更有效抵禦可能影響業務表現的不明朗因素。鑒於未來擴展業務的過程中將繼續遇到各項挑戰,本集團會以創新方法解決問題及克服挑戰。管理層亦深信本集團的員工將團結面對,並合力創造佳績。

In April 2007, Mr P K Fung resigned from the position of Managing Director of the Company. I would like to take this opportunity to express our hearty thanks to Mr Fung for his great contribution in helping the Group build a solid foundation for its food and beverage business. To Mr Oscar Chow who was appointed as Managing Director of the Company, the Board has full confidence that he will, as he has over the years, bring fresh ideas to foster development of the Group's business.

於二零零七年四月，馮伯坤先生辭去本公司董事總經理一職。本人謹此就馮先生於協助本集團建立穩固的餐飲業務基礎方面的貢獻致以衷心謝意。董事會亦深信新任董事總經理周維正先生定必能貫徹其多年來的業務經營方針，為本集團提供創新方案，以促進本集團的業務發展。

To strengthen our management capability, the Group also appointed Mr Robert Chang as Executive Director in May 2007. Mr Chang's strong experience in product promotion will benefit the Group's business as a whole.

為加強管理實力，本集團亦於二零零七年五月委任張雲龍先生為執行董事。張先生於產品推廣方面的豐富經驗將有利於本集團的整體業務發展。

On behalf of the Board, I would like to take this opportunity to thank the management and all our staff for their commitment to the Group. Their great effort, professionalism and diligence have contributed to the Group's success for the year.

本人謹代表董事會藉此機會對管理層及全體員工對本集團所作的貢獻致謝。他們的努力及專業態度於年內成功帶領本集團達致理想表現。



FOOD AND BEVERAGES

Revenue of the food and beverage segment improved by 39.3% to HK$250 million, but segment results decreased 20.7% to HK$14.9 million as a result of initial set up losses of about HK$11 million incurred by the Mainland China Pacific Coffee and bakery operations. In Hong Kong, the business reported full-year robust sales growth of 16.5% and correspondingly enhanced profit contribution thanks to the increasing popularity of the coffee drinking culture and strong economic growth in Hong Kong.

Pacific Coffee

Pacific Coffee's mission of serving "The Perfect Cup" to customers is not just about the quality of the beverage, but also applies to its service, the location of its outlets and store environment. Echoing our mission, our stores provide customers with a selection of relaxing music, warm lighting, couches and sofas, newspapers and other leisure reading materials, and space for quiet enjoyment of coffee or socializing.

We see the location of our restaurants as another crucial factor for the long-term success of our food and beverage business. Our outlets are all located in or near key business districts in our different markets. The total number of Pacific Coffee outlets increased from 52 last year to 69 at the financial year-end with 9 stores increased in Hong Kong, 7 in Mainland China, and 1 in Singapore.

Hong Kong Operation

In Hong Kong, as of financial year-end, there are a total of 51 Pacific Coffee shops with areas ranging up to 4,400 sq. ft.

During the year, the Group implemented a host of measures to promote business efficiency such as implementing a store-wide electronic point-of-sales system that supports real-time data analysis. This is a useful tool for the management to analyse customer needs and consumption patterns for quick tailoring of marketing strategy in response to market demands.

餐飲

餐飲業務的年度收益增長39.3%至港幣2.5億元，惟Pacific Coffee於中國內地的業務因處於開業初期，加上本集團於中國內地發展烘焙食品業務，兩者均需投放資金，因而產生經營虧損約港幣1,100萬元，導致該業務分類業績下跌20.7%至港幣1,490萬元。香港方面，受惠於日漸熾熱的咖啡文化及強勁的經濟增長，香港餐飲業務的全年銷售增長達16.5%，成績理想。

Pacific Coffee

Pacific Coffee的經營宗旨是為顧客提供「完美咖啡」，這不僅關於咖啡的優良質素，更與其服務、店鋪地點及店鋪環境相關。為配合此項宗旨，各分店均為顧客提供輕鬆的音樂、柔和的燈光、舒適的長椅及沙發座位、各式各樣的報紙及休閒讀物，以及寧靜的私人或聚會空間。

餐廳選址亦為本集團餐飲業務長期取得成功的另一關鍵因素。各店舖均位於或鄰近各個市場的主要商業區。回顧年內，Pacific Coffee於香港、中國內地及新加坡分別增長9間、7間及1間分店。店舖總數亦由去年的52間增加至財政年底的69間。

香港業務

於財政年底，香港共設有51間Pacific Coffee店舖，其中面積最高達4,400平方呎。

年內，本集團推行一系列措施以提高業務效益，例如採用電子銷售系統提供即時資訊分析。此工具讓管理層有效分析顧客需要及消費模式，從而迅速制定切合市場需求的推廣策略。

During the year, same store sales in Hong Kong was maintained at approximately 7%, braced by improved promotions and a better understanding of customers' preferences based on market research. Through mystery shopper programs, the Group was able to identify functional areas that needed improvement and reinforce its training schemes and training facilities accordingly. Additionally, store environments of a number of stores including decoration and equipment were upgraded to further improve our services and product quality to customers. Our efforts to make "the Perfect Cup" are appreciated.

年內，香港的同店銷售維持於約7%的水平，這與增加宣傳及透過市場調查以了解顧客喜好有關。透過「神秘顧客」計劃，本集團得以找出有待改善的地方，從而加強員工培訓及相關設施。此外，本集團亦提升多間店舖的裝修及設施，以提升服務水平及產品質素。本集團為顧客提供「完美咖啡」享受方面所作的努力亦深受市場認同。

Mainland China Operation

At present, we have 8 stores in Mainland China. With only a few stores each in Beijing and Shanghai, the Group has more to achieve in economy of scale in terms of supply and corporate expenses. That plus also the high initial costing structure of the Mainland China operation are the reasons for the loss incurred by the business this financial year. Based on last year's experience in the Mainland China market, we will adjust our strategy to focus on selecting and opening new stores at prime locations.

中國內地業務

目前，本集團於中國內地共經營八間店舖。由於北京及上海兩地僅分別經營數間店舖，因此本集團尚待供應及企業開支方面取得規模經濟效益，加上發展中國內地業務的初步成本架構較高，令中國內地業務於本財政年度錄得虧損。汲取去年於內地市場的經驗後，本集團將調整策略，專注於挑選黃金地段以開設新店。

Singapore Operation

One new store was added in Singapore during the year to bring the total number of stores to 9. The overall performance of the stores improved but the operation in the market did not expand as quickly as its counterparts in Hong Kong and the Mainland China, the reason being the Singapore market is almost saturated with a few key dominant players, making it difficult for the Group to achieve significant organic growth over a short period of time.

新加坡業務

年內，本集團於新加坡增設一間新店，令店舖總數增至九間。儘管店舖的整體表現有所改善，惟市場並未如香港及中國內地般迅速擴展。這主要是由於新加坡市場已有數家主要企業經營咖啡業務，市場接近飽和，令本集團難以於短期內達致重大增長。

At 31st March 2007, Pacific Coffee had 534 employees in Hong Kong, the Mainland China and Singapore.

於二零零七年三月三十一日，Pacific Coffee於香港、中國內地及新加坡共僱用534名員工。

Igor's

Having completed the acquisition of 49% stake in Igor's Group, the holding company of which is Sinochina Enterprises Limited ("SEL"), on 31st January 2007, the Group has a strengthened food and beverage business for capturing the fast growing and lucrative western lifestyle food and beverage market in Asia. The two-month profit contribution from Igor's Group booked for the year under review was approximately HK$1 million.

Igor's

於二零零七年一月三十一日完成收購Igor's餐飲管理集團49%權益後，其控股公司為Sinochina Enterprises Limited(「SEL」)，本集團已成功強化其餐飲業務，以把握亞洲地區增長迅速且興旺的西式時尚餐飲市場湧現的商機。於回顧年內，Igor's餐飲管理集團為本集團帶來兩個月，共計約港幣100萬元的利潤進帳。

Igor's Group opened its first restaurant in 1998. Today, it has 26 restaurants operation including "Wildfire", "The Boathouse", "Stormies Crab Shack" and "Café de Paris" in various prime dining destinations such as Lan Kwai Fong, Soho, Stanley, Discovery Bay and Knutsford Terrace. Igor's restaurants offer a wide variety of international cuisines, ranging from traditional French to casual counter food. In addition, Igor's also operates bars and restaurants namely "Stormies", "La Bodega", "Marlin", "The Keg", "The Cavern", "Swindlers", "Big Ernies" and "Typhoon" in premier entertainment districts such as Lan Kwai Fong and Wanchai. These restaurants have resident bands to offer a repertoire of live music entertainment to customers.

Igor's餐飲管理集團於一九九八年開設首間餐廳，現時共經營26間食肆，包括位於蘭桂坊、蘇豪區、赤柱、愉景灣及諾士佛臺等香港黃金地段的「Wildfire」、「The Boathouse」、「Stormies Crab Shack」及「Café de Paris」。旗下餐廳所提供的國際美食包羅萬有，由傳統的法式佳餚至快餐一應俱全。此外，Igor's亦於主要的娛樂地區如蘭桂坊及灣仔經營設有現場樂隊表演的著名酒吧及餐廳「Stormies」、「La Bodega」、「Marlin」、「The Keg」、「The Cavern」、「Swindlers」、「Big Ernies」及「Typhoon」。

The Group believes it is the reputation of its restaurant operation for quality menus, creative presentations of carefully prepared food and extensive wine selection that explains the business' position as one of the fastest growing western restaurant chains in Hong Kong. It also sees unique decor as essential in creating an enjoyable dining experience for customers.

本集團的餐飲業務以提供優質菜餚、精心準備的特色食品及廣泛的美酒選擇見稱，此美譽讓其成為香港增長最迅速的西式連鎖餐廳之一。此外，獨特的裝潢對為顧客提供舒適的進餐體驗亦非常重要。

Other Developments

Hong Kong

To assure food quality and enhance operational efficiency and support future growth of the business, we have set up a 10,000 sq ft. central kitchen in Hong Kong, which will be operated by the Igor's team.

其他發展

香港

為確保食品質素及提升營運效率以支持未來業務發展，本集團已於香港設立一個面積達10,000平方呎的中央廚房，並將由Igor's營運。

Mainland China

The Group set up a bakery operation named "Piece of Cake" in Beijing during the financial year, targeting to open shops that sell high-class cakes and breads, as well as provide wholesale service to corporate customers like hotels. This bakery operation will also support our Pacific Coffee operation in Beijing, helping to improve both the quality and cost of food supplies.

中國內地

本集團於財政年內在北京開展名為「品諾高」的烘焙食品業務，專門開設銷售高級西餅及麵包的店舖，以及為酒店等企業客戶提供批發服務。此項烘焙食品業務亦可支援本集團於北京的Pacific Coffee業務，有助提升食品質素及減低成本。

INVESTMENTS IN SECURITIES

Contributions from investments in securities increased remarkably to HK$17 million, attributable to the Group's professional management team implementing proven strategies to achieve satisfactory returns from a diversified investment portfolio. Anticipating continuous strong economic growth for Hong Kong and Mainland China and a thriving investment market in the coming year, the Group will continue to manage its securities and investment portfolio with prudence to assure as well as enhance yields.

證券投資

有賴本集團專業管理隊伍貫行多元化投資組合的策略得宜，證券投資業務回報理想，溢利貢獻顯著上升至港幣1,700萬元。鑒於香港及中國內地的經濟持續呈樂觀增長勢頭，預期投資市場亦將於來年繼續興旺，本集團亦將繼續審慎管理其證券及投資組合，以提高投資回報。

COMPUTER AND INFORMATION COMMUNICATION TECHNOLOGY

Revenue of the computer and information communication technology segment dropped by 10% to HK$492 million. While the segment results decreased 40% to HK$11 million, its performance encountered setbacks affecting growth in the first half year and remained steady in the second half year, as a result of the delayed introduction of a new operating system and recall of defective notebook computer batteries. However, the network solutions division continued to offer comprehensive telecommunication and information technology ("IT") solutions that address clients' particular technical requirements.

Taking into consideration the satisfactory track record of Pacific Coffee and Igor's Group, the Group intends to continue to explore investment opportunities in food and beverage segment in Hong Kong and neighbouring regions. After the year end, the Group disposed of its IT business to its parent company, CIHL, after which the economic benefits from the IT business no longer belong to the Group. The proceeds from the disposal will be used to finance the development of the food and beverage business.

電腦及資訊通訊科技

電腦及資訊通訊科技業務的收益下調10%至港幣4.92億元，而分類業績亦下降40%至港幣1,100萬元。由於延遲推出新的電腦作業系統及手提電腦回收損壞電池，該業務的表現於上半年出現倒退影響增長，然而業務於下半年已轉趨穩定。網絡技術部門則持續提供綜合電訊系統及資訊科技網絡方案，以迎合客戶的特別技術要求。

經考慮Pacific Coffee及Igor's餐飲管理集團的理想業績，本集團計劃繼續在香港及鄰近地區物色餐飲業投資機會。財政年度完結後，本集團出售資訊科技業務予母公司其士國際，故資訊科技業務期後所帶來的經濟收益不再歸本集團所有。是次出售所得收益將用於支持餐飲業務的未來發展。

SHAREHOLDERS' EQUITY AND FINANCIAL RATIOS

As at 31st March, 2007, the Group's total net asset attributable to equity holders of the Company amounted to HK$481 million (2006: HK$411 million), an increase of HK$70 million or 17% when compared with 2006.

Total debt to equity ratio was 20.4% (2006: 24.6%) and net debt to equity ratio was nil (2006: Nil), which are expressed as a percentage of bank and other borrowings, and net borrowings respectively, over the total net asset of HK$481 million (2006: HK$411 million).

BORROWINGS

At the balance sheet date, the Group's bank and other borrowings amounted to HK$98 million (2006: HK$101 million). Cash and deposit at bank including structured deposits amounted to HK$168 million (2006: HK$122 million) and there are no net borrowings for the two years. The increase of cash and deposit at bank was mainly attributable to the net proceeds of HK$44.6 million from the share placement of 18.8 million new shares in September, 2006. Subsequent to the balance sheet date in May, 2007, further share placement of 25.4 million new shares were issued to raise fund of HK$91.6 million. The total proceeds from the two placements are aggregated for the expansion of food and beverage and general working capital of the Group.

Finance costs for the year amounted to HK$5.1 million (2006: HK$3.9 million), an increase of HK$1.2 million as compared with 2006. The increase is due to the increased interest rates and full year impact (2006: 10 months) of banking loans used to finance mainly the acquisition of Pacific Coffee.

CHARGE ON ASSETS

At 31st March 2007, certain properties with an aggregate carrying value of HK$8,362,000 (2006: HK$7,605,000) were mortgaged to secure general banking facilities granted to an overseas subsidiary.

CONTINGENT LIABILITIES

The Company has provided guarantees to support banking facilities of up to HK$155,419,000 (2006: HK$102,900,000) granted to wholly-owned subsidiaries of the Company.

股東權益及財務比率

於二零零七年三月三十一日，本集團之本公司股權持有人應佔總資產淨值為港幣4.81億元(二零零六年：港幣4.11億元)，較二零零六年增加港幣7,000萬元或17%。

總債務與資本比率為20.4%(二零零六年：24.6%)及淨債務與資本比率為無(二零零六年：無)，此乃將銀行與其他借貸及借貸淨額分別除以總資產淨值港幣4.81億元(二零零六年：港幣4.11億元)而得出之百分比。

借貸

於結算日期，本集團之銀行及其他借貸為港幣9,800萬元(二零零六年：港幣1.01億元)。現金及銀行結存(包括結構式存款)為港幣1.68億元(二零零六年：港幣1.22億元)，於過往兩年並無借貸淨額。現金及銀行結存增加主要由於於二零零六年九月配售1,880萬股新股份，其所得淨額為港幣4,460萬元。二零零七年五月結算日後再配售2,540萬股新股份以籌集港幣9,160萬元。該兩次配售所得的款額全數用作其休閒餐飲業務及一般營運資金。

本年度之財務費用為港幣510萬元(二零零六年：港幣390萬元)，較二零零六年增加港幣120萬元。增幅原因主要為利率及用於收購Pacific Coffee的銀行貸款的全年效應(二零零六年：十個月)上升所致。

資產抵押

於二零零七年三月三十一日，若干帳面總值約港幣8,362,000元(二零零六年：港幣7,605,000元)之物業作抵押，以提供給一間海外附屬公司以取得一般銀行融資。

或然負債

本公司已就其全資附屬公司獲授予多達港幣155,419,000元(二零零六年：港幣102,900,000元)之銀行融資提供擔保。

CAPITAL COMMITMENT

At 31st March 2007, the Group has committed to acquire the remaining 51% of the issued share capital of its associate company, SEL from Sinochina Pacific Limited, an independent third party. After that acquisition, SEL will become wholly-owned subsidiary of the Group. The consideration is based on the forthcoming results performance of SEL and its subsidiaries and associates for the year ending 31st December 2008. The aggregate consideration including the purchase price paid for the 49% issued share capital of SEL shall not exceed HK$200 million.

The Group adopts conservative treasury policies in cash and financial management. To achieve better risk control and minimise cost of funds, the Group's treasury activities are centralised. Cash is generally placed in short-term deposits mostly denominated in Hong Kong or US dollars. The Group's liquidity and financing requirements are frequently reviewed. In anticipating new investments or maturity of bank loans, the Group will consider new financing while maintaining an appropriate level of gearing.

資本承擔

於二零零七年三月三十一日，本集團已承諾向一名獨立第三方Sinochina Pacific Limited收購本集團聯營公司SEL餘下51%之已發行股本。收購完成後，SEL將成為本集團全資附屬公司。收購代價乃根據SEL及其附屬公司及聯營公司截至二零零八年十二月三十一日止年度之業績表現而釐定。總代價(包括SEL49%之已發行股本已付之購買價格)將不超過港幣200,000,000元。

本集團對現金及財務管理採取審慎之庫務政策。為妥善管理風險及降低資金成本，本集團之一切庫務事宜均由總公司集中處理。目前大部份現金均為港元或美元短期存款。本集團經常對其資金流動及融資狀況均作出審核，並不時因應新投資項目或銀行貸款還款期，在維持恰當的負債比率下，尋求新的融資安排。

Particulars of major properties held by the Group as investment properties/properties for own use are as follows:

本集團之主要投資物業／自用物業詳列如下：

Location 地點	Usage 用途	Approximate gross floor area 大約樓面面積 sq.ft. 平方呎	Lease term 契約年期	Group's interest 集團所佔權益 % 百分率
Thailand **泰國**				
No. 540 Bamrungmuang Road, Debsirin Sub-district, Pomprab District, Bangkok Metropolis (位於曼谷市之商業大廈)	Office and showroom 辦公室及陳列室	21,300	Freehold 永久業權	100
The Mainland China **中國內地**				
Units 4, 5, 6 and 7 of 18th Floor, Dongshan Plaza, Guangzhou, Guangdong Province 廣東省廣州市東山廣場十八樓四、五、六及七室	Office for rental 出租辦公室	7,200	Medium 中期	100
Units B and F, 18th Floor, Kam Lai Square, Shanghai 上海金麗廣場十八樓B及F室	Staff quarters 員工宿舍	1,800	Long 長期	100
Hong Kong **香港**				
23rd Floor, No. 88 Lockhart Road, Wanchai 灣仔駱克道八十八號二十三樓	Service centre 維修站	2,010	Medium 中期	100



The Board is committed to maintaining a high standard of corporate governance practices and business ethics in the firm belief that they are essential for maintaining and promoting investors' confidence and maximising shareholders' returns. The Board reviews its corporate governance practices from time to time in order to meet the rising expectations of stakeholders and comply with the increasingly stringent regulatory requirements, and to fulfil its commitment to excellence in corporate governance.

董事會致力維持高水平的企業管治常規及商業道德標準的承諾，並堅信此對於維持及提高投資者的信心和增加股東的回報至為重要。為了達到與公司有相關利益者對企業管治常規水平不斷提升的期望和符合日趨嚴謹的法規要求，以及實踐董事會對堅守優越企業管治的承諾，董事會不斷檢討集團的企業管治常規。

The Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules") came into effect on 1st January, 2005. The CG Code sets out two levels of corporate governance practices namely, mandatory code provisions that a listed company must comply with or explain its non-compliance, and recommended best practices that a listed company is encouraged to comply with but need not disclose in the case of non-compliance. The Company is in compliance with the mandatory code provisions of the CG Code except for certain areas of non-compliance discussed later in this report.

香港聯合交易所有限公司(「聯交所」)《證券上市規則》(「上市規則」)附錄十四所載之《企業管治常規守則》(「企業管治守則」)已於二零零五年一月一日生效。企業管治守則訂明兩個層次的企業管治守則，包括：強制守則條文 — 上市公司必須遵守，或對任何偏離守則條文的情況作出解釋；及建議最佳常規 — 鼓勵上市公司加以遵守但毋需披露偏離常規的情況。除了於隨後本報告內討論某些偏離的情況外，本公司已遵守企業管治守則中的強制守則條文。

BOARD OF DIRECTORS

The Board is charged with providing effective and responsible leadership for the Company. The directors, individually and collectively, must act in good faith in the best interests of the Company and its shareholders. The Board sets the Group's overall objectives and strategies, monitors and evaluates its operating and financial performance and reviews the corporate governance standard of the Company. It also decides on matters such as annual and interim results, major transactions, director appointments or re-appointment, and dividend and accounting policies. Biographical details of the Directors of the Company as at the date of this report are set out on pages 37 to 40.

董事會

董事會肩負向本公司整體提供有效率和負責任的領導。董事會各成員，無論個別或共同地，都必須真誠地以公司及其股東的整體利益為前題行事。董事會訂立本集團之整體策略和方向，及監管和評估本集團其營運與財務上之表現，並檢討本公司之企業管治水平。董事會亦須決定各項公司事宜，其中包括全年及中期業績、重大交易、董事聘任或續聘、並股息分派及會計政策。於本報告書之日，本公司董事之個人資料詳載於第37頁至第40頁。

BOARD OF DIRECTORS (continued)

The Board comprises 6 Executive Directors and 3 Independent Non-Executive Directors. The full Board met five times during the year under review. The attendance of Directors at the Board Meetings and the Board Committees Meetings is set out in the table below:

董事會（續）

董事會由六名執行董事及三名獨立非執行董事組成，董事局年內共舉行了五次會議，各董事在董事局會議和董事委員會會議的出席率如下：

	Meetings Attended/Held 會議出席／舉行次數		
Directors 董事	Board 董事局	Audit Committee 審核委員會	Remuneration Committee 薪酬委員會
Executive Directors *執行董事*			
Dr Chow Yei Ching *(Chairman)* 周亦卿博士 *(主席)*	4/5		
Mr Chow Vee Tsung, Oscar *(Managing Director)* 周維正先生 *(董事總經理)*	4/5		1/1
Mr Kuok Hoi Sang 郭海生先生	5/5		
Mr Kan Ka Hon 簡嘉翰先生	5/5		
Miss Lily Chow 周莉莉小姐	5/5		
Mr Chang Wan Lung, Robert *(appointed on 21st May, 2007)* 張雲龍先生 *(於二零零七年五月二十一日獲委任)*	Not Applicable 不適用		
Mr Fung Pak Kwan *(resigned as Managing Director on 1st April, 2007)* 馮伯坤先生 *(於二零零七年四月一日辭任董事總經理)*	4/5		1/1
Independent Non-Executive Directors 獨立非執行董事			
Mr Shinichi Yonehara 米原慎一先生	5/5	2/2	1/1
Mr Wu King Cheong 胡經昌先生	5/5	2/2	1/1
Mr Kwong Man Sing 鄺文星先生	5/5	2/2	1/1

The Board members have no financial, business, family or other relationships with each other save for that Dr Chow is the father of Mr Chow Vee Tsung, Oscar and Miss Lily Chow. Each of the Independent Non-Executive Directors has confirmed in writing his independence to the Company pursuant to Rule 3.13 of the Listing Rules.

除周亦卿博士為周維正先生及周莉莉小姐之父親外，各董事會成員之間概無財務、業務、親屬或其他關係。各獨立非執行董事已根據上市規則第3.13條規定已就其獨立性以書面確認。

APPOINTMENT AND RE-ELECTION OF DIRECTORS

Since the Board is involved in the appointment of new Directors, the Company has not established a Nomination Committee. The Board will take into consideration criteria such as expertise, experience, integrity and commitment when considering new director appointments. All candidates must also meet the standards as set forth in Rules 3.08 and 3.09 of the Listing Rules. A candidate who is to be appointed as an Independent Non-Executive Director should also meet the independence criteria set out in Rule 3.13 of the Listing Rules.

In accordance with the Bye-Laws of the Company, all Directors are subject to retirement by rotation and re-election at annual general meetings of the Company. New Directors appointed by the Board during the year are required to retire and submit themselves for re-election at the annual general meeting or general meeting immediately following their appointments. Further, at each annual general meeting, one-third of the Directors, or, if their number is not a multiple of three, then the number nearest to but not less than one-third are required to retire from office by rotation and no later than the third annual general meeting since the last re-election or appointment of such Director. Currently, all Independent Non-Executive Directors are not appointed for a specific term.

Appointment and resignation of Executive Directors were considered at two separate Executive Committee meetings of the Company on 29th March, 2007 and 21st May, 2007 with the attendance of Dr Chow Yei Ching and Mr Chow Vee Tsung, Oscar in both meetings.

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

The CG Code provision stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same person. The Chairman of the Company is Dr Chow Yei Ching and the Managing Director is Mr Chow Vee Tsung, Oscar (appointed on 1st April, 2007 after the resignation of Mr Fung Pak Kwan on the same date). The role of the Chairman is separate from that of the Managing Director. The Chairman is responsible for overseeing the functioning of the Board while the Managing Director is responsible for managing the Group's businesses.

董事之委任及重選

由於董事會參與新董事的委任，因此本公司並無成立提名委員會。在提名新董事時，董事會會考慮彼等之專業知識、經驗、誠信及承擔等各方面的資歷。所有候選人均已符合上市規則第3.08及3.09條之要求，而在委任獨立非執行董事時，候選人亦必須符合上市規則3.13條所載之指引之獨立性。

根據公司細則，所有董事須於本公司之股東週年大會上輪值告退，並膺選連任。於年內獲董事會委任之董事亦須在獲委任後之首次股東週年大會或繼委任後的普通會議上退任，並可膺選連任。再者，於每屆股東週年大會上須有三分之一或(如董事退任人數不是三的倍數)最接近但不少於三分之一的董事退任，而每位董事均須在其上次當選或重選後不超過三屆之股東週年大會上退任。現時，所有獨立非執行董事均沒有指定任期。

在二零零七年三月二十九日及二零零七年五月二十一日委任及辭任之執行董事已分別在本公司兩個執行委員會會議上作考慮，並由周亦卿博士及周維正先生列席該兩個會議。

主席及行政總裁

企業管治守則條文規定主席及行政總裁之角色必須分開及不能由同一人兼任。本公司的主席為周亦卿博士，而董事總經理為周維正先生(繼馮伯坤先生辭任，於二零零七年四月一日獲委任)。主席與董事總經理的職務明確劃分，主席負責監督董事會職能運作，董事總經理則負責管理本集團的業務。

AUDIT COMMITTEE

The Audit Committee was established in 1998 with written terms of reference and Mr Kwong Man Sing, an Independent Non-Executive Director of the Company, is the Chairman of the committee. He is a qualified accountant with extensive experience in financial reporting and controls. Other members include all other Independent Non-Executive Directors, namely, Mr Shinichi Yonehara and Mr Wu King Cheong. The Audit Committee is responsible for the appointment of external auditors, review of the Group's financial information and oversight of the Group's financial reporting system, internal control procedures and risk management frameworks. It is also responsible for reviewing the interim and final results of the Group prior to recommending them to the Board for approval. Its terms of reference are accessible on the Company's website, http://www.chevalier.com.

The Audit Committee held two meetings during the year ended 31st March, 2007. At the meetings, it reviewed the connected transactions, the interim accounts for the six months ended 30th September, 2006 and last year's final results for the year ended 31st March, 2006, and has reviewed with Management the accounting principles and practices adopted by the Group and discussed the auditing, internal controls, financial reporting matters and risk management systems of the Group. The final results for the year ended 31st March, 2007 were reviewed by the Audit Committee in its meeting held on 16th July, 2007.

審核委員會

有書面訂明職權範圍之審核委員會已於一九九八年成立，並由本公司獨立非執行董事鄺文星先生出任主席；彼為一位在處理財務報表及監控方面具資深經驗的合資格會計師。其他成員包括其他獨立非執行董事米原慎一先生及胡經昌先生所組成。審核委員會負責委任外聘核數師、審閱本集團之財務資料及監察本集團之財務報表系統和內部監控程序及風險管理架構等事宜。該委員會負責審閱本集團中期及末期業績後才向董事會作出建議是否批准有關業績。審核委員會的具體職權範圍已載於本公司網站http://www.chevalier.com內。

審核委員會於二零零七年三月三十一日止年度內共舉行了兩次會議，並審閱關連交易，截至二零零六年九月三十日止六個月的中期帳目和截至二零零六年三月三十一日止上年度的末期業績，並與管理層審閱本集團所採納的會計準則，及討論核數、內部監控、財務報告及本集團之風險管理系統。截至二零零七年三月三十一日止之末期業績已經審核委員會於二零零七年七月十六日召開之會議上審閱。

REMUNERATION COMMITTEE

The Remuneration Committee was established on 10th March, 2005 with written terms of reference. Mr Wu King Cheong was the Chairman of the committee. Other members of the committee include Messrs Shinichi Yonehara, Kwong Man Sing and Chow Vee Tsung, Oscar. The Remuneration Committee is responsible for reviewing and determining the compensation and benefits of the Directors and senior management of the Company. Its terms of reference are accessible on the Company's website, http://www.chevalier.com.

The Remuneration Committee held a meeting during the year ended 31st March, 2007 to review the remuneration packages paid to Directors and Senior Management for the year ended 31st March, 2007.

薪酬委員會

有書面訂明職權範圍之薪酬委員會已於二零零五年三月十日成立。該委員會之主席為胡經昌先生。其他成員包括米原慎一先生、鄺文星先生及周維正先生。薪酬委員會負責審閱及釐定本公司董事及高級管理人員的薪酬及福利。薪酬委員會的具體職權範圍已載於本公司網站http://www.chevalier.com內。

薪酬委員會於二零零七年三月三十一日止年度內共舉行了一次會議，並審閱截至二零零七年三月三十一日止支付予董事及高級管理人員之薪酬待遇。

MANAGEMENT COMMITTEE

The Board has delegated the authority and responsibility for implementing its business strategies and managing the daily operations of the Group's business to an Executive Committee which was established in 1989. Members of the Executive Committee comprise 6 Executive Directors, namely Dr Chow Yei Ching, Mr Chow Vee Tsung, Oscar, Mr Kuok Hoi Sang, Mr Kan Ka Hon, Miss Lily Chow and Mr Chang Wan Lung, Robert.

INTERNAL CONTROL

The Board has overall responsibilities for maintaining a sound and effective internal control system of the Group. During the year, the Board has conducted a review of the effectiveness of the Group's internal control system, covering its financial, operational, compliance control and risk management functions for internal controls. The Group's system of internal control includes a defined management structure with limits of authority, and is designed to help the Group achieve its business objectives, safeguard its assets against unauthorised use or disposition, ensure the maintenance of proper accounting records for the provision of reliable financial information for internal use or for publication, and ensure compliance with relevant laws and regulations. The system is designed to provide reasonable, but not absolute, assurance against material misstatement or loss, and to manage rather than eliminate risks of failure in the Group's operational systems and in the achievement of the Group's business objectives.

The Internal Audit Department plays a major role in monitoring the internal control of the Group and reports directly to the Chairman. It has unrestricted access to review all aspects of the Group's activities and internal controls. It also conducts special audits of areas of concern identified by Management or the Audit Committee. The Internal Audit Department adopts risk and control-based audit approach. All audit reports are circulated to the Audit Committee and key management. The Internal Audit Department is also responsible for following up the implementation of recommendations and corrective actions. The Audit Committee has free and direct access to the Head of Internal Audit Department without reference to the Chairman or Management.

管理委員會

董事會已授權於一九八九年成立之管理委員會負責推行其商業策略及管理本集團的日常商業運作。管理委員會由周亦卿博士、周維正先生、郭海生先生、簡嘉翰先生、周莉莉小姐及張雲龍先生六位執行董事所組成。

內部監控

董事會全權負責維持本集團健全和有效的內部監控系統。年內，董事會已檢討本集團在財務、運作、遵守及風險管理等之內部監控系統的效率，並包括界定管理架構及其相關的權限以協助集團達至商業指標、保管資產以防未經授權之使用或處理、確定適當的會計記錄得以保存並可提供可靠的財務資料供內部使用或對外發放，並確保符合相關法例與規則。上述監控系統旨在合理地(但並非絕對地)保證並無重大失實陳述或損失，並管理(但並非完全消除)本集團營運系統的失誤及未能達標的風險。

內部審計部在本集團的內部監控事宜上擔當重要角色並直接向主席匯報，並在可不受限制下審閱本集團各方面的事務及內部監控事宜，並就管理層或審核委員會關注的範疇進行特別審核。內部審計部採納風險及控制為審核之基準。所有經審核之會計帳目均由審核委員會及主要管理層傳閱。而內部審計部亦負責跟進及履行所有有關建議及改善措施。審核委員會可與內部審計部主管直接接洽而毋須知會主席或管理層。

DIRECTORS' AND AUDITORS' RESPONSIBILITIES FOR THE FINANCIAL STATEMENTS

The Directors acknowledge that it is their responsibilities in preparing the financial statements for the year ended 31st March, 2007 on a going concern basis.

The Auditors of the Company acknowledge their reporting responsibilities in the auditors' report on the financial statements for the year ended 31st March, 2007 as set out in the Auditor's Report on page 45 to 46.

董事和核數師對財務報表的責任

董事會確認在負責編製截止二零零七年三月三十一日止年度之財務報表已按照持續經營的基準編製。

本公司之核數師確認彼等對本公司截至二零零七年三月三十一日止年度財務報表的責任載於第45頁至46頁的核數師報告書中。

AUDITORS' REMUNERATION

During the financial year ended 31st March, 2007, the fees paid/payable to the auditors in respect of audit and non-audit services to the Group were as follows:

核數師之酬金

截至二零零七年三月三十一日止財政年度內，就本集團之核數及其他非核數服務已支付／應付核數師酬金如下：

		Amount (HK$'000) 金額(港幣千元)
Audit services	核數服務	1,146
Non-audit services	非核數服務	
(i) Tax services	(i) 稅務服務	131
(ii) Other services	(ii) 其他服務	929

MODEL CODE FOR SECURITIES TRANSACTIONS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") as set out in Appendix 10 of the Listing Rules. Following a specific enquiry, each of the Directors confirmed that he/she has complied with the Model Code throughout the year.

證券交易的標準守則

本公司已採納了〈上市規則〉附錄十所載之《上市發行人董事進行證券交易》的標準守則(「標準守則」)。經具體查詢後，每位董事均確認於本年度內已遵守標準守則。

SOCIAL RESPONSIBILITY

The Group is committed to being a successful and responsible corporate citizen. As such, we are committed not only to delivering quality products and services to our customers and strong and sustained financial performance to our shareholders. We are also committed to creating a positive impact in the communities where we conduct business. We aim to achieve this by, amongst others, support charitable organisations and causes; by ensuring that the workers producing our products are treated with fairness and respect; and at all times achieving our goals through environmentally friendly means.

社會責任

本集團致力成為成功及負責任之企業公民。因此，我們除了竭力為我們的顧客提供優質的產品及服務，及為我們的股東提交持續優良的業績外，我們亦致力替我們營業的社區營造一個正面的影響。為了達成此目標，本集團積極支持各慈善機構及其活動；確保為我們生產製成品的勞工得到公平的對待及尊重；以及任何時候透過為環境設想的方式達成我們的目標。

INVESTOR AND SHAREHOLDER RELATIONS

The Group's senior management maintains close communications with investors, analysts, fund managers and the media by various channels including individual interviews and meetings. The Group also responds promptly to request for information and queries from the investors.

The Board also welcomes the views of shareholders on matters affecting the Group and encourages them to attend shareholders' meetings to communicate any concerns they might have with the Board or Management directly.

The Company provides extensive information of the Group timely to the shareholders and the public through the publication of interim and annual reports, circulars, notices and announcements. The financial and other information relating to the Group is disclosed on the Company's website at http://www.chevalier.com.

與投資者及股東之關係

本集團之高級管理人員透過多樣化的方式如個別訪問及會議與投資者、分析員、基金經理及傳媒保持緊密之溝通。本集團亦對投資者索取資料之要求和提問作出即時回應。

董事會亦歡迎股東對影響本集團的事項提出意見，並鼓勵他們出席股東大會，藉以直接地向董事會或管理層反映他們關注的事項。

本公司透過刊發中期及年度報告、通函及通告致力按時為股東及公眾人士提供全面的集團資料，而有關本集團的財務報告及其他資料亦載於本公司網站http://www.chevalier.com內。


MARLIN

The Directors present to shareholders their annual report together with the audited financial statements of the Company and of the Group for the year ended 31st March, 2007.

董事會將本公司及本集團截至二零零七年三月三十一日止年度報告書及經審核財務報表提呈各股東省覽。

CHANGE OF COMPANY NAME

On 4th May, 2007, the Company changed its English name to Chevalier Pacific Holdings Limited and the Chinese name "其士泛亞控股有限公司" has been adopted for identification purpose.

更改公司名稱

於二零零七年五月四日，本公司之英文名稱更改為「Chevalier Pacific Holdings Limited」，並採納「其士泛亞控股有限公司」為其中文名稱，以作識別用途。

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding while the principal activities of its principal subsidiaries and associates are shown on note 43 and note 20 to the financial statements respectively.

The Group's revenue and results for the year ended 31st March, 2007 analysed by business and geographical segments are set out in note 33 to the financial statements.

主要業務

本公司之主要業務為投資控股，而其主要附屬公司及聯營公司之主要業務分別載於財務報表附註第43項及第20項內。

本集團截至二零零七年三月三十一日止年度按業務及地區分類之收益及業績之分析載於財務報表附註第33項內。

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31st March, 2007 are set out in the consolidated income statement on page 47. An interim dividend of HK2.5 cents per share was paid on Tuesday, 9th January, 2007. The Directors now recommend the payment of a final dividend of HK4 cents per share.

業績及撥用

本集團截至二零零七年三月三十一日止年度之業績載於第47頁之綜合收益表內。中期股息每股港幣2.5仙已於二零零七年一月九日(星期二)以現金支付。董事會現建議派發末期股息每股港幣4仙。

CLOSURE OF REGISTER OF MEMBERS

For the purpose of determining the identity of the shareholders entitled to attend and vote at the annual general meeting of the Company to be held on Wednesday, 29th August, 2007, the Register of Members of the Company will be closed from Thursday, 23rd August, 2007 to Wednesday, 29th August, 2007, both days inclusive, during which period no transfer of shares will be effected. To qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Wednesday, 22nd August, 2007.

暫停股份過戶登記

為著釐定有權出席本公司於二零零七年八月二十九日(星期三)舉行之股東週年大會並於會上投票之股東身份，本公司將於二零零七年八月二十三日(星期四)至二零零七年八月二十九日(星期三)(首尾兩日包括在內)暫停辦理股份過戶登記手續。為確保獲得建議派發之末期股息，持有本公司股份之人士，請於二零零七年八月二十二日(星期三)下午四時前，將所有股份過戶文件連同有關股票，送達本公司之香港股份過戶登記分處標準証券登記有限公司，地址為香港皇后大道東二十八號金鐘匯中心二十六樓，以便辦理過戶登記手續。

SHARE CAPITAL

Movements in the Company's share capital during the year are set out in note 30 to the financial statements.

股本

年度內，本公司股本之變動載於財務報表附註第30項內。

SHARE OPTION SCHEME

Particulars of the share option scheme to subscribe for shares in the Company during the year are set out in note 39 to the financial statements.

購股權計劃

年度內，本公司之購股權計劃可予認購股份詳情載於財務報表附註第39項內。

RESERVES

Movements in reserves during the year are set out on pages 105 and 106 to the financial statements.

儲備

年度內，儲備的變動載於財務報表第105頁及106頁內。

DISTRIBUTABLE RESERVES

Distributable reserves as at 31st March, 2007 are set out in note 31.

可供分派予股東之儲備

於二零零七年三月三十一日，可供分派予股東之儲備載於財務報表附註第31項內。

INVESTMENT PROPERTIES

Movements in investment properties during the year are set out in note 15 to the financial statements.

投資物業

年度內，投資物業的變動載於財務報表附註第15項內。

PROPERTY, PLANT AND EQUIPMENT

Movements in property, plant and equipment during the year are set out in note 16 to the financial statements.

物業、廠房及設備

年度內，物業、廠房及設備的變動載於財務報表附註第16項內。

BORROWINGS

Details of bank loans and other borrowings of the Group as at 31st March 2007 are set out in note 29 to the financial statements.

借貸

本集團在二零零七年三月三十一日之銀行貸款及其他借貸之詳情載於財務報表附註29。

FINANCIAL SUMMARY

A financial summary of the Group is shown on pages 3 and 4.

財務概要

本集團之財務概要載於第3頁及4頁。

MAJOR CUSTOMERS AND SUPPLIERS

The five largest suppliers accounted for 75% of the Group's purchases for the year whereas the five largest customers accounted for 24% of the Group's revenue for the year. The largest supplier and the largest customer accounted for 61% and 7% of the Group's purchases and revenue respectively. None of the Directors, their associates nor any shareholder (whom to the knowledge of the Directors owns more than 5% of the Company's issued share capital) has any interest in the Group's five largest suppliers or five largest customers.

主要客戶及供應商

本集團之五大供應商佔本集團本年度進貨額75%，而本集團之五大客戶佔本集團本年度收益24%。其中最大供應商及客戶分別佔本集團進貨額及收益為61%及7%。本公司各董事、其聯繫人士或任何股東(就各董事所知其擁有本公司已發行股本逾5%者)概無與本集團的五大供應商或五大客戶有任何權益。

MAJOR PROPERTIES

Particulars of the major properties of the Group as at 31st March, 2007 are set out on page 17.

主要物業

本集團於二零零七年三月三十一日之主要物業詳情載於第17頁。

EMPLOYEES AND REMUNERATION POLICIES

As at 31st March, 2007, the Group employed approximately 850 full time staff globally. Total staff costs amounted to approximately HK$129 million for the year ended 31st March, 2007. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

僱員及薪酬制度

於二零零七年三月三十一日，本集團於全球僱用約850名全職員工。截至二零零七年三月三十一日止年度，員工總開支約為港幣1.29億元。本集團之薪酬制度乃根據僱員之工作性質、市場趨勢、公司業績及個別員工之表現而作出定期評估。其他員工福利包括酌情發放花紅獎賞、醫療計劃、退休金計劃及僱員購股權計劃等。

DONATIONS

During the year, the Group made donations of HK$98,000 to charitable bodies.

慈善捐款

年度內，本集團捐款予認可慈善機構為港幣9.8萬元。

PRE-EMPTIVE RIGHTS

There are no provision for pre-emptive rights under the Company's Bye-laws although there are no restriction against such rights under the laws in Bermuda where the Company is incorporated.

優先承讓權

本公司之細則並無優先承讓權之規定，雖然根據本公司之註冊地百慕達之法例，對此並無作出任何限制。

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the year.

購買、出售或贖回上市證券

年度內，本公司或其任何附屬公司並無購買、出售或贖回本公司之任何上市證券。

DIRECTORS

The Directors who held office during the year and up to the date of this report were:

Executive Directors

Dr CHOW Yei Ching	*(Chairman)*
Mr CHOW Vee Tsung, Oscar	*(Managing Director)*
Mr KUOK Hoi Sang	
Mr KAN Ka Hon	
Miss Lily CHOW	
Mr CHANG Wan Lung, Robert	(appointed on 21st May, 2007)
Mr FUNG Pak Kwan	(resigned as *Managing Director* on 1st April, 2007)

Independent Non-Executive Directors

Mr Shinichi YONEHARA
Mr WU King Cheong
Mr KWONG Man Sing

董事

年度內及截至本報告日期止之在任董事如下：

執行董事

周亦卿博士	*(主席)*
周維正先生	*(董事總經理)*
郭海生先生	
簡嘉翰先生	
周莉莉小姐	
張雲龍先生	(於二零零七年五月二十一日獲委任)
馮伯坤先生	(於二零零七年四月一日辭任*董事總經理*)

獨立非執行董事

米原慎一先生
胡經昌先生
鄺文星先生

DIRECTORS (continued)

In accordance with the Company's Bye-laws, Mr CHANG Wan Lung, Robert, Ms Lily CHOW and Mr KWONG Man Sing shall retire from office at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election. The Independent Non-Executive Directors are subject to the same retirement requirements as the Executive Directors.

董事(續)

根據本公司之細則，張雲龍先生、周莉莉小姐及鄺文星先生須於即將召開之股東週年大會上告退，惟願膺選連任。各獨立非執行董事之告退規定與各執行董事相同。

DIRECTORS' INTERESTS IN CONTRACTS

DR CHOW Yei Ching, Messrs CHOW Vee Tsung, Oscar, KUOK Hoi Sang, FUNG Pak Kwan, KAN Ka Hon and Shinichi YONEHARA are interested in certain contracts in that they are the Directors and/or have beneficial interests in CIHL. Details of these contracts are more fully disclosed in the section "Continuing Connected Transactions" below.

Save as aforementioned, no other contract of significance to which the Company or its holding company or any of its subsidiaries or fellow subsidiaries was a party and in which a director had a material interest subsisted at the end of the year or at any time during the year.

董事於合約內之權益

周亦卿博士、周維正先生、郭海生先生、馮伯坤先生、簡嘉翰先生及米原慎一先生在若干合約中擁有權益，概因彼等乃其士國際之董事及／或實益擁有其士國際之權益。該等合約之詳情於下文「持續關連交易」詳盡披露。

除上文所述者外，本公司或其控股公司或其任何附屬公司或同母系附屬公司於本年底或年度內任何時間，並無簽訂任何可使董事獲得重大利益之合約。

DIRECTORS' INTERESTS IN COMPETING BUSINESS

During the year, none of the Directors have an interest in any business constituting a competing business to the Group.

董事於競爭性業務之權益

年度內，概無董事與本集團於任何構成競爭之業務中有任何權益。

CONTINUING CONNECTED TRANSACTIONS

The Group has from time to time conducted transactions with CIHL and its subsidiaries (the "CIHL Group") which are "connected persons" for the purposes of the Listing Rules.

持續關連交易

本集團不時與被列作「關連人士」的其士國際及其附屬公司(「其士國際集團」)按上市規則進行交易。

CONTINUING CONNECTED TRANSACTIONS (continued)

During the year ended 31st March, 2007, the Company has in effect the continuing connected transactions set out below which are non-exempt continuing connected transactions under the Listing Rules. The following tenancy agreements (the "Tenancy Agreements") were entered into by Chevalier (OA) Holdings Limited ("COAH"), a wholly-owned subsidiary of the Company as tenant with the following subsidiaries of CIHL as landlord(s). Details of the transactions (the "Transactions") are set out as follows:–

持續關連交易(續)

截至二零零七年三月三十一日止年度內，本公司進行下文所述之持續關連交易，而根據上市規則，該等交易為不獲豁免之持續關連交易。本公司之全資附屬公司－其士(商業系統)集團有限公司(「其士商業」)為租戶與下列其士國際的附屬公司為業主訂立以下的租賃協議(「租賃協議」)。該等交易(「交易」)詳情如下：

Landlord 業主	Date of Agreement 協議日期	Terms 租賃期	Premises 租用物業	Rental for the year 期內租金 (HK$) (港幣)
Winfield Development Limited 威方發展有限公司	30th September, 2004 二零零四年九月三十日	2 years commencing from 1st October, 2004 兩年 由二零零四年十月一日開始	3rd Floor of Chevalier Warehouse Building, 1 On Fuk Street, On Lok Tsuen, Fanling, New Territories, Hong Kong 香港新界粉嶺安樂邨安福街一號其士貨倉大廈三樓單位	300,852
	28th November, 2006 二零零六年十一月二十八日	2 years commencing from 1st October, 2006 兩年 由二零零六年十月一日開始		409,122
Peak Gain Limited 拔創有限公司	30th September, 2004 二零零四年九月三十日	2 years commencing from 1st October, 2004 兩年 由二零零四年十月一日開始	Portions of 6th, 7th, 8th, 9th and 10th Floors of Chevalier Engineering Service Centre, 21 Sheung Yuet Road, Kowloon Bay, Hong Kong 香港九龍灣常悅道二十一號其士工程服務中心六樓、七樓、八樓、九樓及十樓部份單位	1,784,106
	28th November, 2006 二零零六年十一月二十八日	2 years commencing from 1st October, 2006 兩年 由二零零六年十月一日開始		2,043,468

CONTINUING CONNECTED TRANSACTIONS (continued) 持續關連交易(續)

Landlord 業主	Date of Agreement 協議日期	Terms 租賃期	Premises 租用物業	Rental for the year 期內租金 (HK$) (港幣)
Oriental Sharp Limited	30th September, 2004	2 years commencing from 1st October, 2004	Portions of 19th and 22nd Floors of Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong	67,740
銳中有限公司	二零零四年九月三十日	兩年由二零零四年十月一日開始	香港九龍灣宏開道八號其士商業中心十九樓及二十二樓部份單位	
	28th November, 2006	2 years commencing from 1st October, 2006		88,062
	二零零六年十一月二十八日	兩年由二零零六年十月一日開始		

During the year, rentals for the Tenancy Agreements amounting to approximately HK$4.7 million were paid to the CIHL Group.

本年內,租賃協議的租金繳付予其士國際集團約為港幣470萬元。

After the expiration of the Tenancy Agreements on 30th September, 2006, the Group has renewed those tenancies of the respective premises for a further two years commencing from 1st October, 2006 to 30th September, 2008. An announcement was published on 28th November, 2006 regarding the Tenancy Agreements in accordance with the Listing Rules. The Transactions were subject to the reporting and announcement requirements under Rule 14A.34 of the Listing Rules and were exempted from the independent shareholders' approval requirement under Chapter 14A of the Listing Rules. The Company had complied with the reporting and announcement requirements set out in Rules 14A.37 to 14A.40 and Rules 14A.45 to 14A.47 of the Listing Rules.

租賃協議於二零零六年九月三十日到期後,本集團已就有關物業的租賃續約兩年由二零零六年十月一日至二零零八年九月三十日。一份於二零零六年十一月二十八日的公佈根據上市規則刊載有關租賃協議。根據上市規則第14A.34條,該等交易須以申報及公佈形式予以披露;而根據上市規則第14A章獲得豁免而毋須經由獨立股東批准。本公司已符合上市規則第14A.37條至14A.40條及14A.45條至14A.47條之規定以申報及公佈形式予以披露。

All the continuing connected transactions under the Tenancy Agreements were entered in the ordinary and usual course of business of the respective companies after due negotiations on an arm's length basis with reference to the prevailing market conditions.

所有租賃協議的持續關連交易按照該等有關公司按市值租金以一般及日常業務過程中而達成。

CONTINUING CONNECTED TRANSACTIONS (continued)

The Transactions have been reviewed by the Independent Non-Executive Directors of the Company. The Independent Non-Executive Directors of the Company have confirmed that the continuing connected transactions have been entered into:

(i) in the ordinary and usual course of business of the Group;

(ii) either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Group than terms available to/from independent third parties;

(iii) in accordance with the relevant agreements governing such transactions; and

(iv) on terms which are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The auditors of the Company had also confirmed to the Board that the Transactions:

(i) had received the approval from the Board of Directors;

(ii) did not exceed the cap stated in the relevant announcement; and

(iii) were entered into in accordance with the relevant agreements governing such transactions.

On 2nd May, 2007, an agreement in relation to the sale and purchase of the Sale Shares and the Sale Assets (the "Agreement") was approved by the independent shareholders at the Special General Meeting of the Company. Pursuant to the Agreement, COAH would be acquired by CIHL and upon completion of the Agreement, the transactions contemplated under the Tenancy Agreements will no longer constitute continuing connected transactions for the Company under the Listing Rules and the Company will cease to comply with the reporting requirements under Rules 14A.45 and 14A.46 of the Listing Rules and the annual review requirements under Rules 14A.37 to 14A.40 of the Listing Rules in respect of the Tenancy Agreements.

持續關連交易(續)

該等交易已由本公司之獨立非執行董事審閱。本公司之獨立非執行董事已確認，該等交易乃按下列條款訂立：

(i) 於本集團之日常及一般業務過程中訂立；

(ii) 按正常商業條款，或(倘未有足夠可比較交易以裁定條款是否屬正常商業條款)按不遜於獨立第三方給予本集團之條款訂立；

(iii) 根據監管該等交易之有關協議；及

(iv) 按對本公司股東而言，屬公平合理及符合本公司整體股東利益之條款。

核數師已向董事會確認該等交易乃：

(i) 經由董事會批准；

(ii) 並無超逾有關公佈的上限；及

(iii) 乃根據有關交易的協議條款進行。

於二零零七年五月二日，一項有關買賣待售股份及待售資產的協議(「協議」)於本公司股東特別大會上由獨立股東批準。根據協議，其士商業於協議完成後，將被其士國際收購。根據上市規則，租賃協議所述交易將不再構成本公司的持續關連交易及本公司就租賃協議不須依照上市規則第14A.45條及第14A.46條以申報形式予以披露及上市規則第14A.37條至第14A.40條以年度審核予以披露。

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN SECURITIES

As at 31st March, 2007, the interests and short positions of the Directors and the chief executives of the Company in the share, underlying shares and debentures of the Company and its associated corporations, within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO"), which have been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO), or which were required to be recorded in the register to be kept by the Company pursuant to S352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

董事及主要行政人員之證券權益

於二零零七年三月三十一日，本公司董事及主要行政人員於本公司及其相聯公司(定義見證券及期貨條例(「證券及期貨條例」)第XV部)之股份、相關股份及債券中所擁有已根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益及短倉(包括本公司董事根據上述證券及期貨條例條文被列為或視作擁有之權益及短倉)，或必須並已記錄於根據證券及期貨條例第352條規定須予存置之登記冊內之權益及短倉，或根據標準守則須知會本公司及聯交所之權益及短倉如下：

(a) Interests in the Company – Shares

(甲) 本公司權益－股份

Name of Directors 董事名稱	Capacity 身份	Number of ordinary shares 普通股股份數目: Personal interests 個人權益	Corporate interests 公司權益	Total 總數	Approximate percentage of interest 權益概約百分比 (%)
CHOW Yei Ching 周亦卿	Beneficial owner and interest of controlled corporation 實益擁有人及受控制公司之權益	6,815,854	107,822,933*	114,638,787	60.29
KUOK Hoi Sang 郭海生	Beneficial owner 實益擁有人	2,400,000	–	2,400,000	1.26
FUNG Pak Kwan 馮伯坤	Beneficial owner 實益擁有人	2,580,000	–	2,580,000	1.36
KAN Ka Hon 簡嘉翰	Beneficial owner 實益擁有人	451,200	–	451,200	0.24
Shinichi YONEHARA 米原慎一	Beneficial owner 實益擁有人	600	–	600	0.00032

* Dr CHOW Yei Ching has notified the Company that under the SFO, he was deemed to be interested in 107,822,933 shares of the Company which were held by CIHL as Dr Chow beneficially owned 150,356,359 shares in CIHL, representing approximately 53.97% of the issued share capital of CIHL. Dr Chow was deemed to be interested in these shares under the SFO and these shares were same as those shares disclosed in the section "Substantial Shareholders' Interests in Securities" below.

* 周亦卿博士實益持有其士國際150,356,359股股份，佔其士國際股份約53.97%。根據證券及期貨條例，周博士被視為擁有其士國際持有之本公司股份107,822,933股之權益，周博士並已就此向本公司作出知會。該等股份與下段「主要股東之證券權益」所述之股份相同。

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN SECURITIES (continued)

董事及主要行政人員之證券權益(續)

(b) Interests in Associated Corporation – Shares

(乙) 相聯公司權益－股份

Name of Directors 董事名稱	Associated corporation 相聯公司	Number of ordinary shares 普通股股份數目 Capacity 身份	Personal interests 個人權益	Total 總數	Approximate percentage of interest 權益概約百分比 (%)
CHOW Yei Ching 周亦卿	CIHL 其士國際	Beneficial owner 實益擁有人	150,356,359	150,356,359	53.97
KUOK Hoi Sang 郭海生	CIHL 其士國際	Beneficial owner 實益擁有人	98,216	98,216	0.04
FUNG Pak Kwan 馮伯坤	CIHL 其士國際	Beneficial owner 實益擁有人	93,479	93,479	0.03
KAN Ka Hon 簡嘉翰	CIHL 其士國際	Beneficial owner 實益擁有人	29,040	29,040	0.01
Shinichi YONEHARA 米原慎一	CIHL 其士國際	Beneficial owner 實益擁有人	1,671	1,671	0.001

Save as disclosed above and in "Share Option Schemes" below, as at 31st March, 2007, so far as is known to the Directors and the chief executives of the Company, no other person has interests or short positions in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have taken under such provisions of the SFO); or are required, pursuant to S352 of the SFO, to be recorded in the register referred to therein, or are required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

除上文及下文之「購股權計劃」披露者外，於二零零七年三月三十一日，就本公司董事及主要行政人員所知，概無其他人士於本公司或其任何相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益或短倉(包括彼根據上述證券及期貨條例條文被列為或視作擁有之權益或短倉)，或須根據證券及期貨條例第352條規定記錄於該條所述登記冊內之權益或短倉；或須根據標準守則知會本公司及聯交所之權益或短倉。

SHARE OPTION SCHEMES

A share option scheme of the Company (the "CPHL Scheme") was approved by the shareholders of CIHL and shareholders of the Company on 20th September, 2002. Another share option scheme of CIHL (the "CIHL Scheme") was also approved by the shareholders of CIHL on 20th September, 2002. The CPHL Scheme and the CIHL Scheme fully comply with Chapter 17 of the Listing Rules. During the year, no share option was granted, exercised, cancelled or lapsed under the CPHL Scheme and the CIHL Scheme. There was no outstanding option under the CPHL Scheme and the CIHL Scheme at the beginning and at the end of the year.

DIRECTORS' SERVICE CONTRACTS

No Director offering for re-election at the forthcoming Annual General Meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

MANAGEMENT CONTRACTS

Apart from the management agreement entered into with CIHL Group as set out in note 41 to the financial statements, no other contract of significance concerning the management and administration of the whole or any substantial part of the business of the Company or any of its subsidiaries was entered into or subsisted during the year.

購股權計劃

其士國際股東及本公司股東於二零零二年九月二十日批准本公司一項購股權計劃(「其士泛亞計劃」)。其士國際股東於二零零二年九月二十日批准另一項其士國際購股權計劃(「其士國際計劃」)。其士泛亞計劃及其士國際計劃完全符合聯交所上市規則第十七章之規定。年度內，並無購股權根據其士泛亞計劃及其士國際計劃而授出、行使、註銷或失效。於年度初及年結，並無其士泛亞計劃及其士國際計劃尚未行使之購股權之權益。

董事服務合約

概無任何於即將召開之股東週年大會膺選連任的董事與本公司簽訂不可在一年內不作補償(法定賠償除外)而可予以終止之服務合約。

管理服務合約

除於財務報告附註第41項所述之本公司與其士國際集團簽訂的管理服務協議外，年內並無簽署有關管理及經營本公司或其任何附屬公司全部或大部份業務之重要合約。

DIRECTORS' BIOGRAPHIES

Executive Directors

Dr CHOW Yei Ching, Chairman, aged 71, is the founder of Chevalier Group since 1970. He is the Chairman and Managing Director of CIHL, a public company listed on the Stock Exchange and a substantial shareholder of the Company. He is also an Independent Non-Executive Director of Van Shung Chong Holdings Limited, Shaw Brothers (Hong Kong) Limited and Towngas China Company Limited and a Non-Executive Director of Television Broadcasts Limited. In 1995, Dr Chow was awarded with an Honorary Doctor Degree in Business Administration by The Hong Kong Polytechnic University and an Honorary University Fellow by The University of Hong Kong. In 1996 and 1997, he was appointed as an Honorary Member of the Board of Directors by Nanjing University and was conferred an Honorary Degree of Doctor of Laws by The University of Hong Kong respectively. Dr Chow also serves actively in a number of educational advisory committees and gives substantial support to the aforementioned two Universities in Hong Kong and The Hong Kong University of Science & Technology in areas of researches and developments. He is also a Consultative Professor of Zhejiang University and a Lecture Professor of Sichuan Union University in the PRC. Dr Chow's enthusiasm in public services is evidenced in his appointment in 2001 as the Vice Patron of The Community Chest in Hong Kong. He was also appointed as the Honorary Consul of The Kingdom of Bahrain in Hong Kong in 2001. He also actively participates in various professional bodies and associations on fraternal and Chinese affairs. To name a few, he is a Standing Committee Member of the Chinese People's Political Consultative Conference, Shanghai, the President of The Japan Society of Hong Kong and the Chairman of the National Taiwan University-HK Alumni Association, etc. In recognition of his contributions to local and overseas societies alike, Dr Chow was awarded honorable decorations from Britain, Belgium, France and Japan. Furthermore, Dr Chow was also awarded the Gold Bauhinia Star from the Government of the HKSAR in 2004. He is the father of Mr Chow Vee Tsung, Oscar and Miss Lily Chow, Managing Director and Executive Director respectively of the Company.

董事簡介

執行董事

周亦卿博士，主席，現年七十一歲，自一九七零年起為其士集團之創辦人。彼為其士國際之主席兼董事總經理，該公司為香港上市公司及本公司之主要股東。彼亦為萬順昌集團有限公司、邵氏兄弟(香港)有限公司及港華燃氣有限公司之獨立非執行董事及電視廣播有限公司之非執行董事。於一九九五年，周博士分別榮獲香港理工大學頒授榮譽工商管理博士學位及香港大學頒授名譽大學院士銜，並於一九九六年及一九九七年分別獲聘為南京大學名譽董事及獲香港大學頒授名譽法學博士學位。周博士同時亦出任上述香港兩間大學及香港科技大學之顧問委員會委員，並對此三間大學在研究及發展方面給予大力支持。彼並為中國浙江大學之顧問教授與及四川聯合大學之講座教授。周博士一向熱心慈善公益事務，於二零零一年獲選為香港公益金名譽副會長。彼亦於二零零一年獲委任為巴林王國駐香港名譽領事。周博士亦一直致力積極推動有關專業團體事務，及在個別宗親同鄉會及關心中國事務等機構擔任要職，貢獻良多，其中包括上海市政協常務委員、香港日本文化協會會長及台灣大學香港校友會會長。此外，英、比、法、日四國先後頒授勳銜予周博士，以表揚及認同彼對本地及海外社會之貢獻。再者，周博士更於二零零四年獲香港特別行政區政府頒授金紫荊星章。彼分別為本公司董事總經理周維正先生及執行董事周莉莉小姐之父親。

DIRECTORS' BIOGRAPHIES (continued)

Executive Directors (continued)

Mr CHOW Vee Tsung, Oscar, Managing Director, aged 33, joined Chevalier Group in 2000 and is an Executive Director of CIHL, a public company listed on the Stock Exchange and a substantial shareholder of the Company. Mr Chow holds a degree in Master of Engineering from the University of Oxford, U.K. He is currently the Chairman of the Environment Committee of the Hong Kong General Chamber of Commerce, a General Committee Member of the Chinese Manufacturers' Association of Hong Kong and the Chamber of Hong Kong Listed Companies. He is also a Council Member of the Hong Kong Productivity Council and a Committee member of the Infrastructure Development Advisory Committee of Hong Kong Trade Development Council. He is the son of Dr Chow Yei Ching, the Chairman of the Company and CIHL and is also a brother of Ms Lily Chow, an Executive Director of the Company.

Mr KUOK Hoi Sang, Executive Director, aged 57, joined Chevalier Group in 1972 and is the Vice Chairman and Managing Director of CIHL, a public company listed on the Stock Exchange and a substantial shareholder of the Company. He is the President of The Lift and Escalator Contractors Association in Hong Kong, the Vice-Chairman of the Hong Kong – China Branch of The International Association of Elevator Engineers, Vice President of The Hong Kong Federation of Electrical and Mechanical Contractors Limited and a Registered Lift and Escalator Engineer in Hong Kong. He is a member of the Guangzhou Committee of the Chinese People's Political Consultative Conference. Mr Kuok has extensive experience in business development and is responsible for the strategic planning and management of the operations of lifts and escalators, building construction, building materials and supplies, aluminium works, electrical and mechanical services, civil engineering, property development as well as investment projects of the Chevalier Group.

董事簡介(續)

執行董事(續)

周維正先生，董事總經理，現年三十三歲，於二零零零年加入其士集團並為其士國際之執行董事，該公司為香港上市公司及本公司之主要股東。周先生持有英國牛津大學工程碩士學位，亦為香港總商會環保委員會主席、香港中華廠商聯合會會董及香港上市公司商會常務委員會委員。彼亦為香港生產力促進局財務委員會及香港貿易發展局基建發展服務諮詢委員會委員。彼為本公司及其士國際主席周亦卿博士之兒子及本公司執行董事周莉莉小姐之弟。

郭海生先生，執行董事，現年五十七歲，於一九七二年加入其士集團，彼為其士國際之副主席兼董事總經理，該公司為香港上市公司及本公司之主要股東。彼為香港電梯業協會主席、國際電梯工程師協會香港—中國分會副主席及香港機電工程商聯會副主席並為香港註冊升降機及自動梯工程師，彼更獲委任為中國人民政治協商會議廣州市委員。郭先生對業務發展擁有豐富經驗，負責其士集團升降機及自動梯、樓宇建築、建築材料及供應、鋁工程、機電服務、土木工程、物業發展及投資項目之策略性籌劃及營運管理。

DIRECTORS' BIOGRAPHIES (continued)

Executive Directors (continued)

Mr KAN Ka Hon, Executive Director and Company Secretary, aged 56, joined Chevalier Group in 1986 and is an Executive Director and Company Secretary of CIHL, a public company listed on the Stock Exchange and a substantial shareholder of the Company. He is an Independent Non-Executive Director of Victory City International Holdings Limited and Easyknit Enterprises Holdings Limited. He is responsible for management of the Chevalier Group's accounting and treasury, corporate finance, investment, pension fund and company secretarial activities. Mr Kan holds a Bachelor Degree in Science from The University of Hong Kong and is a fellow member of The Association of Chartered Certified Accountants in the U.K. and a member of the Hong Kong Institute of Certified Public Accountants.

Miss Lily CHOW, Executive Director, aged 44, joined Chevalier Group in 1990. She is responsible for strategic planning and business development of the Group. She is also a member of Guangdong Provincial Committee of the Chinese People's Political Consultative Conference, Committee of Taiwan, Hong Kong, Macau and Overseas of the Zhejing Provincial the Committee of the Chinese People's Political Consultative Conference and Shanghai Women's Federation Committee. She holds a Bachelor Degree and is the daughter of Dr CHOW Yei Ching, the Chairman of the Company and is also a sister of Mr Chow Vee Tsung, Oscar, Managing Director of the Company.

Mr CHANG Wan Lung, Robert, Executive Director, aged 43, joined Chevalier Group in 2005 as General Manager of Business Development. He holds a Bachelor degree of Science from the University of San Francisco. Mr Chang was with the Hong Kong Trade Development Council ("HKTDC") for more than 17 years, of which he held management positions of increased responsibility, culminating as Senior Product Promotions Manager. He also served as Director of Northern China between 1999 & 2002 during his time with HKTDC.

董事簡介(續)

執行董事(續)

簡嘉翰先生,執行董事及公司秘書,現年五十六歲,於一九八六年加入其士集團,彼為其士國際之執行董事及公司秘書,該公司為香港上市公司及本公司之主要股東。彼為冠華國際控股有限公司及永義實業集團有限公司之獨立非執行董事。彼負責管理其士集團的會計及庫務、企業財務、投資、退休基金及公司秘書等事務。簡先生持有香港大學頒發之理學學士學位並為英國特許公認會計師公會資深會員及香港會計師公會會員。

周莉莉小姐,執行董事,現年四十四歲,於一九九零年加入其士集團。彼負責本集團之策略性籌劃及業務發展。彼並為中國人民政治協商會議廣東省委員會委員、中國人民政治協商會議浙江省委員會港澳臺僑委員會之特邀委員及上海市婦女聯合會之執行委員。彼持有學士學位及為本公司主席周亦卿博士之千金並為本公司董事總經理周維正先生之姊。

張雲龍先生,執行董事,現年四十三歲,於二零零五年加入其士集團出任業務拓展總經理一職。張先生持有美國三藩市大學科學學士學位。張先生在香港貿易發展局(「貿發局」)工作逾十七年,出任製造業拓展高級經理一職。彼並由一九九九年起至二零零二年出任貿發局東北西北華北地區首席代表。

DIRECTORS' BIOGRAPHIES (continued)

Independent Non-Executive Directors

Mr Shinichi YONEHARA, aged 56, was appointed as an Independent Non-Executive Director in 2001 and a member of the Audit Committee and Remuneration Committee of the Company. He is a graduate of Keio University, Japan. Mr Yonehara joined Mitsui & Co., Ltd in 1974 and retired in January 2001. He was appointed General Manager for Machinery Division of Mitsui & Company (Hong Kong) Limited from 1983 to 1992. He is the Vice Chairman of Simon Murray & Company (Japan). Mr Yonehara is well-experienced in aircraft, telecommunications and IT businesses.

Mr WU King Cheong, aged 56, was appointed as an Independent Non-Executive Director in October, 2002 and a member of the Audit Committee and Remuneration Committee of the Company. He is an Executive Director of Lee Cheong Gold Dealers Limited. He is also a Councillor of the Eastern District Council of the HKSAR, Vice Chairman of the Chinese General Chamber of Commerce and Member of Hong Kong Housing Authority, as well as the Honorary Permanent President of the Chinese Gold and Silver Exchange Society and the Permanent Honorary President of the Hong Kong Stockbrokers Association. He is also an Independent Non-Executive Director of Yau Lee Holdings Limited, Henderson Land Development Company Limited, Henderson Investment Limited, Miramar Hotel and Investment Co., Ltd. and Hong Kong Ferry (Holdings) Company Limited, all of which are companies listed on the Stock Exchange.

Mr KWONG Man Sing, aged 61, was appointed as an Independent Non-Executive Director in 2004 and a member of the Audit Committee and Remuneration Committee of the Company. He is a professional accountant and also holds a Bachelor degree of Applied Science in Electrical Engineering of University of Toronto. He is a fellow member of the Hong Kong Institute of Certified Public Accountants and a member of the Canadian Institute of Chartered Accountants. Mr Kwong was with PricewaterhouseCoopers, Certified Public Accountants for more than 32 years, of which he was an audit partner since 1980 until he retired from the firm on 30th June, 2002. Mr Kwong is an Independent Non-Executive Director of Tai Cheung Holdings Limited, a company listed on the Stock Exchange.

董事簡介(續)

獨立非執行董事

米原慎一先生，現年五十六歲，於二零零一年被委任為本公司獨立非執行董事、審核委員會及薪酬委員會委員。彼於日本慶應大學畢業。米原先生於一九七四年加入Mitsui & Co., Ltd，並於二零零一年一月榮休。彼於一九八三年至一九九二年期間獲委任為三井物產(香港)有限公司機械部之總經理。彼為Simon Murray & Company (Japan)副主席。米原先生在航空、電訊及資訊科技業務具有豐富經驗。

胡經昌先生，現年五十六歲，於二零零二年十月被委任為本公司獨立非執行董事、審核委員會及薪酬委員會委員。彼為利昌金舖有限公司常務董事，並為香港特別行政區東區區議會議員、香港中華總商會副會長、香港房屋委員會委員、金銀業貿易場永遠名譽會長及香港證券經紀業協會永遠名譽會長。彼為聯交所上市公司有利集團有限公司、恒基兆業地產有限公司、恒基兆業發展有限公司、美麗華酒店企業有限公司及香港小輪(集團)有限公司之獨立非執行董事。

鄺文星先生，現年六十一歲，於二零零四年被委任為本公司獨立非執行董事、審核委員會及薪酬委員會委員。彼為專業會計師，並持有多倫多大學電機工程應用科學學士學位。彼為香港會計師公會資深會員及為加拿大會計師公會會員。鄺先生在執業會計師羅兵咸永道會計師事務所工作逾三十二年，並由一九八零年起出任該會計師事務所合夥人一職，直至二零零二年六月三十日榮休。鄺先生為聯交所上市公司大昌集團有限公司之獨立非執行董事。

RETIREMENT SCHEMES

The Company and its Hong Kong subsidiaries were participating companies in the Chevalier Group Staff Provident Fund Scheme (the "Scheme") as defined in the Occupational Retirement Schemes Ordinance which is a defined contribution retirement scheme. The Scheme was granted exemption from Mandatory Provident Fund regulations by the Mandatory Provident Fund Scheme Authority and shall not open to new members starting from 1st December, 2000. Certain of the Company's overseas subsidiaries contribute to their local government's central pension plans for their employees. Contributions to the Scheme are made by both the employers and the employees at the rate of 3.5% to 16% on the employees' salaries.

Pursuant to Government legislation, Bank Consortium Trust Company Limited was selected by the Group as an alternative Mandatory Provident Fund ("MPF") service provider for employees of the Group who join the Group from 1st December, 2000. The MPF is available to the employees aged 18 to 65 and with at least 60 days of service under the employment of the Group in Hong Kong. Contributions are made by the Group at 5% based on the staff's relevant income at a maximum of HK$20,000 per month. The benefits are required by law to be preserved until the retirement age of 65.

The Group's total contributions to these schemes charged to the consolidated income statement during the year amounted to HK$4,926,000 against which the forfeited contributions amounting to HK$301,000 have been deducted. There were forfeited contributions amounting to HK$60,000 available at the year end date for the reduction of future employer's contributions.

退休金計劃

本公司及其在香港之附屬公司為其士集團僱員公積金計劃(「公積金計劃」)之參與公司,此計劃之定義見職業退休計劃條例,屬界定供款退休計劃。公積金計劃已獲強制性公積金計劃管理局之強制性公積金條例所豁免,並於二零零零年十二月一日起不接受新成員。本公司若干海外附屬公司為僱員在當地政府中央退休金計劃中注入供款。這些計劃乃由僱主及僱員分別以僱員薪金3.5%至16%比率注入供款。

根據政府法例,本集團選擇銀聯信託有限公司為強制性公積金(「強積金計劃」)服務供應商,自二零零零年十二月一日起加入本集團之僱員必須參與該計劃。強積金計劃為所有年齡介乎十八至六十五歲,並由本集團承聘於香港工作最少六十天之僱員參加。本集團之供款乃根據僱員有關薪金5%注入供款,惟每月薪金以港幣20,000元為上限。根據法例規定,有關利益須保留至六十五歲之退休年齡方可領取。

年度內,本集團在該等計劃之總供款為港幣492.6萬元,其中已扣除之已沒收供款為港幣30.1萬元,並已在綜合收益表中扣除。於年度結算日,為數港幣60,000元之已沒收供款可用以抵減僱主之未來供款。

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SECURITIES

As at 31st March, 2007, so far as is known to the Directors and the chief executives of the Company, the interests and short positions of the persons or corporations in the shares or underlying shares of the Company which have been disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO were as follows:

主要股東之證券權益

於二零零七年三月三十一日，就本公司董事及主要行政人員所知，下列人士或法團於本公司股份或相關股份中所擁有須根據證券及期貨條例第XV部第2及3分部的條文向本公司披露，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內之權益及短倉如下：

Substantial shareholders 主要股東	Capacity 身份	Number of Shares held (Long position) 持股份數量(好倉)	Approximate percentage of interest 權益概約百分比 (%)
CHOW Yei Ching 周亦卿	Beneficial owner 實益擁有人	114,638,787 *(Notes 1 and 3) (附註1及3)*	60.29
MIYAKAWA Michiko 宮川美智子	Beneficial owner 實益擁有人	114,638,787 *(Notes 2 and 3) (附註2及3)*	60.29
CIHL 其士國際	Beneficial owner 實益擁有人	107,822,933 *(Note 3) (附註3)*	56.70
Chevalier (HK) Limited 其士(香港)有限公司	Beneficial owner 實益擁有人	13,471,200 *(Note 3) (附註3)*	7.08
Firstland Company Limited	Beneficial owner 實益擁有人	13,471,200 *(Note 3) (附註3)*	7.08
CHEN Wai Wai, Vivien 陳慧慧	Beneficial owner 實益擁有人	18,800,000 *(Note 4) (附註4)*	9.89
Crosby Investment Holdings Inc.	Interest of controlled corporation 受控制公司之權益	18,800,000 *(Note 4) (附註4)*	9.89
Nan Fung Resources Limited 南豐資源有限公司	Interest of controlled corporation 受控制公司之權益	18,800,000 *(Note 4) (附註4)*	9.89
Gentfull Investment Limited 俊孚投資有限公司	Beneficial owner 實益擁有人	18,800,000 *(Note 4) (附註4)*	9.89

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SECURITIES (continued)

Notes:

1. Under the SFO, these shares were held by Dr Chow as (i) personal interests of 6,815,854, (ii) corporate interests of 107,822,933 in which Dr Chow was deemed to be interested.

2. Under Part XV of the SFO, Ms Miyakawa Michiko, the spouse of Dr Chow, was deemed to be interested in the same parcel of 114,638,787 shares held by Dr Chow.

3. These shares were held as interest of controlled corporation through Firstland Company Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of Chevalier (HK) Limited. Chevalier (HK) Limited is a company incorporated in Hong Kong and a wholly-owned subsidiary of CIHL. CIHL is a company incorporated in Bermuda. Under Part XV of the SFO, Chevalier (HK) Limited, CIHL, Dr Chow and his spouse were deemed to be interested in 13,471,200 shares.

4. Ms Chen Wai Wai, Vivien, Crosby Investment Holdings Inc., Nan Fung Resources Limited are taken to be interested in 18,800,000 shares which were held by Gentfull Investment Limited. Gentfull Investment Limited is wholly owned by Nan Fung Resources Limited and in turn wholly owned by Crosby Investment Holdings Inc. which is 100% owned by Ms Chen Wai Wai, Vivien.

Save as disclosed above, as at 31st March, 2007, so far as is known to the Directors and the chief executives of the Company, no other person has interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations which were required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO, or, were directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

主要股東之證券權益(續)

附註：

1. 根據證券及期貨條例，該等股份由周博士持有，包括(i) 6,815,854股個人權益，(ii)由法團所持有的107,822,933股；而周博士被視為持有(ii)的權益。

2. 根據證券及期貨條例第XV部，該等股份由周博士持有。周博士之配偶宮川美智子女士被視為擁有同一批114,638,787股股份之權益。

3. 該等股份透過被視為受控制公司之權益的Firstland Company Limited(於香港註冊成立之有限公司)持有。Firstland Company Limited為其士(香港)有限公司(於香港註冊成立之有限公司)全資擁有之附屬公司；而其士(香港)有限公司亦為其士國際(於百慕達註冊成立之有限公司)全資擁有之附屬公司。根據證券及期貨條例第XV部，其士(香港)有限公司、其士國際、周博士及其配偶被視為間接擁有Firstland Company Limited所持有13,471,200股股份之權益。

4. 陳慧慧女士、Crosby Investment Holdings Inc.及南豐資源有限公司被視為持有18,800,000股股份。陳慧慧女士持有Crosby Investment Holdings Inc. 100%股權；而Crosby Investment Holdings Inc.持有南豐資源有限公司100%股權，南豐資源有限公司持有俊孚投資有限公司100%股權。

除上文所披露者外，就本公司董事及主要行政人員所知，於二零零七年三月三十一日，概無任何其他人士於本公司或其任何相聯公司之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第2及第3分部向本公司披露之權益或短倉，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內，或直接或間接持有任何類別股本(附有權利在任何情況下可於本公司之股東大會上投票之股本)面值百分之五或以上權益。

ARRANGEMENT FOR ACQUISITION OF SHARES OR DEBENTURES

Except for the share option schemes adopted by the Company and its associated corporations, at no time during the year was the Company or its holding company or any of its subsidiaries or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

購買股份或債券之安排

除本公司及其相聯公司採納之購股權計劃外，於本年度任何時間內，本公司或其任何控股公司或其任何附屬公司或同系附屬公司概無參與任何安排，使本公司董事透過購買本公司或任何其他公司之股份或債券而獲得利益。

CORPORATE GOVERNANCE

The Board of the Company is committed to maintain high standards of corporate governance. The Company has complied throughout the year ended 31st March, 2007 with the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules with exception of deviation. Detailed information on the Company's corporate governance practices is set out in the Corporate Governance Report contained on pages 19 to 25 of the Annual Report.

企業管治

本公司董事會致力維持高水平之企業管治常規。截至二零零七年三月三十一日止，除若干偏離外，本公司在整個年度一直遵守上市規則附錄十四所載之最佳應用守則的指引，有關本公司之企業管治常規已詳載於本年報第19頁至第25頁之企業管治報告書內。

SUFFICIENCY OF PUBLIC FLOAT

According to the information that is publicly available to the Company and within the knowledge of the Board, the percentage of the Company's share which are in the hands of the public exceeds 25% of the Company's total number of issued shares as at 18th July, 2007, the latest practicable date to ascertain such information prior to the issue of this annual report.

足夠公眾持股量

根據本公司獲得之公開資料及據董事會所知，於二零零七年七月十八日(即本年報刊發前確定該等資料的最後實際可行日期)，公眾人士所持有本公司股份超過本公司已發行股份總數25%。

AUDITORS

In September 2006, Messrs. Deloitte Touche Tohmatsu resigned as auditors of the Company and Messrs PricewaterhouseCoopers were appointed as the auditors of the Company to fill the casual vacancy.

The financial statements have been audited by Messrs PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment at the forthcoming annual general meeting of the Company.

On behalf of the Board

CHOW Yei Ching
Chairman

Hong Kong, 18th July, 2007

核數師

於二零零六年九月，德勤•關黃陳方會計師行辭任本公司核數師，羅兵咸永道會計師事務所獲委任為本公司核數師以填補由此產生之空缺。

本財務報表由羅兵咸永道會計師事務所審核。羅兵咸永道會計師事務所將會告退，並符合資格願在應屆股東週年大會重獲委任。

承董事會命

主席
周亦卿

香港，二零零七年七月十八日

TO THE SHAREHOLDERS OF
CHEVALIER PACIFIC HOLDINGS LIMITED
(Formerly known as Chevalier iTech Holdings Limited; incorporated in Bermuda with limited liability)

We have audited the consolidated financial statements of Chevalier Pacific Holdings Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 47 to 124, which comprise the consolidated and Company balance sheets as at 31st March 2007, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with Section 90 of the Companies Act 1981 of Bermuda and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

致CHEVALIER PACIFIC HOLDINGS LIMITED
股東
(前稱Chevalier iTech Holdings Limited；於百慕達註冊成立之有限責任公司)

本核數師(以下簡稱「我們」)已審核列載於第47至124頁Chevalier Pacific Holdings Limited(「 貴公司」)及其附屬公司(以下合稱「 貴集團」)的綜合財務報表，此綜合財務報表包括於二零零七年三月三十一日的綜合及公司資產負債表與截至該日止年度的綜合收益表、綜合權益變動表和綜合現金流量表，以及主要會計政策概要及其他附註解釋。

董事就財務報表須承擔的責任

貴公司董事須負責根據香港會計師公會頒佈的香港財務報告準則及按照香港《公司條例》的披露規定編製及真實而公平地列報該等綜合財務報表。這責任包括設計、實施及維護與編製及真實而公平地列報財務報表相關的內部控制，以使財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述；選擇和應用適當的會計政策；及按情況下作出合理的會計估計。

核數師的責任

我們的責任是根據我們的審核對該等綜合財務報表作出意見，並按照百慕達一九八一年《公司法》第90條僅向整體股東報告，除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

我們已根據香港會計師公會頒佈的香港審計準則進行審核。這些準則要求我們遵守道德規範，並規劃及執行審核，以合理確定此等財務報表是否不存有任何重大錯誤陳述。

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

審核涉及執行程序以獲取有關財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致財務報表存有重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編製及真實而公平地列報財務報表相關的內部控制，以設計適當的審核程序，但並非為對公司的內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性，以及評價財務報表的整體列報方式。

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

我們相信，我們所獲得的審核憑證是充足和適當地為我們的審核意見提供基礎。

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31st March 2007 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

意見

我們認為，該等綜合財務報表已根據香港財務報告準則真實而公平地反映　貴公司及　貴集團於二零零七年三月三十一日的事務狀況及貴集團截至該日止年度的利潤及現金流量，並已按照香港《公司條例》的披露規定妥為編製。

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 18th July 2007

羅兵咸永道會計師事務所
執業會計師

香港，二零零七年七月十八日

For the year ended 31st March 2007 截至二零零七年三月三十一日止年度

		Note 附註	2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Continuing operations	**持續經營業務**			
Revenue	收益	5	**259,907**	188,423
Cost of sales	銷售成本		**(65,779)**	(47,545)
Gross profit	毛利		**194,128**	140,878
Other income, net	其他收入淨額	6	**10,167**	822
Other gains/(losses), net	其他收益／(虧損)淨額	7	**2,850**	(2,265)
Distribution costs	經銷成本		**(173,166)**	(110,319)
Administrative expenses	行政支出		**(5,690)**	(5,228)
Operating profit	經營溢利		**28,289**	23,888
Share of results of associates	所佔聯營公司業績	20	**955**	–
Finance costs	財務費用	8	**(4,557)**	(3,824)
Profit before taxation	除稅前溢利	9	**24,687**	20,064
Income tax expenses	所得稅支出	10	**(2,005)**	(2,824)
Profit for the year from continuing operations	來自持續經營業務之年度溢利		**22,682**	17,240
Discontinued operations	**非持續經營業務**			
Profit for the year from discontinued operations	來自非持續經營業務之年度溢利	14	**10,979**	19,726
Profit for the year	年度溢利		**33,661**	36,966
Attributable to:	應佔方：			
Equity holders of the Company	本公司股權持有人	13	**33,661**	36,966
Minority interests	少數股東權益		**–**	–
			33,661	36,966
Dividends	股息	11	**13,376**	13,709
Earnings per share	每股盈利	12		
From continuing and discontinued operations	來自持續及非持續經營業務			
– Basic and diluted (HK cents)	－基本及攤薄(港仙)		**18.57**	21.57
From continuing operations	來自持續經營業務			
– Basic and diluted (HK cents)	－基本及攤薄(港仙)		**12.51**	10.06
From discontinued operations	來自非持續經營業務			
– Basic and diluted (HK cents)	－基本及攤薄(港仙)		**6.06**	11.51

The notes on pages 55 to 124 are integral parts of these consolidated financial statements.

第55至124頁之附註乃本綜合財務報表之組成部份。

As at 31st March 2007 於二零零七年三月三十一日

		Note 附註	2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Non-current assets	**非流動資產**			
Investment properties	投資物業	15	–	7,120
Property, plant and equipment	物業、廠房及設備	16	**58,890**	44,631
Prepaid lease payments	預付租賃款項	17	–	2,192
Goodwill	商譽	19	**84,010**	82,392
Trademark	商標	19	**108,000**	108,000
Interests in associates	所佔聯營公司之權益	20	**62,092**	–
Available-for-sale investments	可出售的投資	21	**9,247**	10,020
Investments at fair value through profit or loss	於損益帳按公允值處理的投資	22	**51,320**	49,588
Other non-current assets	其他非流動資產	24	**19,498**	17,104
			393,057	321,047
Current assets	**流動資產**			
Inventories	存貨	23	**6,897**	66,991
Debtors, deposits and prepayments	應收帳款、存出按金及預付款項	24	**24,699**	94,324
Amount due from ultimate holding company	應收最終控股公司帳款	25	–	1,756
Amounts due from customers for contract work	就合約工程應向客戶收取之款項		–	342
Income tax recoverable	可取回所得税		**2,553**	662
Investments at fair value through profit or loss	於損益帳按公允值處理的投資	22	**62,142**	73,279
Derivative financial instruments	衍生財務工具	26	–	32
Bank balances and cash equivalents	銀行結存及現金等值	27	**88,250**	72,399
			184,541	309,785
Non-current assets classified as held for sale	分類為持作出售之非流動資產	14	**171,479**	–
			356,020	309,785
Current liabilities	**流動負債**			
Creditors, bills payable, deposits and accruals	應付帳款、應付票據、存入按金及應付費用	28	**48,832**	77,045
Amount due to ultimate holding company	應付最終控股公司帳款	25	**1,404**	–
Amounts due to customers for contract work	就合約工程應向客戶支付之款項		–	264
Deferred income	遞延收入		**1,073**	20,420
Provision for taxation	課税準備		–	942
Bank borrowings	銀行貸款	29	**52,000**	52,000
			103,309	150,671
Liabilities directly associated with non-current assets classified as held for sale	直接與分類為持作出售之非流動資產有關之負債	14	**105,969**	–
			209,278	150,671
Net current assets	**流動資產淨值**		**146,742**	159,114
Total assets less current liabilities	**總資產減流動負債**		**539,799**	480,161

As at 31st March 2007 於二零零七年三月三十一日

		Note 附註	2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Capital and reserves	**股本及儲備**			
Share capital	股本	30	**95,078**	85,678
Reserves	儲備	31	**386,086**	325,422
Equity attributable to equity holders of the Company	本公司股權持有人應佔權益		**481,164**	411,100
Minority interests	少數股東權益		**200**	176
Total equity	**總權益**		**481,364**	411,276
Non-current liabilities	**非流動負債**			
Deferred taxation	遞延税項	32	**21,435**	19,885
Bank borrowings	銀行貸款	29	**37,000**	49,000
			58,435	68,885
Total equity and non-current liabilities	**總權益及非流動負債**		**539,799**	480,161

Approved by the Board of Directors on 18th July 2007 and signed on its behalf by:

經董事會於二零零七年七月十八日批准，並由下列董事代表簽署：

CHOW Vee Tsung, Oscar
周維正
Director
董事

KUOK Hoi Sang
郭海生
Director
董事

The notes on pages 55 to 124 are integral parts of these consolidated financial statements.

第55至124頁之附註乃本綜合財務報表之組成部份。

As at 31st March 2007 於二零零七年三月三十一日

		Note 附註	2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Non-current assets	**非流動資產**			
Property, plant and equipment	物業、廠房及設備	16	**54**	97
Interests in subsidiaries	所佔附屬公司之權益	18	**302,313**	266,527
Interests in associates	所佔聯營公司之權益	20	**61,137**	–
Investments at fair value through profit or loss	於損益帳按公允值處理的投資	22	**14,841**	13,810
			378,345	280,434
Current assets	**流動資產**			
Deposits and prepayments	存出按金及預付款項	24	**550**	650
Amount due from ultimate holding company	應收最終控股公司帳款	25	**–**	1,756
Amounts due from subsidiaries	應收附屬公司帳款	18	**86,276**	74,876
Investments at fair value through profit or loss	於損益帳按公允值處理的投資	22	**94**	–
Bank balances and cash equivalents	銀行結存及現金等值	27	**15,215**	15,434
			102,135	92,716
Current liabilities	**流動負債**			
Deposits and accruals	存入按金及應付費用	28	**18,238**	4,927
Amount due to ultimate holding company	應付最終控股公司帳款	25	**1,404**	–
Amounts due to subsidiaries	應付附屬公司帳款	18	**43,918**	38,650
			63,560	43,577
Net current assets	**流動資產淨值**		**38,575**	49,139
Total assets less current liabilities	**總資產減流動負債**		**416,920**	329,573

As at 31st March 2007 於二零零七年三月三十一日

		Note 附註	**2007** **二零零七年** **HK$'000** **港幣千元**	2006 二零零六年 HK$'000 港幣千元
Capital and reserves	**股本及儲備**			
Share capital	股本	30	**95,078**	85,678
Reserves	儲備	31	**321,842**	243,895
Total equity	**總權益**		**416,920**	329,573

Approved by the Board of Directors on 18th July 2007 and signed on its behalf by:

經董事會於二零零七年七月十八日批准，並由下列董事代表簽署：

CHOW Vee Tsung, Oscar
周維正
Director
董事

KUOK Hoi Sang
郭海生
Director
董事

The notes on pages 55 to 124 are integral parts of these financial statements.

第55至124頁之附註乃本財務報表之組成部份。

For the year ended 31st March 2007 截至二零零七年三月三十一日止年度

		Equity attributable to equity holders of the Company 本公司股權持有人應佔權益 HK$'000 港幣千元	Minority interests 少數股東權益 HK$'000 港幣千元	Total equity 權益總計 HK$'000 港幣千元
At 1st April 2005	於二零零五年四月一日	381,275	175	381,450
Exchange difference on translation of operations of overseas subsidiaries and an associate	換算海外附屬公司及一間聯營公司的經營所產生的滙兌差額	(287)	1	(286)
Profit for the year	年度溢利	36,966	–	36,966
Total recognised income and expenses for the year	本年度已確認收入及開支總額	36,679	1	36,680
Dividends paid	已付股息	(6,854)	–	(6,854)
At 31st March 2006	於二零零六年三月三十一日	411,100	176	411,276
Exchange difference on translation of operations of overseas subsidiaries and an associate	換算海外附屬公司及一間聯營公司的經營所產生的滙兌差額	5,079	24	5,103
Profit for the year	年度溢利	33,661	–	33,661
Total recognised income and expenses for the year	本年度已確認收入及開支總額	38,740	24	38,764
Dividends paid	已付股息	(13,322)	–	(13,322)
Issue of share capital	發行股本	44,744	–	44,744
Share issuance expenses	股份發行開支	(98)	–	(98)
At 31st March 2007	於二零零七年三月三十一日	481,164	200	481,364

The notes on pages 55 to 124 are integral parts of these consolidated financial statements.

第55至124頁之附註為本綜合財務報表之組成部份。

For the year ended 31st March 2007 截至二零零七年三月三十一日止年度

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Operating activities	**經營業務**		
Profit before taxation	除税前溢利	**36,523**	40,828
Adjustments for:	調整：		
Share of results of associates	所佔聯營公司業績	**(955)**	–
Interest from bank deposits	銀行存款利息收入	**(1,383)**	(1,653)
Interest on bank loans and overdrafts	銀行貸款及透支利息	**5,118**	3,906
Depreciation	折舊	**19,152**	12,421
Amortisation of prepaid lease payments	預付租賃款項攤銷	**184**	251
Provision/(written back of provision) for impairment of receivables	應收款項減值撥備／(回撥撥備)	**12**	(1,983)
Net losses/(gains) on disposals of property, plant and equipment	出售物業、廠房及設備之虧損／(收益)淨額	**143**	(351)
Write-down of inventories to net realisable value	減值存貨至可變現淨值	**2,432**	1,000
Impairment losses on available-for-sale investments	可出售的投資之減值虧損	**1,473**	2,466
Unrealised (gains)/losses on derivative financial instruments	衍生財務工具之未變現(收益)／虧損	**(1,715)**	2,882
Realised and unrealised (gains)/losses on investments at fair value through profit or loss	於損益帳按公允值處理的投資之已變現及未變現(收益)／虧損	**(8,828)**	729
Impairment loss on amount due from an associate	一間聯營公司應收帳款之減值虧損	**280**	1,745
Reversal of impairment loss on prepaid lease payments	撥回預付租賃款項之減值虧損	**-**	(107)
Increase in fair value of investment properties	投資物業之公允值增加	**(737)**	(190)
Operating cash flows before movements in working capital	營運資金變動前之經營現金流量	**51,699**	61,944
Changes in working capital	營運資金變動		
Decrease/(increase) in inventories	存貨減少／(增加)	**8,608**	(8,475)
Decrease/(increase) in debtors, deposits and prepayments	應收帳款、存出按金及預付款項減少／(增加)	**105**	(12,722)
Decrease in properties for sale	待售物業減少	**-**	1,135
Decrease/(increase) in investments at fair value through profit or loss	於損益帳按公允值處理的投資減少／(增加)	**18,233**	(12,781)
Decrease in amounts due from customers for contract work	就合約工程應向客戶收取之款項減少	**192**	597
Increase in creditors, bills payables, deposits and accruals	應付帳款、應付票據、存入按金及應付費用增加	**34,489**	5,306
(Decrease)/increase in amounts due to customers for contract work	就合約工程應向客戶支付之款項(減少)／增加	**(219)**	65
Decrease in deferred income	遞延收入減少	**(2,490)**	(394)
Change in amount due with ultimate holding company	應收最終控股公司帳款變動	**3,160**	(1,045)
Interest paid	已付利息	**(5,118)**	(3,906)
Profits tax paid	已繳付利得税	**(3,707)**	(6,636)
Profits tax refund	利得税退款	**34**	374
Exchange realignment	滙兌調整	**-**	117
Net cash inflow from operating activities	**來自經營業務之現金流入淨額**	**104,986**	23,579

For the year ended 31st March 2007 截至二零零七年三月三十一日止年度

		Notes	2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Investing activities	**投資業務**			
Interest received	已收利息		**1,383**	1,280
Net advance to an associate	一間聯營公司借款淨額		**(280)**	(1,366)
Purchase of property, plant and equipment	購買物業、廠房及設備		**(46,631)**	(16,494)
Proceeds from disposals of property, plant and equipment	出售物業、廠房及設備的款項		**219**	2,649
Purchase of available-for-sale investments	購入可出售的投資		**(700)**	(8,046)
Net cash outflow from acquisition of subsidiaries	收購附屬公司所引致之現金流出淨額		**–**	(204,531)
Investments in associates	投資聯營公司		**(46,300)**	–
Net cash outflow from investing activities	**投資業務產生之現金流出淨額**		**(92,309)**	(226,508)
Net cash inflow/(outflow) before financing activities	**融資業務前之現金流入／(流出)淨額**		**12,677**	(202,929)
Financing activities	**融資業務**			
Issue of share capital	發行股本	30 & 31	**44,744**	–
Share issuance expenses	股份發行開支		**(98)**	–
Dividends paid	已付股息		**(13,322)**	(6,854)
New bank borrowings raised	新借銀行貸款		**9,000**	140,000
Repayments of bank borrowings	償還銀行貸款		**(12,000)**	(39,000)
Net cash inflow from financing activities	**融資業務產生之現金流入淨額**		**28,324**	94,146
Increase/(decrease) in bank balances and cash equivalents	**銀行結存及現金等值增加／(減少)**		**41,001**	(108,783)
Bank balances and cash equivalents at beginning of the year	**於年初之銀行結存及現金等值**		**72,399**	181,330
Effect of changes in foreign exchange rate	**滙率變動之影響**		**3,588**	(148)
Bank balances and cash equivalents at end of the year	**於年終之銀行結存及現金等值**		**116,988**	72,399
Bank balances and cash equivalents at end of the year	於年終之銀行結存及現金等值		**116,988**	72,399
Less: Included in non-current assets classified as held for sale	減：包括入分類為持作出售之非流動資產	14	**(28,738)**	–
			88,250	72,399

The notes on pages 55 to 124 are integral parts of these consolidated financial statements.

第55至124頁之附註為本綜合財務報表之組成部份。

1 General Information

Chevalier Pacific Holdings Limited (the "Company") is a public listed company incorporated in Bermuda with limited liability. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton, HM 12, Bermuda. The address of its principal place of business is 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong. The Company's ultimate holding company is Chevalier International Holdings Limited ("CIHL"), a limited liability company incorporated in Bermuda. Both CIHL's and the Company's shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The principal activity of the Company is investment holding while the activities of its principal subsidiaries are set out in note 43 to the financial statements.

These consolidated financial statements are presented in Hong Kong dollars, which is the same as the functional currency of the Company. These financial statements have been approved for issue by the Board of Directors on 18th July 2007.

1 一般資料

其士泛亞控股有限公司(「本公司」)為一間在百慕達註冊成立之公眾上市有限公司。本公司之註冊辦事處地址為Canon's Court, 22 Victoria Street, Hamilton, HM 12, Bermuda。其主要營業地點地址為香港九龍灣宏開道8號其士商業中心二十二樓。本公司之最終控股公司為其士國際集團有限公司(「其士國際」),為一間在百慕達註冊成立之有限公司。其士國際及本公司之股份均於香港聯合交易所有限公司(「聯交所」)上市。

本公司之主要業務為投資控股,而其主要附屬公司之業務已呈列於本財務報表附註43。

本綜合財務報表以港幣列示,港幣亦為本公司之功能貨幣。本財務報表乃經董事會於二零零七年七月十八日批准刊發。

2 Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of preparation

The consolidated financial statements of Chevalier Pacific Holdings Limited have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of investments properties, available-for-sale investments, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

2 重大會計政策概要

編製本綜合財務報表所應用之主要會計政策載於下文。除另有註明者外,該等政策乃於所有呈列年度貫徹應用。

(a) 編製基礎

其士泛亞控股有限公司之綜合財務報表乃根據香港財務報告準則(「香港財務報告準則」)編製。綜合財務報表按歷史成本慣例編製,並已根據於損益帳按公允值處理之投資物業、可出售的投資、財務資產及財務負債(包括衍生工具)之重估進行修正。

2 Summary of Significant Accounting Policies (continued)

(a) Basis of preparation (continued)

The preparation of consolidated financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 4.

In the current year, the Group has applied the new standards, amendments and interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") that have become effective. The adoption of these new standards does not have any significant effect on the results and financial positions of the Group.

The Group has also considered the new standards, amendments and interpretations that may be applicable to the Group. The Group has not yet early adopted the following new standards, amendments and interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these new standards, amendments and interpretations will have no material impact on the results and financial positions of the Group.

2 重大會計政策概要(續)

(a) 編製基礎(續)

按香港財務報告準則編製綜合財務報表需要作出若干重要會計估計,亦需要管理層於應用本集團會計政策之過程中運用其判斷力。有關涉及重要判斷或高度複雜之範疇,或作出假設及估計對本財務報表有重大影響之範疇,乃於附註4內披露。

於本年度,本集團已採用香港會計師公會(「香港會計師公會」)所頒佈已生效之新制訂準則、修訂及詮釋。採用該等新準則對本集團之業績及財務狀況並無任何重大影響。

本集團已考慮可能適用於本集團之新準則、修訂及詮釋。本集團並無提早應用下列已頒佈但未生效之相關新準則、修訂及詮釋。本公司董事預期應用該等新制訂準則、修訂及詮釋將不會對本集團之業績及財務狀況造成重大影響。

2 Summary of Significant Accounting Policies (continued)

2 重大會計政策概要(續)

(a) Basis of preparation (continued)

(a) 編製基礎(續)

HKAS 1 (Amendment)	Presentation of Financial Statements: Capital Disclosures
香港會計準則第1號(修訂本)	財務報表之呈報方式:資本披露
HKFRS 7	Financial Instruments: Disclosures
香港財務報告準則第7號	金融工具:披露
HKFRS 8	Operating Segments
香港財務報告準則第8號	經營分類
HK(IFRIC)-Int 8	Scope of HKFRS 2
香港(國際財務滙報詮釋委員會)－詮釋第8號	香港財務報告準則第2號之範疇
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
香港(國際財務滙報詮釋委員會)－詮釋第9號	內含衍生工具之重新評估
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment
香港(國際財務滙報詮釋委員會)－詮釋第10號	中期財務報告及減值
HK(IFRIC)-Int 11	HKFRS 2 – Group and Treasury Share Transactions
香港(國際財務滙報詮釋委員會)－詮釋第11號	香港財務報告準則第2號－集團及庫存股份交易
HK(IFRIC)-Int 12	Services Concession Arrangements
香港(國際財務滙報詮釋委員會)－詮釋第12號	服務特許權安排

(b) Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st March.

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

(b) 綜合帳目基礎

綜合財務報表包括本公司及其附屬公司截至三月三十一日之財務報表。

附屬公司乃本集團有權控制財政及營運政策之所有企業(包括特別目的企業),一般附隨超過一半投票權之股權。當衡量本集團是否控制另一企業時,會考慮現時可行使或可轉換之潛在投票權是否存在及其影響。

附屬公司於其控制權轉移至本集團當日起全面綜合入帳,並於控制權終止當日起停止綜合入帳。

如有需要,附屬公司之財務報表將作調整,以使其會計政策與本集團其他成員公司所用者一致。

所有集團內公司間之交易、結餘、收入及開支於綜合時撇銷。

2 Summary of Significant Accounting Policies (continued)

(b) Basis of consolidation (continued)

Minority interests in the net assets are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

In the Company's balance sheet, the interests in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted by the Company on the basis of dividend received and receivable.

(c) Goodwill/discount on acquisitions

Goodwill arising on an acquisition of a subsidiary or an associate, representing the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant subsidiary or associate at the date of acquisition, is carried at cost less any accumulated impairment losses.

Capitalised goodwill arising on an acquisition of a subsidiary is presented separately in the consolidated balance sheet. Capitalised goodwill arising on an acquisition of an associate is included in the cost of the investment of the relevant associate.

2 重大會計政策概要(續)

(b) 綜合帳目基礎(續)

少數股東權益所佔之資產淨值將與本集團之權益分開呈列。少數股東權益所佔資產淨值包括於原有業務合併日期之該等權益金額，以及合併日期以來少數股東所佔權益之變動。少數股東應佔虧損超出少數股東應佔附屬公司權益之金額將與本集團之權益對銷，惟於少數股東具有約束力責任及其有能力作出額外投資以彌補該等虧損者除外。

附屬公司權益按成本扣除減值虧損撥備於本公司資產負債表列帳。附屬公司業績由本公司按已收及應收股息基準入帳。

(c) 商譽／收購折現

收購附屬公司或聯營公司所產生之商譽，即收購成本超逾本集團於收購當日應佔有關附屬公司或聯營公司之可識別資產、負債及或然負債之公允值之金額，乃按成本減任何累計減值虧損列帳。

收購附屬公司所產生之資本化商譽於綜合資產負債表內分開呈列。收購聯營公司所產生之資本化商譽納入有關聯營公司之投資成本。

2 Summary of Significant Accounting Policies (continued)

2 重大會計政策概要(續)

(c) Goodwill/discount on acquisitions (continued)

Goodwill is tested for impairment annually or more frequently if there is indication that goodwill might be impaired. For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating units ("CGUs"), or groups of CGUs, that are expected to benefit from the synergies of the acquisition. A CGU to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the CGU to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit. Any impairment loss for goodwill is recognised directly in the income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of subsidiary or associate, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

A discount on acquisition arising on an acquisition of a subsidiary or an associate represents the excess of the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over the cost of the business combination and is recognised immediately in the income statement.

Contingent liabilities of an acquiree are recognised at the date of the acquisition if the fair value of the contingent liabilities can be measured reliably. Contingent liabilities are initially measured at fair value at the date of acquisition. At subsequent balance sheet date, such contingent liabilities are measured at the higher of the amount that would be recognised in accordance with Hong Kong Accounting Standard 37 "Provisions, Contingent Liabilities and Contingent Assets" and the amount initially recognised less cumulative amortisation, if appropriate.

Where the Group increases its interest in an enterprise that is already an associate by the Group, the excess of the cost of acquisition over the carrying amount of net assets attributable to the additional interest acquired is recognised as goodwill.

(c) 商譽／收購折現(續)

商譽每年進行減值測試，倘有跡象顯示商譽可能減值，則更頻密進行測試。就減值測試而言，收購所產生之商譽乃分配至各個有關產生現金單位或各組產生現金單位，有關產生現金單位預期可受益於收購之協同效應。已獲分配商譽之產生現金單位將會每年及該等單位出現減值跡象時進行減值測試。就財政年度進行收購所產生之商譽而言，已獲分配商譽之產生現金單位於該財政年度完結前進行減值測試。如產生現金單位之可收回金額少於其帳面值，則首先會分配減值虧損以扣減分配至該單位之任何商譽之帳面值；其後，再分配至該單位之其他資產。任何商譽減值虧損乃直接於收益表內確認。商譽減值虧損於其後期間不予撥回。

其後出售附屬公司或聯營公司時，資本化商譽之應佔金額計入出售所得損益之金額。

收購附屬公司或聯營公司所產生之收購折現，即被收購人之可識別資產、負債及或然負債之公允值淨值超逾業務合併成本之金額，乃即時於收益表確認。

倘被收購人之或然負債之公允值能可靠計量，則該等或然負債於收購當日確認。或然負債最初於收購當日按公允值計量，於其後之結算日，該等或然負債按將根據香港會計準則第37號「撥備、或然負債及或然資產」確認之金額及首次確認之金額減累計攤銷(如適用)之較高者計量。

倘本集團增持於已為本集團聯營公司之企業之權益，則收購成本超逾所收購額外權益應佔之淨資產帳面值之金額，乃確認為商譽。

2 Summary of Significant Accounting Policies (continued)

(d) Interests in associates

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, interests in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment. Any excess of the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognised immediately in the income statement.

Where a Group entity transacts with an associate of the Group, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associate, except to the extent that unrealised losses provide evidence of an impairment of the asset transferred, in which case, the full amount of losses is recognised.

2 重大會計政策概要(續)

(d) 所佔聯營公司之權益

聯營公司之業績及資產及負債乃按權益會計法計入綜合財務報表。根據權益法，於聯營公司之投資乃按成本減任何已識別減值虧損於綜合資產負債表列帳，並會就本集團所分佔聯營公司損益及權益變動而於收購後出現之變化作出調整。當本集團分佔聯營公司之虧損相等於或超過其於該聯營公司之權益(包括實質上構成本集團在聯營公司之投資淨額之任何長期權益)，本集團不再確認分佔進一步虧損。額外分佔虧損將計提撥備及確認負債，惟以本集團已產生之法定或推定責任或代表該聯營公司支付之款項為限。

收購成本超出本集團分佔聯營公司於收購日期確認之可識別資產、負債及或然負債之公允值淨額中所佔權益之任何差額，乃確認為商譽。商譽乃計入投資之帳面值，並就作為部份投資之減值進行評估。本集團分佔之可識別資產、負債及或然負債公允值淨額之權益較收購成本多出之任何差額，會於重新評估後在收益表內確認。

當集團企業與本集團之聯營公司進行交易，所得未變現損益將互相抵銷，惟數額以本集團於有關聯營公司之權益為限，惟若該未變現虧損提供已轉讓資產之減值證據，在此情況下，則虧損予以全數確認。

2 Summary of Significant Accounting Policies (continued)

2 重大會計政策概要(續)

(e) Financial instruments

Financial assets and financial liabilities are recognised in the balance sheet when a Group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in the income statement.

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and the cumulative gain or loss that had been recognised directly in equity is recognised in the income statement.

In prior years, the Group presented the gross sales proceeds and carrying value of financial assets disposed of during the years as part of the Group's revenue and cost of sales respectively. In the current year, the directors of the Company considered it is more appropriate to reflect results of securities trading on net basis and to present such amount as other income. The adoption of the change has reduced the revenue and cost of sales and increased the other income by HK$15.6 million, HK$12.0 million and HK$3.6 million respectively for the year ended 31st March 2007 and by HK$94.3 million, HK$87.9 million and HK$6.4 million respectively for the year ended 31st March 2006.

(e) 財務工具

當某集團企業成為工具合約條文之訂約方時，財務資產及財務負債於資產負債表確認。財務資產及財務負債最初以公允值計量。應直接計入收購或發行財務資產及財務負債(於損益帳按公允值列帳的財務資產及財務負債除外)之交易成本，於首次確認時加入或從財務資產或財務負債之公允值扣減(如適用)。直接應佔收購於損益帳按公允值處理的財務資產或財務負債之交易成本，乃即時於收益表內確認。

當從資產收取現金流量之權利屆滿，或財務資產被轉讓及本集團已轉讓該項財務資產擁有權之絕大部份風險及回報時，有關資產將被解除確認。於解除確認財務資產時，該項資產之帳面值與已收代價及直接於權益確認之累計盈虧之總和之差額，將於收益表內確認。

於過往年度，本集團將銷售所得款項總額及於過往年度出售之財務資產公允值分別列帳於本集團收益及銷售成本內。於本年度，本公司董事認為以淨額方式反映證券買賣之業績較為恰當，並將該金額列帳於其他收入內。採用該方式之變動分別於截至二零零七年三月三十一日止年度及截至二零零六年三月三十一日止年度分別使收益及銷售成本減少及其他收入增加港幣15,600,000元、港幣12,000,000元及港幣3,600,000元，以及港幣94,300,000元、港幣87,900,000元及港幣6,400,000元。

2 Summary of Significant Accounting Policies (continued)

(e) Financial instruments (continued)

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid or payable is recognised in the income statement.

(i) Financial assets

The Group's financial assets are classified into either financial assets at fair value through profit or loss, loans and receivables or available-for-sale investments. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss, including those designated at fair value through profit or loss on initial recognition. At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in the income statement in the period in which they arise.

2 重大會計政策概要(續)

(e) 財務工具(續)

當有關合約所訂明責任獲解除、註銷或屆滿時,財務負債將被解除確認。解除確認之財務負債之帳面值與已付或應付代價之間之差額於收益表內確認。

(i) 財務資產

本集團之財務資產主要分為「於損益帳按公允值處理的財務資產」、「貸款及應收款項」或「可出售的投資」。從正常渠道購買或出售之財務資產以交易日為基準確認或終止確認。從正常渠道購買或出售指須根據法例或市場慣例訂立之時間內交收資產之財務資產買賣。以下乃各類財務資產所採用之會計政策:

於損益帳按公允值處理的財務資產

於損益帳按公允值處理的財務資產,包括於首次確認時於損益帳按公允值處理的財務資產。於首次確認後之每個結算日,於損益帳按公允值處理的財務資產按公允值計算,有關公允值之變動於產生期間直接於收益表確認。

2 Summary of Significant Accounting Policies (continued)

(e) Financial instruments (continued)

(i) Financial assets (continued)

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including debtors, amounts due from associates and bank balances) are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in the income statement when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Available-for-sale investments

Available-for-sale investments are non-derivatives that are either designated or not classified as any of the other categories set out above. At each balance sheet date subsequent to initial recognition, available-for-sale investments are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in the income statement. Any impairment losses on available-for-sale investments are recognised in the income statement. Impairment losses on available-for-sale equity investments will not be reversed through the income statement in subsequent periods. For available-for-sale debt investments, impairment losses are subsequently reversed if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment losses.

2 重大會計政策概要(續)

(e) 財務工具(續)

(i) 財務資產(續)

貸款及應收款項

貸款及應收款項為有固定或可釐定付款而並無活躍市場報價之非衍生財務資產。於首次確認後之每個結算日，貸款及應收款項(包括應收帳款、應收聯營公司款項及銀行結存)以實際利息法按攤銷成本減任何已確認減值虧損列帳。減值虧損在有客觀證據證明資產出現減值時，於收益表確認，並按資產帳面值與按原實際利率折讓之估計未來現金流量之現值之差額計量。當資產之可收回數額增加客觀上與確認減值後所發生之事件有關時，減值虧損會於隨後期間撥回，惟該資產在撥回減值當日之帳面值不得超過未確認減值時之已攤銷成本。

可出售的投資

可出售的投資為被指定或未被劃分為任何其他類別(如上文所所述)之非衍生工具。於首次確認後之每個結算日，可出售的投資按公允值計算。公允值之變動於權益確認，直至該財務資產被出售或確定出現減值，屆時過往於權益確認之累計盈虧自權益剔除，並於收益表內確認。可出售的投資之任何減值虧損於收益表內確認。可出售的股本投資之減值虧損不會於隨後期間透過收益表撥回。就可出售之債務投資而言，倘該投資公允值之增加客觀上與確認減值虧損後所發生之事件有關，則有關減值虧損會於期後撥回。

2 Summary of Significant Accounting Policies (continued)

(e) Financial instruments (continued)

(i) Financial assets (continued)

Available-for-sale investments (continued)

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognised in the income statement when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not be reversed in subsequent periods.

(ii) Financial liabilities and equity

Financial liabilities and equity instruments issued by Group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. The Group's financial liabilities are classified into financial liabilities at fair value through profit or loss and other financial liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities held for trading on initial recognition. At each balance sheet date subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in the income statement in the period in which they arise.

2 重大會計政策概要(續)

(e) 財務工具(續)

(i) 財務資產(續)

可出售的投資(續)

在活躍市場並無市場報價且未能可靠衡量公允值之可出售的股本投資及與該等非上市股本工具有關並須以交付該等工具結算之衍生工具，則按成本減任何於首次確認後每個結算日確認之減值虧損計算。減值虧損在有客觀證據證明該資產出現減值時，於收益表確認。減值虧損數額按資產帳面值與按同類財務資產之現行市場回報率折讓之估計未來現金流量現值之差額計算。有關減值虧損不會於隨後期間撥回。

(ii) 財務負債及股本權益

由集團企業發行之財務負債及股本權益工具按所訂立之合約安排性質，以及財務負債及股本權益工具之定義而分類。

股本權益工具為帶有集團資產剩餘權益(經扣除其所有負債)之任何合約。本集團之財務負債一般分類為損益帳按公允值處理的財務負債及其他財務負債。就財務負債及股本權益工具而採納之會計政策載列如下：

於損益帳按公允值處理的財務負債

於損益帳按公允值處理的財務負債乃於首次確認時持作買賣之財務負債。於首次確認後之每一個結算日，於損益帳按公允值處理的財務負債按公允值計量，其公允值變動直接於產生期內之收益表中確認。

2 Summary of Significant Accounting Policies (continued)

(e) Financial instruments (continued)

(ii) Financial liabilities and equity (continued)

Other financial liabilities

Other financial liabilities including bank borrowings, creditors and bills payable are subsequently measured at amortised cost, using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

(iii) Derivatives

The Group uses derivative financial instruments to hedge its exposure against currency risk and interest rate risk. Such derivatives are measured at fair value regardless of whether they have been designated as effective hedging instruments by the Group. These are deemed as financial assets held for trading or financial liabilities held for trading. Changes in fair values of such derivatives are recognised directly in the income statement.

Derivatives embedded in non-derivative host contracts are separated from the relevant host contracts and deemed as held-for-trading when the economic characteristics and risks of the embedded derivatives are not closely related to those of the host contracts, and the combined contracts are not measured at fair value through profit or loss. In all other circumstances, derivatives embedded are not separated and are accounted for together with the host contracts in accordance with appropriate standards. Where the Group needs to separate an embedded derivative but is unable to measure the embedded derivative, the entire combined contracts are treated as held-for-trading.

2 重大會計政策概要(續)

(e) 財務工具(續)

(ii) 財務負債及股本權益(續)

其他財務負債

其他財務負債包括銀行借貸、應付帳款及應付票據，隨後採用實際利率法按已攤銷成本計算。

股本權益工具

本公司發行之股本權益工具以所收款項減直接發行成本入帳。

(iii) 衍生工具

本集團使用衍生財務工具對沖所承受之幣值風險及利率風險。該等衍生財務工具不論是否獲本集團指定為有效對沖工具，均按公允值計量。該等衍生財務工具被視為持作買賣之財務資產或持作買賣之財務負債。該等衍生工具公允值之變動直接於收益表內確認。

當非衍生主合約之內含衍生工具之經濟特質及風險與主合約之經濟特質及風險並無密切關係，同時合併合約並非於損益帳按公允值計量時，內含衍生工具須與有關主合約分開列帳，並視為持作買賣用途。在所有其他情況下，內含衍生工具不會分開處理，而會根據適用準則與主合約一併入帳。當本集團須分開處理內含衍生工具但無法進行衡量時，整個合併合約被視為持作買賣用途。

2 Summary of Significant Accounting Policies (continued)

(f) Investment properties

Property that is held for long-term rental yields or for capital appreciation or both, and that is not occupied by the Group, is classified as investment property.

Investment property comprises land held under operating leases and buildings held under finance leases. Land held under operating leases are classified and accounted for as investment property when the rest of the definition of investment property is met. The operating lease is accounted for as if it were a finance lease.

Investment property is measured initially at its cost, including related transaction costs. After initial recognition, investment property is carried at fair value. Fair value is determined by professional valuation conducted as at the balance sheet date. Changes in fair value are recognised in the income statement.

Subsequent expenditure is charged to the carrying amount of the asset only when it is probable that future economic benefits associated with the asset will flow to the Group and the cost of the asset can be measured reliably. All other repairs and maintenance costs are expensed in the income statement during the financial period in which they are incurred.

Changes in fair values are recognised in the income statement as part of the other gains, net.

If an investment property becomes owner-occupied, it is reclassified as property, plant and equipment, and its fair value at the date of reclassification becomes its cost for accounting purposes. If an item of property, plant and equipment becomes an investment property because its use has changed, any difference resulting between the carrying amount and the fair value of this item at the date of transfer is recognised in equity as a revaluation of property, plant and equipment under HKAS 16. However, if a fair value gain reverses a previous impairment loss, the net gain is recognised in the income statement.

2 重大會計政策概要(續)

(f) 投資物業

持作長期租金收益或資本增值或兩者兼備用途且並非由本集團佔用之物業分類為投資物業。

投資物業包括根據營業性租賃持有之土地及根據融資租賃持有之樓宇。根據營業性租賃持有之土地符合投資物業其餘定義時,則分類為並按投資物業入帳。營業性租賃猶如其為融資租賃入帳。

投資物業最初按成本(包括相關交易成本)計量。首次確認後,投資物業按公允值入帳。公允值由於結算日進行之專業估值釐定。公允值變動於收益表確認。

僅於本集團可能受惠於與資產有關之日後經濟收益及該資產成本能可靠地計量時,其後開支始計入該資產之帳面值。所有其他維修保養成本均於其產生之財政期間作為開支計入收益表。

公允值變動作為其他收益淨額之一部份於收益表確認。

倘投資物業成為自用,則重新分類為物業、廠房及設備,而其於重新分類當日之公允值就會計目的而言成為其成本。倘物業、廠房及設備之項目由於用途有變而成為投資物業,該項目於轉移當日所產生帳面值與公允值之差額根據香港會計準則第16號於權益確認為物業、廠房及設備之重估儲備。然而,倘公允值收益抵銷過往減值虧損,則該收益淨額於收益表確認。

2 Summary of Significant Accounting Policies (continued)

(g) Property, plant and equipment

(i) Properties

Properties held for own use are stated at cost less accumulated depreciation and impairment losses.

Depreciation is provided on the cost of the buildings on a straight-line basis over their estimated useful lives of 20 to 50 years or the remaining terms of the respective leases, whichever is the shorter after considering the residual value.

(ii) Plant and equipment

Plant and equipment are stated at cost less accumulated depreciation and impairment losses. In prior years, machinery, tools, equipment, furniture, fixtures, office equipment and motor vehicles were depreciated on reducing balance basis at annual charge rate of 20% to 40% with initial charge of 20%. The directors of the Company have reviewed the usage of these assets and considered it is appropriate to depreciate them on a straight-line basis over their expected useful lives. Accordingly, starting from 1st April 2006, depreciation is provided to write off the cost of plant and equipment over their estimated useful lives on a straight-line basis after taking into account their estimated residual value at the following rates per annum:

	Annual charge
Store machine and equipment	Over the shorter of the term of the lease, or 10%-20%
Machinery, tools and equipment	10%-20%
Furniture, fixtures, office equipment and motor vehicles	10%-20%

2 重大會計政策概要(續)

(g) 物業、廠房及設備

(i) 物業

持有作自用之物業，乃按成本值減去累積折舊及累積減值虧損列於帳內。

樓宇之折舊乃經考慮其剩餘價值後以直線法按成本減其估計使用年期20至50年或各自租賃之剩餘年期(以較低者為準)。

(ii) 廠房及設備

廠房及設備乃按成本值減去折舊及累積減值虧損列帳。於過往年度，機器、工具、設備、傢俬、裝置、辦公室設備及汽車乃根據餘額遞減法，以首次折舊20%，以後每年折舊20%至40%計算。本公司董事已檢討該等資產之使用情況並認為以直線法進行折舊計算為恰當。因此，自二零零六年四月一日開始，廠房及設備之折舊乃按成本值及已考慮其估計之剩餘價值，按其估計使用年期及下列比率每年以直線法計提：

	每年折舊
店舖機器及設備	按10%-20%或相關租賃年期兩者之較短者計算
機器、工具及設備	10%-20%
傢俬、裝置、辦公室設備及汽車	10%-20%

2 Summary of Significant Accounting Policies (continued)

(g) Property, plant and equipment (continued)

(ii) Plant and equipment (continued)

The change in accounting estimates has no significant impact to the Group's depreciation charged to the income statement for the current year.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

(h) Prepaid lease payments

Prepaid lease payments represent upfront premium paid for land cost. Prepaid lease payments are charged to the income statement over the term of relevant land leases on a straight-line basis.

(i) Trademarks

On initial recognition, trademarks acquired separately and from business combinations are recognised at cost and at fair value respectively. After initial recognition, trademarks with finite useful lives are carried at costs less accumulated amortisation and accumulated impairment losses. Amortisation for trademarks with finite useful lives is provided on a straight-line basis over their estimated useful lives. Trademarks with indefinite useful lives are carried at cost less any accumulated impairment losses.

Gains or losses arising from derecognition of a trademark are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statement when the asset is derecognised.

Trademark is tested for impairment annually or more frequently if there is indication that the assets might be impaired.

2 重大會計政策概要(續)

(g) 物業、廠房及設備(續)

(ii) 廠房及設備(續)

會計估計變動對本集團於本年度計入收益表之折舊概無重大影響。

出售或報廢資產產生之盈虧乃由出售所得款項與其帳面值之差額釐定,並於收益表確認。

(h) 預付租賃款項

預付租賃款項為支付土地成本之前期地價。預付租賃款項於有關土地租賃期間按直線法計入收益表。

(i) 商標

於首次確認時,從個別地及業務合併中收購之商標分別按成本值及公允值確認。在首次確認後,具有有限使用年期之商標按成本值減累積攤銷及累積減值虧損列帳。具有有限使用年期之攤銷商標,乃以直線攤銷法按其估計使用年期計提。具有無限使用年期之商標按成本值減累積減值虧損列帳。

解除確認商標所產生之盈虧按該項資產之出售所得款項淨額與其帳面值之差額計算,並於解除確認該項資產時於收益表內確認。

商標每年進行減值測試,倘有跡象顯示資產可能減值,則更頻密進行測試。

2 Summary of Significant Accounting Policies (continued)

2 重大會計政策概要(續)

(j) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average method. Net realisable value is determined on the basis of anticipated sales proceeds in the ordinary course of business less applicable selling expenses.

(j) 存貨

存貨乃按成本或可變現淨值二者之較低值入帳。成本以加權平均法計算。可變現淨值按日常業務過程之預期出售所得款項減適用出售開支之基準釐定。

(k) Revenue recognition

Income from sale of goods is recognised when goods are delivered and title to the goods has passed to the customers. Revenue is arrived at after deduction of any sales returns, discount and value-added tax.

Income from rendering of services is recognised at the time when services are rendered. Receipts in advance of provision of services are accounted for as deferred income.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset's net carrying amount.

Rental income under operating leases is recognised on a straight-line basis over the terms of the respective leases.

(k) 收益之確認

銷售貨品所產生之收益乃於貨品送出後及貨品擁有權轉讓予客戶後確認。收益已減除所有銷售退回、折扣及增值稅。

提供服務所得之收入於提供服務時確認。提供服務前預收之款項乃包括在遞延服務收入內。

財務資產之利息收益乃按時間比例入帳，並根據本金及有關之實際利率計算，實際利率為透過財務資產之預期使用年期，將估計未來現金收入實際折讓資產之帳面淨值之比率。

營業性租賃之租金收入乃按直線法據其租賃年期入帳。

(l) Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Amounts due from lessees under finance leases are recorded as receivables at the amount of the Group's net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group's net investment outstanding in respect of the leases.

Rental income from operating leases is recognised in the income statement on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense on a straight-line basis over the lease term.

(l) 租賃

當租賃條款實質上將擁有權所產生之大部份風險及得益轉移給承租人，該等合約被視為融資性租賃。所有其他租賃均被視為營業性租賃。

本集團作為出租人

融資性租賃下應收承租人之款項乃入帳列作應收款項，款額為本集團於租賃之淨投資。融資性租賃收入乃分配至各會計期間，以反映本集團於租賃尚未收回淨投資之固定定期回報率。

營業性租賃之租金收益於有關租賃期間以直線法於收益表內確認。就磋商及安排營業性租賃所產生之首次直接成本計入有關租賃資產之帳面值，並於租賃期間以直線法確認為支出。

2 Summary of Significant Accounting Policies (continued)

2 重大會計政策概要(續)

(l) Leases (continued)

The Group as lessee

Rentals payables under operating leases are charged to the income statement on a straight-line basis over the term of the relevant lease. Benefits received and receivables as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

(l) 租賃(續)

本集團作為承租人

營業性租賃項下之應付租金於有關租賃期間以直線法計入收益表。作為訂立營業性租賃激勵措施之已收及應收利益，於租賃期間以直線法確認為租金費用之減少。

(m) Borrowing costs

Borrowing costs are recognised in the income statement in the period in which they are incurred.

(m) 借貸成本

借貸成本於產生期間在收益表內確認。

(n) Foreign currencies

In preparing the financial statements of each individual Group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are translated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not translated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in the income statement in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognised in equity in the consolidated financial statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in the income statement for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange components of that gain or loss are also recognised directly in equity.

(n) 外幣

於編製各個別集團企業之財務報告時，以該企業功能貨幣以外之貨幣(外幣)進行之交易均按交易日期之適用滙率換算為功能貨幣(即該企業經營所在主要經濟地區之貨幣)入帳。於各結算日，以外幣列值之貨幣項目均按結算日之適用滙率換算。按公允值以外幣列值之非貨幣項目則按釐定公允值當日之適用滙率換算。按歷史成本以外幣計量之非貨幣項目毋須換算。

於結算及換算貨幣項目時產生之滙兑差額均於產生期間內於收益表中確認，惟倘滙兑差額乃因換算構成本集團於境外業務之投資淨額一部份之貨幣項目而產生則除外，在此情況下，有關滙兑差額於綜合財務報表之權益內確認。按公允值列帳之非貨幣項目經重新換算後產生之滙兑差額於該期間於收益表列帳，惟重新換算直接於權益內確認盈虧之非貨幣項目所產生之差額除外，在此情況下，收益或虧損之滙兑部份亦直接於權益內確認。

2 Summary of Significant Accounting Policies (continued)

(n) Foreign currencies (continued)

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity, the exchange fluctuation reserve. Such exchange differences are recognised in the income statement in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(o) Retirement benefits costs

Payments to defined contribution retirement plans and the Mandatory Provident Fund Scheme are charged as an expense as they fall due.

(p) Taxation

Income tax expenses represent the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the period. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes income statement items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

2 重大會計政策概要(續)

(n) 外幣(續)

就呈列綜合財務報表而言，本集團海外業務之資產及負債乃按結算日之適用滙率換算為本公司之呈報貨幣，而其收入及支出則按該期間之平均滙率換算，除非滙率於該期間內出現大幅波動則作別論，在此情況下，則採用交易當日之適用滙率。所產生之滙兑差額(如有)乃確認作股本權益之獨立部份(外滙兑換浮動儲備)。該等滙兑差額乃於海外業務出售期間於收益表內確認。

收購海外企業產生之商譽及公允值調整乃視作海外企業之資產與負債，並以收市滙價換算。

(o) 退休保障費用

界定供款退休計劃及強制性公積金計劃之付款於到期應付時作為費用扣除。

(p) 税項

所得税支出指現時應付税項及遞延税項之總和。

現時應付税項乃根據期內之應課税溢利計算。於收益表內呈報之應課税溢利與溢利有所不同，原因在於應課税溢利不包括其他年度應課税或可扣税之收入或支出項目，亦不包括從未課税或扣税之收益表項目。本集團之現時税項負債乃採用結算日前已頒佈或實質頒佈之税率計算。

2 Summary of Significant Accounting Policies (continued)

(p) Taxation (continued)

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax base used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

2 重大會計政策概要(續)

(p) 稅項(續)

遞延稅項乃根據財務報表內資產及負債帳面值與計算應課稅溢利所採用相應稅基之差額而確認，並採用資產負債表負債法計入。遞延稅項負債一般就所有應課稅暫時差異確認，遞延稅項資產則於可扣減暫時差異有可能用以抵銷應課稅溢利時予以確認。倘暫時差異由商譽或(不包括業務合併)一項不影響應課稅溢利或會計溢利之交易之其他資產及負債的初步確認所產生，有關資產及負債不予以確認。

遞延稅項負債乃按於附屬公司及聯營公司之投資所產生應課稅暫時差異而確認，除非本集團可控制暫時差異之回撥及暫時差異在可預見之將來可能不會回撥。

遞延稅項資產之帳面值會於每個結算日進行審閱，並減少至不再具備足夠之應課稅溢利收回全部資產或其任何部份為止。

遞延稅項乃按償還負債或資產變現所屬期間預期適用之稅率計算。遞延稅項計入收益表或於當中扣除，惟涉及直接計入股本或於當中扣除之項目則除外，在此情況下遞延稅項將於股本內處理。

2 Summary of Significant Accounting Policies (continued)

(q) Impairment

Assets that have an indefinite useful life or have not yet been available for use are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units "CGU"). Assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(r) Non-current assets held for sale

Assets are classified as non-current assets held for sale and stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is recovered principally through a sale transaction rather than through a continuing use.

2 重大會計政策概要(續)

(q) 減值

具無限可用年期或尚未可使用之資產無須攤銷，但須每年進行減值測試。當發生事故或情況有變而顯示可能不可收回其帳面值時，須作攤銷之資產就減值進行審閱。資產帳面值高出其可收回價值之金額確認為減值虧損。可收回值指資產之公允值減出售費用及使用價值兩者較高之金額。於評核減值時，資產按最小單位分類以分開辨認現金流量(產生現金之單位)進行分組。出現減值之商譽以外資產於每個呈報日期就撥回減值之可行性作出審閱。

(r) 持作出售之非流動資產

資產分類為持作出售之非流動資產，倘其帳面值主要透過出售交易而非持續使用收回，則按帳面值及公允值減出售成本(以較低者為準)列帳。

3 Financial Risk Management Objectives and Policies

The Group's major financial instruments include available-for-sale investments, investments at fair value through profit or loss, debtors, amount due from an associate, derivative financial instruments, amounts due from/to ultimate holding company, creditors, bills payable, bank balances and borrowings. Details of these financial instruments are disclosed in respective notes to the financial statements. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

(a) Market risk

(i) Interest rate risk

The bank deposits, investments in debt securities and structured deposits are exposed to fair value interest rate risk and cash flow interest rate risk. The floating-rate bank borrowings, bills payable and short-term bank deposits are exposed to cash flow interest rate risk. The management monitors interest rate exposure and will consider hedging significant interest rate exposure should the need arise.

(ii) Foreign currency risk

The Group has investments in overseas equity and debt securities denominated in foreign currencies and foreign currency forward contracts. The foreign currency forward contracts do not qualify for hedge accounting and are deemed as financial assets or liabilities held for trading. Certain bank balances, debtors and creditors are denominated in foreign currencies. The management will continue to monitor foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

(iii) Price risk

The Group is exposed to equity and debt security price risk through its investments in equity and debt securities. The management manages this exposure by maintaining a portfolio of investments with different risk profiles.

3 財務風險管理目標及政策

本集團之主要財務工具包括可出售的投資、於損益帳按公允值處理的投資、應收帳款、應收聯營公司款項、衍生財務工具、應收／應付最終控制公司帳款、應付帳款、應付票據及銀行結餘及借貸。該等財務工具之詳情於有關財務報表附註內披露。下文載列與該等財務工具有關之風險及如何降低該等風險之政策。管理層管理及監控該等風險，以確保及時和有效地採取適當之措施。

(a) 市場風險

(i) 利率風險

銀行存款、債務證券及結構性存款面對公允值之利率風險及現金流量利率風險。浮息銀行借貸、應付票據及短期銀行存款則面對現金流量利率風險。管理層會監控利率風險，並會於必要時考慮對沖重大利率風險。

(ii) 外幣風險

本集團擁有於海外股本及債務證券並以外幣計值之投資及外幣遠期合約。該等外幣遠期合約並不符合條件進行對沖會計處理，且被視為持作買賣之財務資產或負債。而若干銀行結存、應收帳款及應付帳款以外幣計值。管理層將繼續監控外幣風險，並會在必要時考慮對沖重大外幣風險。

(iii) 價格風險

本集團因其於股本及債務證券之投資而須承擔股本及債務證券價格風險。管理層透過持有具不同風險特點之投資組合以管理有關風險。

3 Financial Risk Management Objectives and Policies (continued)

(b) Credit risk

Principal financial assets consist of available-for-sale investments, investments at fair value through profit or loss, debtors, bank balances and cash equivalents.

The Group's maximum exposure to credit risk in the event of the counterparties' failure to perform their obligations at 31st March 2007 in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the balance sheet. In order to minimise the credit risk, the management of the Group has monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. Transactions with banks and counterparties of investment and derivative transactions are limited to high credit rating financial institutions. The Group monitors its exposure to credit risk in respect of subsidiaries and associates through exercising significant influence over their financial and operating policy decisions and reviewing their financial position. Investments in debt securities are concentrated on high credit rating issuers. The Group has no significant concentration of credit risk in respect of its trade debtors, with exposure spread over a number of counterparties and customers. In this regard, the directors consider that the credit risk is significantly reduced.

(c) Liquidity risk

The Group aims to maintain prudent liquidity risk management and flexibility in funding by keeping sufficient cash equivalents, readily realisable marketable securities and to have committed short term and medium term credit lines available.

The directors of the Company believe that the Group has obtained sufficient committed and uncommitted general credit facilities from banks for working capital purposes.

3 財務風險管理目標及政策（續）

(b) 信貸風險

主要財務資產包括可出售的投資、於損益帳按公允值處理的投資、應收帳款、銀行結餘及現金等值。

倘交易對手未能履行彼等於二零零七年三月三十一日就每類已確認財務資產之責任，本集團承受之最大信貸風險為資產負債表所載該等資產之帳面值。為減低信貸風險，本集團管理層實施監控程序，以確保採取跟進措施追收逾期未付之債項。此外，本集團於各結算日均會審閱各項個別債務之可收回金額，以確保就不可收回金額作出足夠之減值虧損。與銀行及投資交易對手之交易以及衍生產品交易僅限於與擁有高度信貸評級之財務機構進行。本集團通過對本集團之附屬公司及聯營公司之財務及經營政策施行重大影響以及審閱其財務狀況，監控本集團就有關附屬公司及聯營公司之信貸風險。債務證券投資集中於擁有高度信貸評級之發行人。本集團對其應收帳款並無集中之信貸風險，有關風險乃分散至多個交易對手及客戶。就此而言，本公司董事認為本集團之信貸風險已大幅降低。

(c) 資金流動風險

本集團銳意透過維持足夠之現金等值項目、可變現之有價證券以及具備可供動用之已承諾短期及中期信貸額，以維持謹慎之資金流動風險管理及資金供應之靈活性。

本公司董事認為，本集團已獲得充足之已承諾及未承諾一般性銀行信貸融資，作營運資金用途。

4 Critical Accounting Estimates and Judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

(a) Estimated impairment of goodwill and trademarks

The Group tests annually whether goodwill and trademarks have suffered any impairment. The recoverable amounts of CGUs have been determined based on its fair value less costs to sell. These calculations require the use of estimates (note 19).

Management believes that any reasonable possible change in any of these assumptions would not cause the aggregate carrying amount of the CGUs to exceed its recoverable amount.

(b) Income tax expenses

The Group is subject to income taxes in a number of jurisdictions. Judgement is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred income tax provisions in the period in which such determination is made.

Deferred income tax assets relating to certain temporary differences and tax losses are recognised as the management of the Group considers it is probable that future taxable profits will be available against which the temporary differences or tax losses can be utilised. Where the expectations are different from the original estimates, such differences will impact the recognition of deferred tax assets in the period in which such estimates have been changed.

4 關鍵會計估計及判斷

估計及判斷會根據過往經驗及其他因素，當中包括於有關情況下相信為合理而對未來事件之預測，被持續評估。

本集團為未來作出估計及假設。所得之會計估計按定義很少與相關之實際結果相同。具有重大風險並使資產及負債之帳面值於下一個財政年度內須作重大調整之估計及假設載列如下：

(a) 估計商譽及商標減值

本集團每年就商譽及商標是否出現任何減值進行測試。產生現金單位之可收回金額乃按公允值減銷售成本釐定，此等計算須作出估計(附註19)。

管理層相信，任何此等假設可能出現之任何合理可能變動將不會導致產生現金單位之總帳面值高於其可收回數額。

(b) 所得稅支出

本集團在若干司法權區均須繳付所得稅。釐定所得稅撥備時均須作出判斷。於一般業務過程中有很多交易及計算難以就其準確釐定最終稅項。本集團根據對額外稅項會否到期所作估計，就預計稅務審核事宜確認負債。倘該等事項之最終稅務結果有異於原來所紀錄數額，則該差額會影響釐定期間之所得稅及遞延所得稅撥備。

有關若干臨時差額及稅項虧損之遞延所得稅資產，乃於本集團管理層認為日後可能會出現應課稅溢利以用作抵銷臨時差額或稅項虧損時予以確認。倘該項預計與原來估計有所差異，該等差額將影響更改有關估計期間所確認之遞延稅項資產。

4 Critical Accounting Estimates and Judgements (continued)

(c) Estimated impairment of receivables

The Group makes provision for impairment of receivables based on an assessment of the recoverability of the receivables. Provisions are applied to receivables where events or changes in circumstances indicate that the balances may not be collectible. The identification of impairment of receivables requires the use of judgement and estimates. Where the expectations are different from the original estimates, such differences will impact the carrying value of receivables in the period in which such estimates have been changed.

(d) Estimated write-downs of inventories to net realisable value

The Group writes down inventories to net realisable value based on an assessment of the realisability of inventories. Write-downs on inventories are recorded where events or changes in circumstances indicate that the balances may not be realised. The identification of write-downs requires the use of judgement and estimates. Where the expectations are different from the original estimates, such differences will impact the carrying value of inventories in the period in which such estimates have been changed.

(e) Estimated acquisition consideration

The Group acquired a 49% equity interest of Sinochina Enterprises Limited ("SEL") for a consideration which is based on the audited results of SEL for the year ending 31st December 2006 and 2007.The determination of the final consideration requires the use of estimates on the performance of SEL. Where the actual results of SEL are different from the original estimates, such difference will impact the final consideration and the goodwill arising from the acquisition (refer to note 20).

4 關鍵會計估計及判斷(續)

(c) 估計應收款項減值

本集團根據對應收款項之可收回程度之評估就應收款項減值計提撥備。若有事件或環境變化顯示餘額可能無法收回，則會對其作出撥備。識別應收款項之減值須運用判斷及估計。倘有關預計與原來估計有所差異，該等差額將會影響更改有關估計期間應收款項之帳面值。

(d) 估計存貨撇減至可變現淨值

本集團根據對存貨可變現程度之評估，將存貨撇減至可實現淨值。若有事件或環境變化顯示結餘可能無法變現，則會記錄存貨撇減值。識別撇減值時須運用判斷及估計。倘有關預計與原來估計有所差異，該等差額將會影響更改有關估計期間存貨之帳面值。

(e) 估計收購代價

本集團收購Sinochina Enterprises Limited(「SEL」)49%股本權益，代價以SEL截至二零零六年及二零零七年十二月三十一日止年度之經審核業績為基準。釐定最後代價需使用對SEL表現之估計。倘SEL之實際業績與估計不符，該等差額將影響最後代價及因收購產生之商譽(見附註20)。

5 Revenue

5 收益

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Revenue represents net amount received and receivable from:	收益指來自下述業務之已收及應收淨額：		
Continuing operations	**持續經營業務**		
Sale of food and beverages	餐飲銷售	**246,852**	175,884
Sale of coffee machines	咖啡機銷售	**3,224**	3,585
Interest income from investments at fair value through profit or loss	於損益帳按公允值處理的投資利息收入	**9,831**	8,954
		259,907	188,423
Discontinued operations	**非持續經營業務**		
Sale of computer and business machines	電腦及商業機器銷售	**422,506**	475,789
Provision of maintenance services	提供保養服務	**67,064**	67,964
Leasing of equipment	設備租賃	**2,084**	1,659
		491,654	545,412
		751,561	733,835

An analysis of the Group's revenue by business and geographical segment is set out in note 33.

本集團按業務分類及地區劃分之收益分析載列於附註33。

6 Other Income, Net

6 其他收入淨額

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Continuing operations	**持續經營業務**		
Interest from bank deposits	銀行存款利息收入	**1,125**	1,303
Gains/(losses) on investments at fair value through profit or loss	於損益帳按公允值處理的投資之收益／(虧損)	**8,828**	(729)
Others	其他	**214**	248
		10,167	822
Discontinued operations	**非持續經營業務**		
Interest from bank deposits	銀行存款利息收入	**258**	350
Gross rental income HK$622,000 (2006: HK$715,000) from properties less direct operating expenses	總物業租金收入港幣622,000元(二零零六年：港幣715,000元)減直接經營支出	**486**	418
Others	其他	**183**	792
		927	1,560
		11,094	2,382

7 Other Gains/(Losses), Net

7 其他收益／（虧損）淨額

		Continuing operations 持續經營業務		Discontinued operations 非持續經營業務		Total 合計	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元	**2007 二零零七年 HK$'000 港幣千元**	2006 二零零六年 HK$'000 港幣千元	**2007 二零零七年 HK$'000 港幣千元**	2006 二零零六年 HK$'000 港幣千元
Unrealised gains/(losses) on derivative financial instruments	衍生財務工具之未變現收益／(虧損)	**–**	–	**1,715**	(2,882)	**1,715**	(2,882)
Impairment losses on available-for-sale investments	可出售的投資之減值虧損	**(1,473)**	(2,466)	**–**	–	**(1,473)**	(2,466)
(Provision)/written back of provision for impairment of receivables	應收款項減值(撥備)／回撥	**–**	–	**(12)**	1,983	**(12)**	1,983
Exchange gains, net	滙兌收益淨額	**2,257**	358	**135**	2,396	**2,392**	2,754
Net gain on disposal of properties for sale	出售待售物業收益淨額	**–**	–	**–**	4,392	**–**	4,392
Impairment loss on amount due from an associate	一間聯營公司應收帳款之減值虧損	**–**	–	**(280)**	(1,745)	**(280)**	(1,745)
Increase in fair value of investment properties	投資物業之公允值增加	**–**	–	**737**	190	**737**	190
Reversal of accruals and other payables	應付費用及其他應付款項回撥	**2,066**	–	**1,597**	404	**3,663**	404
Others	其他	**–**	(157)	**–**	1,507	**–**	1,350
		2,850	(2,265)	**3,892**	6,245	**6,742**	3,980

8 Finance Costs

8 財務費用

		Continuing operations 持續經營業務		Discontinued operations 非持續經營業務		Total 合計	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元	**2007 二零零七年 HK$'000 港幣千元**	2006 二零零六年 HK$'000 港幣千元	**2007 二零零七年 HK$'000 港幣千元**	2006 二零零六年 HK$'000 港幣千元
Interest on bank borrowings and overdrafts wholly repayable within five years	須於五年內悉數償還之銀行借貸及透支利息	**4,557**	3,824	**561**	82	**5,118**	3,906

9 Profit Before Taxation

9 除稅前溢利

		Continuing operations 持續經營業務		Discontinued operations 非持續經營業務		Total 合計	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元	**2007 二零零七年 HK$'000 港幣千元**	2006 二零零六年 HK$'000 港幣千元	**2007 二零零七年 HK$'000 港幣千元**	2006 二零零六年 HK$'000 港幣千元
Profit before taxation has been arrived at after charging/(crediting) the following:	除稅前溢利已扣除/(計入)下列各項:						
Amortisation of prepaid lease payments	預付租賃款項攤銷	**-**	-	**184**	251	**184**	251
Auditors' remuneration	核數師酬金	**805**	779	**341**	307	**1,146**	1,086
Depreciation on property, plant and equipment	物業、廠房及設備折舊	**17,352**	10,592	**1,800**	1,829	**19,152**	12,421
Net losses/(gains) on disposals of property, plant and equipment	出售物業、廠房及設備之虧損/(收益)淨額	**151**	686	**(8)**	(1,037)	**143**	(351)
Operating lease payments in respect of leasing of premises	營業性租賃之樓宇租用支出						
– minimum lease payments	一最低租賃款項	**55,787**	37,363	**5,134**	4,906	**60,921**	42,269
– contingent rent	一或然租金	**7,476**	4,616	**-**	-	**7,476**	4,616
Reversal of impairment loss on prepaid lease payments	撥回預付租賃款項之減值虧損	**-**	-	**-**	(107)	**-**	(107)
Staff costs *(note)*	員工開支*(附註)*	**53,388**	36,801	**75,912**	75,420	**129,300**	112,221
Write-down of inventories to net realisable value	減值存貨至可變現淨值	**-**	-	**2,432**	1,000	**2,432**	1,000

Note: Details of directors' emoluments included in staff costs are disclosed in note 34.

Included in staff costs are an amount of HK$17,000 (2006: HK$6,000) in respect of redundancy payments made to staff and the net amount of HK$4,926,000 (2006: HK$4,892,000) in respect of contributions to retirement benefit schemes, after forfeited contributions.

附註: 董事酬金已計入員工開支,詳情於附註34披露。

員工開支數額包括向員工發放之遣散費港幣17,000元(二零零六年:港幣6,000元)及退休福利計劃供款淨額(扣除已沒收之供款)港幣4,926,000元(二零零六年:港幣4,892,000元)。

10 Income Tax Expenses

10 所得稅支出

		Continuing operations 持續經營業務		Discontinued operations 非持續經營業務		Total 合計	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元	**2007 二零零七年 HK$'000 港幣千元**	2006 二零零六年 HK$'000 港幣千元	**2007 二零零七年 HK$'000 港幣千元**	2006 二零零六年 HK$'000 港幣千元
Current tax	本年度稅項						
Hong Kong	香港	**403**	2,528	**–**	735	**403**	3,263
Overseas	海外	**–**	–	**909**	318	**909**	318
		403	2,528	**909**	1,053	**1,312**	3,581
Deferred taxation	遞延稅項	**1,602**	296	**(52)**	(15)	**1,550**	281
		2,005	2,824	**857**	1,038	**2,862**	3,862

Hong Kong profits tax is calculated at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits after offsetting losses brought forward of each individual company.

香港利得稅乃根據各獨立公司經抵銷前期虧損後之估計應課稅溢利按稅率17.5%(二零零六年：17.5%)計算。

Overseas taxation is calculated based on the rates applicable to the relevant local legislation on the estimated assessable profits.

海外稅項乃按照當地之法例及估計應課稅溢利適用之稅率計算。

Details of deferred taxation are disclosed in note 32.

遞延稅項之詳情於附註32披露。

The tax expenses for the year can be reconciled to the profit before taxation per consolidated income statement as follows:

年內稅項支出與根據綜合收益表列示之除稅前溢利對帳如下：

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Profit before taxation	除稅前溢利		
Continuing operations	持續經營業務	**24,687**	20,064
Discontinued operations	非持續經營業務	**11,836**	20,764
		36,523	40,828
Adjust for: Share of results of associates	調整：所佔聯營公司業績	**(955)**	–
		35,568	40,828
Tax at the domestic income tax rate of 17.5% (2006: 17.5%)	按地方所得稅率17.5%計算之稅項(二零零六年：17.5%)	**6,224**	7,145
Tax effect of non-deductible expenses	不可扣稅支出之稅務影響	**1,224**	4,149
Tax effect of non-taxable income	毋須課稅收入之稅務影響	**(3,187)**	(2,962)
Tax effect of unrecognised deductible temporary differences and tax losses	未確認可扣除臨時差額及稅項虧損之稅務影響	**(1,377)**	(4,383)
Others	其他	**(22)**	(87)
Tax charge for the year	本年度稅項	**2,862**	3,862

11 Dividends

11 股息

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Interim dividend of 2.5 HK cents (2006: 3.0 HK cents) per share, paid	已派中期股息每股 2.5港仙(二零零六年：3.0港仙)	**4,754**	5,141
Final dividend of 4.0 HK cents (2006: 5.0 HK cents) per share, proposed	擬派末期股息每股 4.0港仙(二零零六年：5.0港仙)	**8,622**	8,568
		13,376	13,709

A final dividend for the year ended 31st March 2007 of 4.0 HK cents per share, totalling HK$8,622,000 (2006: 5.0 HK cents per share, totalling of HK$8,568,000), has been proposed by the directors of the Company and is subject to the approval by the shareholders in the forthcoming annual general meeting. This proposed dividend has not been dealt with as dividend payable as at 31st March 2007.

本公司董事建議派發截至二零零七年三月三十一日止年度之末期股息每股4.0港仙，總額為港幣8,622,000元(二零零六年：每股5.0港仙，總額為港幣8,568,000元)，須待股東於本屆股東週年大會上批准方可作實。該擬派股息於二零零七年三月三十一日並未作為應付股息處理。

12 Earnings Per Share

From continuing and discontinued operations:

Basic earnings per share are calculated by dividing the consolidated profit attributable to equity holders of the Company for the year ended 31st March 2007 of HK$33,661,000 (2006: HK$36,966,000) by the weighted average number of shares in issue during the year of 181,296,693 shares (2006: 171,355,871 shares).

As there was no potential dilutive share, diluted earnings per share equal the basic earnings per share.

12 每股盈利

來自持續及非持續經營業務：

每股基本盈利之計算乃以截至二零零七年三月三十一日止年度之本公司股權持有人應佔綜合溢利港幣33,661,000元(二零零六年：港幣36,966,000元)除以年內已發行加權平均股數181,296,693股(二零零六年：171,355,871股)計算。

由於並無潛在攤薄股，每股攤薄盈利等於每股基本盈利。

12 Earnings Per Share (continued)

From continuing operations:

Basic earnings per share are calculated by dividing the consolidated profit attributable to equity holders of the Company from continuing operations for the year ended 31st March 2007 of HK$22,682,000 (2006: HK$17,240,000) by the weighted average number of shares in issue during the year of 181,296,693 shares (2006: 171,355,871 shares).

As there was no potential dilutive share, diluted earnings per share from continuing operations equal the basic earnings per share from continuing operations.

From discontinued operations:

Basic earnings per share are calculated by dividing the consolidated profit attributable to equity holders of the Company from discontinued operations for the year ended 31st March 2007 of HK$10,979,000 (2006: HK$19,726,000) by the weighted average number of shares in issue during the year of 181,296,693 shares (2006: 171,355,871 shares).

As there was no potential dilutive share, diluted earnings per share from discontinued operations equal the basic earnings per share from discontinued operations.

13 Profit Attributable to Equity Holders of the Company

Profit attributable to equity holders of the Company is dealt with in the financial statements of the Company to the extent of HK$56,023,000 (2006: HK$16,399,000).

14 Discontinued Operations

On 12th March 2007, the Company entered into an agreement to dispose of the Group's operations relating to computer and information communication technology (the "Disposal"). The Board of Directors consider that the Disposal realigns the Group's business focus and resources in food and beverages business and is in line with the Group's business strategy. Details of the Disposal are disclosed in note 42.

12 每股盈利(續)

來自持續經營業務：

每股基本盈利之計算乃以截至二零零七年三月三十一日止年度來自持續經營業務之本公司股權持有人應佔綜合溢利港幣22,682,000元(二零零六年：港幣17,240,000元)除以年內已發行加權平均股數181,296,693股(二零零六年：171,355,871股)計算。

由於並無潛在攤薄股，來自持續經營業務之每股攤薄盈利等於來自持續經營業務之每股基本盈利。

來自非持續經營業務：

每股基本盈利之計算乃以截至二零零七年三月三十一日止年度來自非持續經營業務之本公司股權持有人應佔綜合溢利港幣10,979,000元(二零零六年：港幣19,726,000元)除以年內已發行加權平均股數181,296,693股(二零零六年：171,355,871股)計算。

由於並無潛在攤薄股，來自非持續經營業務之每股攤薄盈利等於來自非持續經營業務之每股基本盈利。

13 本公司股權持有人應佔溢利

計入本公司財務報表之本公司股權持有人應佔溢利為港幣56,023,000元(二零零六年：港幣16,399,000元)。

14 非持續經營業務

於二零零七年三月十二日，本公司訂立一份協議，出售本集團之電腦及資訊通訊科技相關業務(「出售」)。董事會認為，出售能重整本集團餐飲業務之業務焦點及資源，並與本集團之業務策略一致。出售之詳情於附註42披露。

14 Discontinued Operations (continued)

The results and cash flows of the discontinued operations included in the consolidated income statement and the consolidated cash flow statement are set out below.

14 非持續經營業務(續)

歸入綜合收益表及綜合現金流動表內之非持續經營業務業績及現金流量呈列如下。

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Revenue	收益	**491,654**	545,412
Cost of sales	銷售成本	**(435,765)**	(483,029)
Gross profit	毛利	**55,889**	62,383
Other income	其他收入	**927**	1,560
Other gains, net	其他收益淨額	**3,892**	6,245
Distribution costs	經銷成本	**(44,220)**	(44,035)
Administrative expenses	行政支出	**(4,091)**	(5,307)
Operating profit	經營溢利	**12,397**	20,846
Finance costs	財務費用	**(561)**	(82)
Profit before taxation	除税前溢利	**11,836**	20,764
Income tax expenses	所得税支出	**(857)**	(1,038)
Profit for the year from discontinued operations	來自非持續經營業務之年度溢利	**10,979**	19,726
Net cash inflow/(outflow) from operating activities	來自經營業務之現金流入/(流出)淨額	**1,787**	(7,197)
Net cash (outflow)/inflow from investing activities	投資業務產生之現金(流出)/流入淨額	**(778)**	510
Net cash inflow from financing activities	融資業務產生之現金流入淨額	**9,000**	–
Net cash inflow/(outflow) from discontinued operations	來自非持續經營業務之現金流入/(流出)淨額	**10,009**	(6,687)

14 Discontinued Operations (continued)

The major classes of assets and liabilities comprising the discontinued operations classified as held for sale at 31st March 2007 are as follows:

14 非持續經營業務(續)

於二零零七年三月三十一日,分類為待售之非持續經營業務之資產及負債主要類別如下:

		HK$'000 港幣千元
Non-current assets classified as held for sale	*分類為持作出售之非流動資產*	
Investment properties	投資物業	7,950
Property, plant and equipment	物業、廠房及設備	14,274
Prepaid lease payments	預付租賃款項	2,014
Inventories	存貨	49,054
Debtors, deposits and prepayments	應收帳款、存出按金及預付款項	67,114
Income tax recoverable	可取回所得稅	438
Derivative financial instruments	衍生財務工具	1,747
Bank balances and cash equivalents	銀行結存及現金等值	28,738
Other assets	其他資產	150
Total	合計	171,479
Liabilities directly associated with non-current assets classified as held for sale	*直接與分類為持作出售之非流動資產有關之負債*	
Creditors, bills payables, deposits and accruals	應付帳款、應付票據、存入按金及應付費用	79,157
Deferred income	遞延收入	16,857
Provision for taxation	課稅準備	910
Bank borrowings	銀行貸款	9,000
Other liabilities	其他負債	45
Total	合計	105,969

15 Investment Properties

15 投資物業

		The Group 本集團	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
At 1st April	於四月一日	**7,120**	5,160
Exchange realignment	滙兑調整	**93**	–
Transferred from property, plant and equipment	轉撥自物業、廠房及設備	**–**	690
Transferred from prepaid lease payments	轉撥自預付租賃款項	**–**	1,080
Increase in fair value	公允值增加	**737**	190
At 31st March	於三月三十一日	**7,950**	7,120
Reclassified as held for sale	重新分類為持作出售	**(7,950)**	–
		–	7,120

All the Group's investment properties were held for the purpose of earning rental income or for capital appreciation and are measured using the fair value model.

本集團所有投資物業均持有作賺取租金或資本增值之用，並以公允值模式計量。

The Group's investment properties are located in Mainland China and are held under medium-term leases of 10 to 50 years.

本集團之投資物業位於中國內地，以十至五十年中期租約持有。

The fair value of the Group's investment properties at 31st March 2007 has been arrived at on the basis of a valuation carried out on that date by Messrs. DTZ Debenham Tie Leung Limited, an independent qualified professional valuer, and was arrived at by reference to market evidence of transaction prices for similar properties.

本集團投資物業於二零零七年三月三十一日之公允值，乃根據獨立執業專業估值師戴德梁行有限公司於當日所作之估值及經參照類似物業之成交價後作出。

16 Property, Plant and Equipment　16 物業、廠房及設備

The Group　本集團

		Buildings 樓宇 HK$'000 港幣千元	Overseas properties on freehold land 海外永久業權物業 HK$'000 港幣千元	Machinery, tool and equipment 機器、工具及設備 HK$'000 港幣千元	Store machine and equipment 店舖機器及設備 HK$'000 港幣千元	Furniture, fixtures, office equipment and motor vehicles 傢俬、裝置、辦公室設備及汽車 HK$'000 港幣千元	Total 合計 HK$'000 港幣千元
Cost	成本						
At 1st April 2005	於二零零五年四月一日	5,427	9,899	9,761	-	12,991	38,078
Exchange realignment	匯兌調整	24	35	13	180	23	275
Acquisition of subsidiaries	收購附屬公司	-	-	-	26,168	-	26,168
Additions	添置	-	-	560	15,808	126	16,494
Disposals	出售	(680)	-	(1,256)	(2,792)	(1,091)	(5,819)
Transferred to investment properties	轉撥至投資物業	(841)	-	-	-	-	(841)
At 31st March 2006	於二零零六年三月三十一日	3,930	9,934	9,078	39,364	12,049	74,355
Exchange realignment	匯兌調整	202	1,158	366	743	607	3,076
Additions	添置	-	-	750	43,374	2,507	46,631
Disposals	出售	-	-	(701)	(7,423)	(328)	(8,452)
Reclassified as held for sale	重新分類為持作出售	(4,132)	(11,092)	(9,493)	-	(12,204)	(36,921)
At 31st March 2007	於二零零七年三月三十一日	-	-	-	76,058	2,631	78,689
Accumulated depreciation	累計折舊						
At 1st April 2005	於二零零五年四月一日	1,605	1,650	8,394	-	9,986	21,635
Exchange realignment	匯兌調整	7	6	25	-	30	68
Charge for the year	年度折舊	182	124	833	10,568	714	12,421
Disposals	出售	(113)	-	(1,101)	(2,084)	(951)	(4,249)
Transferred to investment properties	轉撥至投資物業	(151)	-	-	-	-	(151)
At 31st March 2006	於二零零六年三月三十一日	1,530	1,780	8,151	8,484	9,779	29,724
Exchange realignment	匯兌調整	142	216	345	422	535	1,660
Charge for the year	年度折舊	158	130	435	17,309	1,120	19,152
Disposals	出售	-	-	(670)	(7,103)	(317)	(8,090)
Reclassified as held for sale	重新分類為持作出售	(1,830)	(2,126)	(8,261)	-	(10,430)	(22,647)
At 31st March 2007	於二零零七年三月三十一日	-	-	-	19,112	687	19,799
Carrying value	帳面值						
At 31st March 2007	於二零零七年三月三十一日	-	-	-	56,946	1,944	58,890
At 31st March 2006	於二零零六年三月三十一日	2,400	8,154	927	30,880	2,270	44,631

16 Property, Plant and Equipment (continued) 16 物業、廠房及設備(續)

The Company 本公司

		Motor vehicle 汽車 HK$'000 港幣千元
Cost	成本	
At 1st April 2005, 31st March 2006 and 31st March 2007	於二零零五年四月一日、二零零六年三月三十一日及二零零七年三月三十一日	348
Accumulated depreciation	累計折舊	
At 1st April 2005	於二零零五年四月一日	227
Charge for the year	年度折舊	24
At 31st March 2006	於二零零六年三月三十一日	251
Charge for the year	年度折舊	43
At 31st March 2007	於二零零七年三月三十一日	294
Carrying value	帳面值	
At 31st March 2007	於二零零七年三月三十一日	54
At 31st March 2006	於二零零六年三月三十一日	97

17 Prepaid Lease Payments 17 預付租賃款項

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
The Group's prepaid lease payments comprise:	本集團之預付租賃款項包括：		
Leasehold land in Hong Kong under medium-term lease	於香港以中期租約持有之租賃土地	**1,329**	1,490
Leasehold land outside Hong Kong:	於香港境外之租賃土地，以：		
Long-term lease	長期租約持有	**631**	642
Short-term lease	短期租約持有	**54**	60
		2,014	2,192

The movements in the Group's prepaid lease payments during the year are analysed as follows:

本集團之預付租賃款項於本年度之變動分析如下：

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
At 1st April	於四月一日	**2,192**	4,115
Exchange realignment	滙兑調整	**6**	29
Disposals	出售	**-**	(728)
Reversal of impairment loss	撥回之減值虧損	**-**	107
Amortisation	攤銷	**(184)**	(251)
Transferred to investment properties	轉撥至投資物業	**-**	(1,080)
		2,014	2,192
Reclassified as held for sale	重新分類為持作出售	**(2,014)**	-
At 31st March	於三月三十一日	**-**	2,192

18 Interests in Subsidiaries
18 所佔附屬公司之權益

(a) Interests in subsidiaries
(a) 所佔附屬公司之權益

		The Company 本公司 2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Unlisted shares, at cost	非上市股份，按成本計算	**115,669**	116,281
Amounts due from subsidiaries	應收附屬公司帳款	**191,636**	295,069
Less: Accumulated impairment losses	減：累計減值虧損	**(4,992)**	(144,823)
		302,313	266,527

Amounts due from subsidiaries are unsecured, interest-free, and has no pre-determined repayment terms.

應收附屬公司帳款為無抵押及免利息，並無指定償還條款。

Particulars regarding the principal subsidiaries at 31st March 2007 are set out in note 43.

有關於二零零七年三月三十一日之主要附屬公司之詳情載於附註43。

(b) Amounts due from/to subsidiaries

The amounts due from/to subsidiaries are unsecured, interest-free, and are repayable on demand.

(b) 應收／應付附屬公司帳款

根據所佔附屬公司之權益，應收／應付附屬公司帳款為無抵押及免利息，並於要求時償還。

19 Goodwill and Trademark
19 商譽及商標

		Goodwill 商譽 HK$'000 港幣千元	Trademark 商標 HK$'000 港幣千元	Total 合計 HK$'000 港幣千元
At 1st April 2005	於二零零五年四月一日	–	–	–
Acquisition of subsidiaries	收購附屬公司	82,392	108,000	190,392
At 31st March 2006	於二零零六年三月三十一日	82,392	108,000	190,392
Adjustment arising from the finalisation of purchase price allocation	因落實購買價分配而產生之調整	1,618	–	1,618
At 31st March 2007	於二零零七年三月三十一日	84,010	108,000	192,010

19 Goodwill and Trademark (continued)

The trademark was purchased as part of a business combination. The directors are of the opinion that the upkeep of the trademark is at minimal cost and the Group would renew the trademark continuously. Various studies including market trends and competitability of similar food and beverages market have been performed by management of the Group, which supports that there is no foreseeable time limit over which the branded coffee shops are expected to generate cash flows for the Group.

The trademark is considered by the management of the Group as having an indefinite useful life. The trademark will not be amortised until its useful life is determined to be finite upon reassessment of its useful life annually by the management. Instead, it will be tested for impairment annually and whenever there is an indication that it may be impaired. Particulars of impairment testing are disclosed in note 4(a) and below.

Impairment tests for goodwill and trademark

Goodwill and trademark is allocated to the Group's food and beverages segment. Its recoverable amount is determined based on its fair value less costs to sell. These calculations use post-tax cash flow projections based on financial budgets approved by management covering a one-year period. Cash flows beyond the one-year period are extrapolated using a growth rate of 20% per annum up to the fifth year and with a terminal value related to the future earnings potential of this segment beyond the fifth year, gross margin of 74% and a discount rate of 15%.

Management determined budgeted growth rate and gross margin based on past performance. The discount rates used are post-tax and reflect specific risks relating to this segment.

19 商譽及商標(續)

購入商標乃業務合併其中一環。董事認為，維持商標乃極低成本，而本集團將持續重續商標。根據本集團管理層就類似之飲食業務市場所進行之市場趨勢及競爭力等調查，認為在該品牌咖啡店預期可為本集團帶來現金流入淨額的時期並無任何可預見之限制。

本集團管理層認為，該商標有無限可使用年期。除非商標於管理層每年重新評估其可使用年期後被釐定為有限可使用年期，否則不會被攤銷，然而，商標仍會每年及出現可能減值跡象時進行減值測試。減值測試之詳情於附註4(a)及下文披露。

商譽及商標之減值測試

商譽及商標分配予本集團餐飲業務分類。其可收回數額乃按其公允值減銷售成本而釐定。有關之計算使用管理層批核之一年期財務預算之稅後現金流量預測，一年期後之現金流量以增長率為每年達20%至第五年及與該分類五年後之未來收益潛力、毛利率74%及貼現率15%有關之期末價值而推算。

管理層乃按過往業績釐定預計之增長率及毛利率，而所使用之貼現率為稅後之利率，且反映該分類之特有風險。

20 Interests in Associates

20 所佔聯營公司之權益

		The Group 本集團		The Company 本公司	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元	**2007 二零零七年 HK$'000 港幣千元**	2006 二零零六年 HK$'000 港幣千元
At 1st April	於四月一日	**–**	–	**–**	–
Acquisition of associates	收購聯營公司	**61,137**	–	**61,137**	–
Share of profit	應佔溢利	**955**	–	**–**	–
At 31st March	於三月三十一日	**62,092**	–	**61,137**	–

Interests in associates at 31st March 2007 include goodwill of HK$46,939,000.

於二零零七年三月三十一日，所佔聯營公司之權益包括商譽港幣46,939,000元。

(a) The Group's interest in its principal associates, all of which are unlisted, were as follows:

(a) 本集團於主要聯營公司(全部為無牌價)之權益如下：

Name 名稱	Country of incorporation 註冊成立之國家	Assets 資產 HK$'000 港幣千元	Liabilities 負債 HK$'000 港幣千元	Revenue 收益 HK$'000 港幣千元	Profit 溢利 HK$'000 港幣千元	% Interest held 所持權益之百分比	Principal activities 主要業務
2007 二零零七年							
Sinochina Enterprises Limited*	British Virgin Islands 英屬處女群島	71,500	40,575	27,854	1,949	49	Investment holding in operations of restaurants 投資控股於餐廳營運
Guangzhou Chevalier iTech Limited# 廣州其士科技有限公司#	Mainland China 中國內地	946	4,476	1,367	97	24	Trading of office equipment and provision of maintenance services 辦公室設備貿易及提供保養服務

20 Interests in Associates (continued)

20 所佔聯營公司之權益(續)

Name 名稱	Country of incorporation 註冊成立之國家	Assets 資產 HK$'000 港幣千元	Liabilities 負債 HK$'000 港幣千元	Revenue 收益 HK$'000 港幣千元	Loss 虧損 HK$'000 港幣千元	% Interest held 所持權益之百分比	Principal activities 主要業務
2006 二零零六年							
Guangzhou Chevalier iTech Limited• 廣州其士科技有限公司•	Mainland China 中國內地	832	4,282	1,633	58	24	Trading of office equipment and provision of maintenance services 辦公室設備貿易及提供保養服務

* Sinochina Enterprises Limited ("SEL") is directly held by the Company. The principal subsidiaries of SEL are New Global (H.K.) Limited , Grand Concept (Hong Kong) Limited, Giant Ocean (H.K.) Limited and Pacific York (H.K.) Limited, which are incorporated in Hong Kong and operate restaurants in Hong Kong.

• The Group did not recognise the results of Guangzhou Chevalier iTech Limited because they are immaterial. Guangzhou Chevalier iTech Limited is indirectly held by the Company.

* Sinochina Enterprises Limited(「SEL」)由本公司直接持有。SEL之主要附屬公司為新德(香港)有限公司、浩展(香港)有限公司、廣洋(香港)有限公司及恒邦(香港)有限公司，均於香港註冊成立，並在香港經營餐廳。

• 本集團基於廣州其士科技有限公司之業績不重要，因此並無確認其業績。廣州其士科技有限公司由本公司間接持有。

(b) Acquisition of an associate

During the year, the Group entered into an agreement to acquire SEL from Sinochina Pacific Limited, an independent third party, for a maximum consideration of HK$200 million. The acquisition is transacted in two phases. The acquisition of the first 49% equity interest in SEL was completed during the year and the acquisition of the remaining 51% equity interest in SEL will be completed in 2009 (refer to note 37).

(b) 收購一家聯營公司

年內，本集團訂立協議以向獨立第三方Sinochina Pacific Limited以不超過港幣200,000,000元之代價收購SEL。該項收購分兩階段進行。收購首49% SEL股權已於年內完成，而收購餘下51% SEL股權將於二零零九年完成。(參照附註37)

20 Interests in Associates (continued)

20 所佔聯營公司之權益(續)

(b) Acquisition of an associate (continued)

(b) 收購一家聯營公司(續)

Details of the goodwill and share of net assets of SEL acquired are as follows:

有關商譽及分佔收購SEL資產淨值之詳情如下：

		HK$'000 港幣千元
Purchase consideration	購買代價	
– cash	一現金	42,777
– estimated consideration payable	一預計應付代價	14,837
		57,614
Transaction costs directly attributable to the acquisition	應直接計入收購之交易成本	3,523
Less: Fair value of net assets acquired	減：收購資產淨值之公允值	(14,198)
Goodwill	商譽	46,939

The share of net assets arising from the acquisition is analysed as follows:

因收購產生之分佔資產淨值分析如下：

		Fair value 公允值 HK$'000 港幣千元	Carrying value 帳面值 HK$'000 港幣千元
Non-current assets	非流動資產	15,536	10,519
Current assets	流動資產	15,880	15,880
Current liabilities	流動負債	(14,376)	(14,376)
Non-current liabilities	非流動負債	(2,842)	(1,964)
		14,198	10,059

The goodwill is attributable to the significant synergies expected to arise from the integration of the business of SEL and the existing food and beverages business of the Group.

預計由綜合SEL業務及本集團現有之餐飲業務產生之商譽應計入重大協同效應。

20 Interests in Associates (continued)

(c) Impairment tests for goodwill

Goodwill is allocated to the associate's food and beverages segment. Its recoverable amount is determined based on its fair value less costs to sell. These calculations use post-tax cash flow projections based on financial budgets approved by management covering a one-year period. Cash flows beyond the one-year period are extrapolated using a growth rate of 20% per annum up to the fifth year and with a terminal value related to the future earnings of this segment beyond the fifth year, gross margin of 79% and a discount rate of 15%.

Management determined budgeted growth rate and gross margin based on past performance. The discount rates used are post-tax and reflect specific risks relating to this segment.

20 所佔聯營公司之權益(續)

(c) 商譽之減值測試

商譽分配予聯營公司餐飲業務分類。其可收回數額乃按其公允值減銷售成本而釐定。有關之計算使用管理層批核之一年期財務預算之稅後現金流量預測，一年期後之現金流量以增長率為每年達20%至第五年及與該分類五年後之未來收益潛力，毛利率79%及貼現率15%有關之期末價值而推算。

管理層乃按過往業績釐定預計之增長率及毛利率，而所使用之貼現率為稅後之利率，且反映該分類之特有風險。

21 Available-for-sale Investments

Available-for-sale investments as at 31st March comprise:

21 可出售的投資

於三月三十一日可出售的投資包括：

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Unlisted equity securities, at cost less impairment *(note)*	無牌價之股本證券，按成本扣除減值計算 *(附註)*	**1,497**	2,270
Investment in a venture capital fund, at fair value	於創投基金之投資，按公允值計算	**7,750**	7,750
		9,247	10,020

Note:

It is measured at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors are of the opinion that fair value cannot be measured reliably.

附註：

由於合理估計公允值之範圍非常大，董事認為公允值無法可靠計算，故於各結算日按成本扣除減值計算。

22 Investments at Fair Value through Profit or Loss

22 於損益帳按公允值處理的投資

		The Group 本集團		The Company 本公司	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元	**2007 二零零七年 HK$'000 港幣千元**	2006 二零零六年 HK$'000 港幣千元
Listed investments:	有牌價投資：				
– debt securities, listed overseas	一債務證券，海外上市	**24,278**	31,430	**–**	–
– equity securities, listed in Hong Kong	一股本證券，香港上市	**7,874**	–	**94**	–
– equity securities, listed overseas	一股本證券，海外上市	**–**	4,553	**–**	–
		32,152	35,983	**94**	–
Unlisted investments:	無牌價投資：				
– debt securities	一債務證券	**29,990**	37,296	**–**	–
– structured deposits	一結構式存款	**51,320**	49,588	**14,841**	13,810
		81,310	86,884	**14,841**	13,810
Total	合計	**113,462**	122,867	**14,935**	13,810
Analysed for reporting purposes:	作財務報表用途之分析如下：				
Non-current assets	非流動資產	**51,320**	49,588	**14,841**	13,810
Current assets	流動資產	**62,142**	73,279	**94**	–
		113,462	122,867	**14,935**	13,810

The fair values of the listed investments are determined based on the quoted market bid price available on the relevant exchanges and the unlisted investments are determined by reference to quoted prices from the relevant financial institutions.

有牌價投資之公允值乃按相關交易所所報之市場買價而釐定，而無牌價投資則參照由相關金融機構之報價而釐定。

22 Investments at Fair Value through Profit or Loss (continued)

22 於損益帳按公允值處理的投資(續)

The carrying amounts of investments at fair value through profit or loss are denominated in the following currencies:

於損益帳按公允值處理的投資帳面值由下列貨幣計值：

		The Group 本集團		The Company 本公司	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元	**2007 二零零七年 HK$'000 港幣千元**	2006 二零零六年 HK$'000 港幣千元
Hong Kong dollars	港幣	**7,874**	9,931	**94**	–
United States dollars	美元	**105,588**	112,936	**14,841**	13,810
		113,462	122,867	**14,935**	13,810

23 Inventories

23 存貨

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Inventories held for resale	待售存貨	**47,137**	57,580
Consumable stores	耗用物料	**8,814**	9,411
		55,951	66,991
Reclassified as held for sale	重新分類為持作出售	**(49,054)**	–
		6,897	66,991

The cost of inventories recognised as an expense and included in cost of sales amounted to HK$416,302,000 (2006: HK$424,540,000), of which HK$351,152,000 (2006: HK$377,959,000) are related to discontinued operations.

確認為費用並已包括於銷售成本內之存貨成本為港幣416,302,000元（二零零六年：港幣424,540,000元）當中港幣351,152,000元（二零零六年：港幣377,959,000元）與非持續經營業務有關。

24 Debtors, Deposits and Prepayments

24 應收帳款、存出按金及預付款項

		The Group 本集團		The Company 本公司	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元	**2007 二零零七年 HK$'000 港幣千元**	2006 二零零六年 HK$'000 港幣千元
Trade debtors	應收貨款	**49,476**	59,222	**–**	–
Less: Accumulated impairment losses	減：累積減值虧損	**(1,942)**	(2,596)	**–**	–
		47,534	56,626	**–**	–
Other debtors, deposits and prepayments	其他應收帳款、存出按金及預付款項	**63,777**	54,802	**550**	650
		111,311	111,428	**550**	650
Reclassified as held for sale	重新分類為持作出售	**(67,114)**	–	**–**	–
		44,197	111,428	**550**	650
Analysed for reporting purposes:	作財務報告用途之分析：				
Non-current assets	非流動資產	**19,498**	17,104	**–**	–
Current assets	流動資產	**24,699**	94,324	**550**	650
		44,197	111,428	**550**	650

The Group has established different credit policies for customers in each of its core businesses. The average credit period granted to trade debtors is 60 days except for sales of food and beverages at coffee shops which are mainly on cash basis.

本集團對各個核心業務之客戶已確立指定之信貸政策，給予應收貨款之平均信貸期為60天，惟咖啡店之餐飲銷售則主要以現金結算。

24 Debtors, Deposits and Prepayments (continued)

24 應收帳款、存出按金及預付款項(續)

The ageing analysis of the Group's trade debtors at the balance sheet date is as follows:

以下為本集團於結算日之應收貨款之帳齡分析：

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
0 - 60 days	0－60天	**38,458**	49,348
61 - 90 days	61－90天	**3,892**	2,533
Over 90 days	逾90天	**5,184**	4,745
		47,534	56,626

The carrying amounts of the Group's trade debtors are denominated in the following currencies:

本集團應收貨款之帳面值以下列貨幣為單位：

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Hong Kong dollars	港幣	**30,685**	39,965
Thailand Baht	泰銖	**13,747**	11,681
Other currencies	其他貨幣	**3,102**	4,980
		47,534	56,626

The carrying amounts of the Group's debtors, deposits and prepayments at 31st March 2007 approximate their fair values.

本集團於二零零七年三月三十一日之應收帳款、存出按金及預付款項之帳面值與其公允值相若。

25 Amount due from/to Ultimate Holding Company

The amount due from/to ultimate holding company are unsecured, interest-free, and are repayable on demand. The carrying amounts approximate their fair values.

25 應收／應付最終控股公司帳款

應收／應付最終控股公司之帳款為無抵押、免利息並於要求時償還。其帳面值與其公允值相若。

26 Derivative Financial Instruments

During the year, the Group used foreign currency forward contracts to hedge against certain of its trade creditors and purchase commitment that were denominated in foreign currencies. These derivatives did not qualify for hedge accounting.

At 31st March 2007, the Group had entered into foreign currency forward contracts denominated in United States dollars with total notional amount of HK$169,900,000 (2006: HK$58,200,000).

All derivatives of the Group are measured at fair value at each balance sheet date. Their fair values are determined based on the market prices for equivalent instruments quoted by the counterparties at the balance sheet date and from the financial models based on principal sum and estimate about future market conditions.

26 衍生財務工具

年內，本集團曾利用外幣遠期合約對沖其若干以外幣計值之應付貨款及購買承擔。此等衍生工具並不符合對沖交易會計。

於二零零七年三月三十一日，本集團訂立以美元計值外幣遠期合約，其總名義金額為港幣169,900,000元（二零零六年：港幣58,200,000元）。

本集團全部衍生工具均於各結算日以公允值計算。其公允值乃按交易對手於結算日所報相等工具之市價及根據本金及日後市況估計計算之金融模式而釐定。

27 Bank Balances and Cash Equivalents

Bank balances and cash equivalents comprise cash held, short-term bank deposits with an original maturity of three months or less and cash held in financial institutions' accounts. The carrying amounts of these assets at 31st March 2007 approximate their fair values.

The carrying amounts of bank balances and cash equivalents are denominated in the following currencies:

27 銀行結存及現金等值

銀行結存及現金等值包括所持現金、原到期期限為三個月或以內之短期銀行存款及存入財務機構戶口之現金。該等資產於二零零七年三月三十一日之賬面值與其公允值相若。

銀行結存及現金等值之賬面值以下列貨幣計值：

		The Group 本集團		The Company 本公司	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元	**2007 二零零七年 HK$'000 港幣千元**	2006 二零零六年 HK$'000 港幣千元
Hong Kong dollars	港幣	**55,981**	29,699	**12,192**	2,729
United States dollars	美元	**36,269**	32,825	**2,983**	12,670
Thailand Baht	泰銖	**10,990**	1,603	**19**	17
Australian dollars	澳元	**6,388**	15	–	–
Renminbi	人民幣	**2,904**	3,017	–	–
Other currencies	其他貨幣	**4,456**	5,240	**21**	18
		116,988	72,399	**15,215**	15,434
Reclassified as held for sale	重新分類為持作出售	**(28,738)**	–	–	–
		88,250	72,399	**15,215**	15,434

The effective interest rate on short-term bank deposits was 3.4% (2006: 3.8%) per annum; these deposits have an average maturity of 4 days (2006: 6 days).

短期銀行存款之實際年息率為3.4%(二零零六年：3.8%)，該等存款平均到期期限為四日(二零零六年：六日)。

28 Creditors, Bills Payable, Deposits and Accruals

28 應付帳款、應付票據、存入按金及應付費用

		The Group 本集團		The Company 本公司	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元	**2007 二零零七年 HK$'000 港幣千元**	2006 二零零六年 HK$'000 港幣千元
Trade creditors and bills payable	應付貨款及應付票據	**64,626**	34,416	–	–
Other creditors, deposits and accruals	其他應付帳款、存入按金及應付費用	**48,526**	42,629	**18,238**	4,927
Estimated consideration payable in respect of acquisition of SEL	收購SEL之估計應付代價	**14,837**	–	–	–
		127,989	77,045	**18,238**	4,927
Reclassified as held for sale	重新分類為持作出售	**(79,157)**	–	–	–
		48,832	77,045	**18,238**	4,927

The ageing analysis of the Group's trade creditors and bills payable at the balance sheet date is as follows:

於結算日本集團之應付貨款及應付票據之帳齡分析如下：

		The Group 本集團	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
0 – 60 days	0 －60天	**61,845**	31,166
61 – 90 days	61 －90天	**1,129**	333
Over 90 days	逾 90天	**1,652**	2,917
Trade creditors and bills payable	應付貨款及應付票據	**64,626**	34,416

The carrying amounts of the Group's trade creditors and bills payable are denominated in the following currencies:

本集團應付貨款及應付票據之帳面值以下列貨幣計值：

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Hong Kong dollars	港幣	**19,261**	13,585
United States dollars	美元	**44,478**	19,377
Other currencies	其他貨幣	**887**	1,454
		64,626	34,416

The carrying amounts of the Group's trade creditors, bills payable and other creditors at 31st March 2007 approximate their fair values.

本集團於二零零七年三月三十一日之應付貨款、應付票據及其他應付帳款之帳面值與其公允值相若。

29 Bank Borrowings 29 銀行貸款

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Bank loans	銀行貸款	**89,000**	101,000
Trust receipt loans	信託收據貸款	**9,000**	–
		98,000	101,000
Reclassified as held for sale	重新分類為持作出售	**(9,000)**	–
		89,000	101,000
The bank loans are repayable as follows:	銀行貸款按下列年期償還：		
Within one year	一年內	**52,000**	52,000
More than one year but not exceeding two years	一年後但兩年內	**12,000**	12,000
More than two years but not exceeding five years	兩年後但五年內	**25,000**	37,000
		89,000	101,000
Less: Amount due within one year shown under current liabilities	減：列入流動負債之一年內到期貸款	**(52,000)**	(52,000)
		37,000	49,000

The bank borrowings are unsecured, bear floating interest rate at an average effective interest rate of 4.8% (2006: 4.3%) per annum.

銀行貸款為無抵押，並按浮動利率計息，實際平均年息率為4.8%(二零零六年：4.3%)。

The bank borrowings are denominated in Hong Kong dollars.

銀行貸款以港幣計值。

The carrying amounts of the bank borrowings at 31st March 2007 approximate their fair values.

於二零零七年三月三十一日，銀行貸款之帳面值與其公允值相若。

The exposure of the bank borrowings to interest-rate changes and the contractual repricing dates are six months or less.

銀行貸款所面臨之利率變動及約定重新定價日期為六個月或以下。

30 Share Capital

30 股本

		Number of shares 股份數目	HK$'000 港幣千元
Authorised ordinary shares of HK$0.50 each	每股法定普通股港幣0.50元		
At 1st April 2005, 31st March 2006 and 31st March 2007	於二零零五年四月一日、二零零六年三月三十一日及二零零七年三月三十一日	240,000,000	120,000
Issued and fully paid ordinary shares of HK$0.50 each	每股面值港幣0.50元已發行及繳足股本之普通股		
At 1st April 2005 and 31st March 2006	於二零零五年四月一日及二零零六年三月三十一日	171,355,871	85,678
Issue of share capital	發行股本	18,800,000	9,400
At 31st March 2007	於二零零七年三月三十一日	190,155,871	95,078

The Company issued 18,800,000 new shares to independent third parties on 19th September 2006. The net proceeds of the issue of shares before expenses amounted to HK$44,744,000. The net proceeds of the issue of shares amounted to HK$44,646,000 after deducting the expenses of the issue.

本公司於二零零六年九月十九日向獨立第三方發行18,800,000股新股份。發行股份所得款項淨額於減去支出前為港幣44,744,000元，而在減去發行支出後則為港幣44,646,000元。

31 Reserves

The Group

31 儲備

本集團

		Share premium 股份溢價 HK$'000 港幣千元	Capital Reserve (note) 資本儲備 (附註) HK$'000 港幣千元	Capital redemption reserve 資本贖回儲備 HK$'000 港幣千元	Exchange fluctuation reserve 匯兑浮動儲備 HK$'000 港幣千元	Retained profits 保留溢利 HK$'000 港幣千元	Total 合計 HK$'000 港幣千元
At 1st April 2005	於二零零五年四月一日	223,434	18,060	14	1,657	52,432	295,597
Exchange difference on translation of operations of overseas subsidiaries and an associate	換算海外附屬公司及一間聯營公司的經營所產生的滙兑差額	-	-	-	(287)	-	(287)
Profit for the year	年度溢利	-	-	-	-	36,966	36,966
Total recognised income and expenses for the year	本年度已確認收入及開支總額	-	-	-	(287)	36,966	36,679
Dividend paid	已付股息	-	-	-	-	(6,854)	(6,854)
At 31st March 2006	於二零零六年三月三十一日	223,434	18,060	14	1,370	82,544	325,422
Exchange difference on translation of operations of overseas subsidiaries and an associate	換算海外附屬公司及一間聯營公司的經營所產生的滙兑差額	-	-	-	5,079	-	5,079
Profit for the year	年度溢利	-	-	-	-	33,661	33,661
Total recognised income and expenses for the year	本年度已確認收入及開支總額	-	-	-	5,079	33,661	38,740
Dividends paid	已付股息	-	-	-	-	(13,322)	(13,322)
Issue of share capital	發行股本	35,344	-	-	-	-	35,344
Share issuance expenses	股份發行開支	(98)	-	-	-	-	(98)
At 31st March 2007	於二零零七年三月三十一日	258,680	18,060	14	6,449	102,883	386,086

Note:

The balance represented share premium attributable to subsidiaries at the time of restructuring of the Group in 1989.

附註：

結餘代表有關附屬公司的股份溢價，來自本集團於一九八九年之重組。

31 Reserves (continued) 31 儲備(續)

The Company 本公司

		Share premium 股份溢價 HK$'000 港幣千元	Contributed surplus 實繳盈餘 HK$'000 港幣千元	Capital redemption reserve 資本贖回儲備 HK$'000 港幣千元	Retained profits 保留溢利 HK$'000 港幣千元	Total 合計 HK$'000 港幣千元
At 1st April 2005	於二零零五年四月一日	223,434	6,226	14	4,676	234,350
Profit for the year	年度溢利	–	–	–	16,399	16,399
Total recognised income and expenses for the year	本年度已確認收入及開支總額	–	–	–	16,399	16,399
Dividends paid	已付股息	–	–	–	(6,854)	(6,854)
At 31st March 2006	於二零零六年三月三十一日	223,434	6,226	14	14,221	243,895
Profit for the year	年度溢利	–	–	–	56,023	56,023
Total recognised income and expenses for the year	本年度已確認收入及開支總額	–	–	–	56,023	56,023
Dividends paid	已付股息	–	–	–	(13,322)	(13,322)
Issue of share capital	發行股本	35,344	–	–	–	35,344
Share issuance expenses	股份發行開支	(98)	–	–	–	(98)
At 31st March 2007	於二零零七年三月三十一日	258,680	6,226	14	56,922	321,842

Contributed surplus represents the difference between the value of net assets of subsidiaries acquired and the nominal amount of the Company's shares issued for their acquisition. Under the Companies Act of 1981 of Bermuda (as amended), the contributed surplus of the Company is available for distribution to shareholders.

實繳盈餘乃指已收購附屬公司資產淨值與本公司就收購該等附屬公司而發行之股份帳面值之間之差額。根據百慕達一九八一年公司法(經修訂),本公司實繳盈餘可供分派予股東。

At 31st March 2007, the Company's reserves available for distribution to shareholders amounted to HK$63,148,000 (2006: HK$20,447,000).

於二零零七年三月三十一日,本公司可供分派予股東之儲備達港幣63,148,000元(二零零六年:港幣20,447,000元)。

32 Deferred Taxation

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current income tax assets against current income tax liabilities and when the deferred income tax relates to the same fiscal authority.

The movements in deferred income tax assets and liabilities are as follows:

32 遞延稅項

尚有可依法強制執行之權利可將當期所得稅負債抵銷當期所得稅資產及當遞延所得稅與同一財政機關有關，遞延所得稅資產及負債互相抵銷。

遞延所得稅資產及負債變動如下：

		Accelerated tax depreciation 加速稅項折舊 HK$'000 港幣千元	Trademark 商標 HK$'000 港幣千元	Tax losses 稅項虧損 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Total 合計 HK$'000 港幣千元
At 1st April 2005	於二零零五年四月一日	632	–	(466)	(86)	80
Acquisition of subsidiaries	收購附屬公司	835	18,900	(211)	–	19,524
Charged/(credited) to income statement	於收益表內扣除／(計入)	(325)	–	566	40	281
At 31st March 2006	於二零零六年三月三十一日	1,142	18,900	(111)	(46)	19,885
Charged/(credited) to income statement	於收益表內扣除／(計入)	4,333	–	(2,258)	(525)	1,550
Reclassified as held for sale	重新分類為持作出售	(2,399)	–	2,364	35	–
At 31st March 2007	於二零零七年三月三十一日	3,076	18,900	(5)	(536)	21,435

At the balance sheet date, no deferred tax asset has been recognised in respect of the remaining unused tax losses of HK$466,827,000 (2006: HK$488,816,000) due to the unpredictability of future profit streams. Among those remaining unused tax losses, HK$196,669,000 are related to discontinued operations. Included in unrecognised tax losses are losses of HK$16,226,000 (2006: HK$6,734,000) which will expire in 2012. Other tax losses may be carried forward indefinitely.

At the balance sheet date, the Group had unrecognised deductible temporary difference of HK$14,780,000 (2006: HK$16,409,000). Among those unrecognised deductible temporary difference, HK$7,525,000 are related to discontinued operations. Deferred income tax assets have not been recognised in relation to such deductible temporary difference as it is not probable that taxable profit will be available against which the deductible temporary difference can be utilised.

於結算日，由於未來溢利存有未能預計之因素，並未就餘下未動用稅項虧損港幣466,827,000元（二零零六年：港幣488,816,000元）確認遞延稅項資產。在餘下未動用稅項虧損當中，港幣196,669,000元與非持續經營業務有關。未確認稅項虧損中包括港幣16,226,000元之虧損（二零零六年：港幣6,734,000元）將於二零一二年期滿。其他稅項虧損可無限期結轉。

於結算日，本集團未確認可扣減臨時差額為港幣14,780,000元（二零零六年： 港幣16,409,000元）。在未確認可扣減臨時差額當中，港幣7,525,000元與非持續經營業務有關。該可扣減臨時差額因其不可能於應課稅溢利可用作扣減臨時差額中被動用，故並無確認有關之遞延稅項資產。

33 Business and Geographical Segments

Business segments

For management purposes, the Group is organised into three divisions. These divisions are the basis on which the Group reports its primary segment information.

Segment information about these businesses is presented below.

33 業務及地區分類

按業務劃分

按經營管理目的，本集團由以下三個部門組成。此等部門為本集團呈報主要分類資料之基準。

業務分類資料載列如下：

Revenue and results
Year ended 31st March 2007

收益及業績
截至二零零七年三月三十一日止年度

		Continuing operations 持續經營業務		Discontinued operations 非持續經營業務	
		Food and beverages 餐飲 HK$'000 港幣千元	Investments in securities 證券投資 HK$'000 港幣千元	Computer and information communication technology 電腦及資訊通訊科技 HK$'000 港幣千元	Total 合計 HK$'000 港幣千元
Revenue	收益	250,076	9,831	491,654	751,561
Results	業績				
Segment results	分類業績	14,909	17,020	10,942	42,871
Unallocated corporate expenses	未分配公司支出				(4,054)
Unallocated corporate income	未分配公司收入				486
Interest income	利息收入				1,383
Share of results of associates	所佔聯營公司業績	955	-	-	955
Finance costs	財務費用				(5,118)
Profit before taxation	除税前溢利				36,523
Income tax expenses	所得税支出				(2,862)
Profit for the year	年度溢利				33,661

Year ended 31st March 2006

截至二零零六年三月三十一日止年度

		Continuing operations 持續經營業務		Discontinued operations 非持續經營業務	
		Food and beverages 餐飲 HK$'000 港幣千元	Investments in securities 證券投資 HK$'000 港幣千元	Computer and information communication technology 電腦及資訊通訊科技 HK$'000 港幣千元	Total 合計 HK$'000 港幣千元
Revenue	收益	179,469	8,954	545,412	733,835
Results	業績				
Segment results	分類業績	18,794	5,734	18,352	42,880
Unallocated corporate expenses	未分配公司支出				(5,611)
Unallocated corporate income	未分配公司收入				5,812
Interest income	利息收入				1,653
Finance costs	財務費用				(3,906)
Profit before taxation	除税前溢利				40,828
Income tax expenses	所得税支出				(3,862)
Profit for the year	年度溢利				36,966

The Group has no inter-segment sales for the years ended 31st March 2006 and 2007.

截至二零零六年及二零零七年三月三十一日止年度，本集團並無內部分類銷售。

33 Business and Geographical Segments (continued)

33 業務及地區分類(續)

Business segments (continued)
Assets and liabilities
At 31st March 2007

按業務劃分(續)
資產及負債
於二零零七年三月三十一日

		Continuing operations 持續經營業務		Discontinued operations 非持續經營業務	
		Food and beverages 餐飲 HK$'000 港幣千元	Investments in securities 證券投資 HK$'000 港幣千元	Computer and information communication technology 電腦及資訊通訊科技 HK$'000 港幣千元	Total 合計 HK$'000 港幣千元
Assets	資產				
Segment assets	分類資產	318,557	180,097	171,479	670,133
Interests in associates	所佔聯營公司之權益	62,092	-	-	62,092
Unallocated corporate assets	未分配公司資產				16,852
Total assets	總資產				749,077
Liabilities	負債				
Segment liabilities	分類負債	47,630	-	105,969	153,599
Unallocated corporate liabilities	未分配公司負債				114,114
Total liabilities	總負債				267,713

At 31st March 2006

於二零零六年三月三十一日

		Continuing operations 持續經營業務		Discontinued operations 非持續經營業務	
		Food and beverages 餐飲 HK$'000 港幣千元	Investments in securities 證券投資 HK$'000 港幣千元	Computer and information communication technology 電腦及資訊通訊科技 HK$'000 港幣千元	Total 合計 HK$'000 港幣千元
Assets	資產				
Segment assets	分類資產	270,069	158,950	183,557	612,576
Unallocated corporate assets	未分配公司資產				18,256
Total assets	總資產				630,832
Liabilities	負債				
Segment liabilities	分類負債	17,878	-	74,937	92,815
Unallocated corporate liabilities	未分配公司負債				126,741
Total liabilities	總負債				219,556

33 Business and Geographical Segments (continued)

33 業務及地區分類(續)

Business segments (continued)
Other information
Year ended 31st March 2007

按業務劃分(續)
其他資料
截至二零零七年三月三十一日止年度

		Continuing operations 持續經營業務		Discontinued operations 非持續經營業務	
		Food and beverages 餐飲 HK$'000 港幣千元	Investments in securities 證券投資 HK$'000 港幣千元	Computer and information communication technology 電腦及資訊通訊科技 HK$'000 港幣千元	Total 合計 HK$'000 港幣千元
Capital expenditure	資本開支	45,656	-	975	46,631
Depreciation	折舊	17,352	-	1,800	19,152
Amortisation of prepaid lease payments	預付租賃款項攤銷	-	-	184	184
Impairment losses on available-for-sale investments	可出售的投資之減值虧損	-	1,473	-	1,473
Net (gains)/losses on disposals of property, plant and equipment	出售物業、廠房及設備之(收益)/虧損淨額	151	-	(8)	143
Write-down of inventories to net realisable value	減值存貨至可變現淨值	-	-	2,432	2,432
Provision for impairment of receivables	應收款項減值撥備	-	-	12	12

Year ended 31st March 2006

截至二零零六年三月三十一日止年度

		Continuing operations 持續經營業務		Discontinued operations 非持續經營業務	
		Food and beverages 餐飲 HK$'000 港幣千元	Investments in securities 證券投資 HK$'000 港幣千元	Computer and information communication technology 電腦及資訊通訊科技 HK$'000 港幣千元	Total 合計 HK$'000 港幣千元
Capital expenditure	資本開支	41,976	-	686	42,662
Depreciation	折舊	10,568	24	1,829	12,421
Amortisation of prepaid lease payments	預付租賃款項攤銷	-	-	251	251
Impairment losses on available-for-sale investments	可出售的投資之減值虧損	-	2,466	-	2,466
Net losses/(gains) on disposals of property, plant and equipment	出售物業、廠房及設備之虧損/(收益)淨額	686	-	(1,037)	(351)
Write-down of inventories to net realisable value	減值存貨至可變現淨值	-	-	1,000	1,000
Written back of provision for impairment of receivables	應收款項減值撥備回撥	-	-	(1,983)	(1,983)

33 Business and Geographical Segments (continued)

33 業務及地區分類(續)

Geographical segments

The Group's operations in food and beverages business are carried out in Hong Kong, Singapore and Mainland China whereas its operations in computer and information communication technology business are carried out in Hong Kong, Thailand and Mainland China. The trading of investments in securities are carried out in Hong Kong. The following is an analysis of the Group's revenue by geographical market:

按地區劃分

本集團經營之餐飲業務於香港、新加坡及中國內地運作。而電腦及資訊通訊科技業務於香港、泰國及中國內地運作。證券投資買賣於香港運作。以下為本集團按地區劃分之收益之分析：

		Revenue by geographical market 按地區市場劃分之收益			
		2007 二零零七年		2006 二零零六年	
		HK$'000 港幣千元	**%**	HK$'000 港幣千元	%
Hong Kong	香港	**647,997**	**86**	649,439	88
Thailand	泰國	**72,764**	**10**	65,826	9
Singapore	新加坡	**23,642**	**3**	15,730	2
Mainland China	中國內地	**7,158**	**1**	2,840	1
		751,561	**100**	733,835	100

The following is an analysis of the carrying amounts of segment assets and capital expenditure analysed by geographical area in which the assets are located:

下列按資產所在地區劃分之分類資產帳面值及資本支出之分析：

		Carrying amounts of segment assets 分類資產帳面值		Capital expenditure 資本支出	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元	**2007 二零零七年 HK$'000 港幣千元**	2006 二零零六年 HK$'000 港幣千元
Hong Kong	香港	**673,447**	558,891	**34,300**	36,598
Thailand	泰國	**52,513**	51,977	**67**	158
Singapore	新加坡	**8,780**	9,307	**3,375**	3,150
Mainland China	中國內地	**14,337**	10,657	**8,889**	2,756
		749,077	630,832	**46,631**	42,662

34 Emoluments of Directors and Senior Management

34 董事及高級管理人員之酬金

Directors' emoluments

董事酬金

Emoluments paid and payable to the Directors of the Company are as follows:

已付及應付本公司董事之酬金如下：

		2007 二零零七年 Directors' fees 董事袍金 HK$'000 港幣千元	Salaries and other benefits 薪金及其他福利 HK$'000 港幣千元	Retirement benefit scheme contribution 退休福利計劃供款 HK$'000 港幣千元	Total 合計 HK$'000 港幣千元
Executive Director:	執行董事：				
Lily Chow	周莉莉	–	1,212	91	1,303
Independent Non-Executive Director:	獨立非執行董事：				
Shinichi Yonehara	米原慎一	120	–	–	120
Wu King Cheong	胡經昌	120	–	–	120
Kwong Man Sing	鄺文星	120	–	–	120
		360	1,212	91	1,663

34 Emoluments of Directors and Senior Management (continued)

34 董事及高級管理人員之酬金（續）

Directors' emoluments (continued)

董事酬金（續）

		2006 二零零六年			
		Directors' fees 董事袍金 HK$'000 港幣千元	Salaries and other benefits 薪金及其他福利 HK$'000 港幣千元	Retirement benefit scheme contribution 退休福利計劃供款 HK$'000 港幣千元	Total 合計 HK$'000 港幣千元
Executive Director:	執行董事：				
Lily Chow	周莉莉	–	1,212	91	1,303
Independent Non-Executive Director:	獨立非執行董事：				
Shinichi Yonehara	米原慎一	120	–	–	120
Wu King Cheong	胡經昌	120	–	–	120
Kwong Man Sing	鄺文星	120	–	–	120
		360	1,212	91	1,663

Apart from the directors' emoluments disclosed above, Dr Chow Yei Ching, Mr Fung Pak Kwan, Mr Kuok Hoi Sang, Mr Chow Vee Tsung, Oscar and Mr Kan Ka Hon, Directors of the Company did not receive directors' emoluments from the Company (2006: Nil) and its subsidiaries.

除以上披露之董事酬金外，本公司董事周亦卿博士、馮伯坤先生、郭海生先生、周維正先生及簡嘉翰先生，並無向本公司及其附屬公司收取董事酬金（二零零六年：無）。

34 Emoluments of Directors and Senior Management (continued)

34 董事及高級管理人員之酬金(續)

Senior managements' emoluments

高級管理人員酬金

The five highest paid individuals included one (2006: one) director, details of whose emoluments are set out above. The emoluments paid to the remaining four (2006: four) highest paid individuals for both years are as follows:

本集團最高薪五名人士包括一名(二零零六年:一名)董事,彼等之酬金詳情已載列如上。支付予餘下四名(二零零六年:四名)最高薪人士於該兩年度之酬金為:

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Salaries, allowances and benefits in kind	薪金、津貼及其他福利	**4,074**	3,804
Performance-based bonus	表現花紅	**697**	349
Contribution to retirement schemes	退休福利計劃供款	**253**	158
		5,024	4,311

The emoluments of the four highest paid individuals fall within the following bands:

該四名最高薪人士可按金額劃分為下列組別:

		2007 二零零七年	2006 二零零六年
Nil – HK$1,000,000	無 — 港幣1,000,000元	**2**	2
HK$1,000,001 – HK$1,500,000	港幣1,000,001元 — 港幣1,500,000元	**1**	1
HK$1,500,001 – HK$2,000,000	港幣1,500,001元 — 港幣2,000,000元	**–**	1
HK$2,000,001 – HK$2,500,000	港幣2,000,001元 — 港幣2,500,000元	**1**	–
		4	4

35 Charge on Assets

At 31st March 2007, certain properties with an aggregate carrying value of HK$8,362,000 (2006: HK$7,605,000) were mortgaged to secure general banking facilities granted to an overseas subsidiary.

35 資產抵押

於二零零七年三月三十一日，若干帳面總值港幣8,362,000元（二零零六年：港幣7,605,000元）之物業作抵押，以提供給一間海外附屬公司以取得一般銀行融資。

36 Contingent Liabilities

The Company has provided guarantees to support banking facilities of up to HK$155,419,000 (2006: HK$102,900,000) granted to wholly-owned subsidiaries of the Company.

36 或然負債

本公司已就其全資附屬公司獲授予多達港幣155,419,000元（二零零六年：港幣102,900,000元）之銀行融資提供擔保。

37 Capital Commitment

At 31st March 2007, the Group has committed to acquire the remaining 51% of the issued share capital of its associate company, SEL from Sinochina Pacific Limited, an independent third party. After that acquisition, SEL will become wholly-owned subsidiary of the Group. The consideration is based on the forthcoming results performance of SEL and its subsidiaries and associates for the year ending 31st December 2008. The aggregate consideration including the purchase price paid for the 49% issued share capital of SEL shall not exceed HK$200 million.

37 資本承擔

於二零零七年三月三十一日，本集團已承諾向一名獨立第三方Sinochina Pacific Limited收購本集團聯營公司SEL餘下51%之已發行股本。收購完成後，SEL將成為本集團全資附屬公司。收購代價乃根據SEL及其附屬公司及聯營公司截至二零零八年十二月三十一日止年度之業績表現而釐定。總代價（包括SEL49%之已發行股本已付之購買價格）將不超過港幣200,000,000元。

38 Operating Leases

The Group as lessee

The Group had future minimum lease payments under non-cancellable operating leases in respect of renting of premises which fall due as follows:

38 營業性租賃

本集團作為承租人

根據於下列期間約滿租賃物業之不可撤銷營業性租約，本集團須支付未來最低租金如下：

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Within one year	於一年內	**58,249**	51,269
In the second to fifth year inclusive	第二至五年內	**55,228**	63,969
		113,477	115,238

38 Operating Leases (continued)

The Group as lessee (continued)

Operating leases are negotiated and rentals are fixed for lease term ranging from one to five years.

The above lease commitments only include commitments for basic rentals, and do not include commitments for additional rental payable (contingent rents), if any, which are to be determined generally by applying pre-determined percentages to future sales less the basic rentals of the respective leases, so it is not possible to determine in advance the amount of such additional rentals.

The Group as lessor

At the balance sheet date, the Group's investment property was rented out under operating leases for a period of three years. The future minimum lease payments receivable by the Group under non-cancellable operating leases for each of the following periods are as follows:

38 營業性租賃(續)

本集團作為承租人(續)

營業性租賃乃經商討，租金之訂定平均期限固定為一至五年。

上述租賃承擔僅包括基本租金承擔，並不包括額外應付租金(或然租金)(如有)之承擔，該等額外租金一般應用未來銷售之預設百分比減各租賃之基本租金釐定，因此不可能事先釐定額外租金之款額。

本集團作為出租人

於結算日，本集團所有投資物業以經營性租約出租，為期三年。根據不可撤銷之營業性租約，本集團於下列期間可收取之日後最低租賃款項如下：

		2007 **二零零七年** **HK$'000** **港幣千元**	2006 二零零六年 HK$'000 港幣千元
Within one year	於一年內	**461**	438
In the second to fifth year inclusive	第二至五年內	**422**	840
		883	1,278

39 Share Option Schemes

The Company's share option scheme (the "Scheme") was adopted by the shareholders pursuant to a resolution passed on 20th September 2002 for the primary purpose of providing the participants with the opportunity to acquire proprietary interests in the Company and to encourage participants to work towards enhancing the value of the Company and its shares for the benefit of the Company and its shareholders as a whole. The Scheme will expire on 19th September 2012.

The total number of shares in respect of which options may be granted under the Scheme and any other schemes is not permitted to exceed 10% of the shares of the Company in issue at the date of shareholders' approval of the Scheme (the "Scheme Mandate Limit") or, if such 10% limit is refreshed, at the date of shareholders' approval of the renewal of the Scheme Mandate Limit. The maximum aggregate number of shares which may be issued upon the exercise of all outstanding options granted and yet to be exercised under the Scheme and any other share option schemes, must not exceed 30% of the total number of shares of the Company in issue from time to time. The number of shares in respect of which options may be granted to any individual in any one year is not permitted to exceed 1% of the shares of the Company then in issue, without prior approval from the Company's and CIHL's shareholders. Each grant of options to any director, chief executive or substantial shareholder must be approved by independent non-executive directors of the Company and CIHL. Where any grant of options to a substantial shareholder or an independent non-executive director or any of their respective associates would result in the shares of the Company issued and to be issued upon exercise of options already granted and to be granted in excess of 0.1% of the Company's issued share capital and with a value in excess of HK$5,000,000 in the 12-month period up to the date of such grant must be approved in advance by the Company's and CIHL's shareholders.

39 購股權計劃

本公司之購股權計劃(「該計劃」)根據二零零二年九月二十日通過之決議案獲股東採納,主要目的乃讓參與者有機會適量購入本公司之權益,並鼓勵參與者朝著提高本公司及其股份之價值的方向努力,從而令本公司及其股東均能受惠。該計劃將於二零一二年九月十九日屆滿。

根據該計劃或其他計劃所授出之購股權的股份總數不得超越本公司已發行股份於股東批准該計劃當日的10%(「計劃授權限額」),或於股東批准該計劃授權限額日期就該10%限額作出更新後之限額。因已授出但尚未行使之購股權獲全數行使而發行之最多股份總數,不得超過本公司不時已發行之股份30%。未經本公司及其士國際股東之事先批准,於任何一個年度授予任何個別人士之購股權股份數目不得超越當時本公司已發行之股份1%。授予任何董事、行政總裁或主要股東之每一項購股權均要經本公司及其士國際之獨立非執行董事批准。倘若向主要股東或獨立非執行董事或彼等各自任何聯繫人士授出之購股權,會導致直至授出日期止十二個月內期間因行使已獲授或將獲授之購股權而發行及將予發行之本公司股份超越本公司之已發行股本0.1%及總值則超越港幣5,000,000元,此購股權須獲本公司及其士國際之股東事先批准。

39 Share Option Schemes (continued)

Options granted must be taken up within 30 days from the date of grant, upon payment of HK$1 per grant. An option may be exercised in accordance with the terms of the Scheme at any time during the effective period of the Scheme to be notified by the board of directors which shall not be later than 10 years from the date of grant. The exercise price is determined by the Directors of the Company, and will not be less than the highest of the closing price of the Company's share on the date of grant, the average closing price of the share on the Stock Exchange for the five business days immediately preceding the date of grant, and the nominal value.

No options have been granted under the Scheme during the year (2006: Nil).

40 Retirement Benefits

The Group has established various retirement benefit schemes for the benefit of its staff in Hong Kong and overseas. In Hong Kong, the Group participates in both a defined contribution scheme which is registered under the Occupational Retirement Scheme Ordinance (the "ORSO Scheme") and a Mandatory Provident Fund Scheme (the "MPF Scheme") established under the Mandatory Provident Fund Ordinance in December 2000. The assets of the schemes are held separately from those of the Group, in funds under the control of trustees. Employees who were members of the ORSO Scheme prior to the establishment of the MPF Scheme were offered a choice of staying within the ORSO Scheme or switching to the MPF Scheme, whereas all new employees joining the Group on or after 1st December 2000 are required to join the MPF Scheme.

For members of the MPF Scheme, the Group contributes 5% of the relevant payroll costs at a maximum of HK$1,000 per month to the Scheme. The ORSO Scheme is funded by monthly contributions from both employees and the Group at rates ranging from 5% to 7.5% of the employee's basic salary, depending on the length of service with the Group.

39 購股權計劃(續)

獲授人須於授出日期起計三十日內就每項購股權支付港幣1元以接納獲授予之購股權。購股權可根據該計劃條款於該計劃之有效期限內任何時間行使，董事會將就有效期限作出知會，有關期限不得遲於授出日期起計十年。行使價則由本公司之董事作出決定，將不少於本公司股份於授出日期在聯交所的收市價、本公司股份於緊接授出日期前五個交易日在聯交所的平均收市價及本公司股份之面值，以較高者為準。

本年度內並無根據該計劃授出購股權(二零零六年：無)。

40 退休福利

本集團為其香港及海外僱員設立多項退休福利計劃。於香港，集團現有爲界定供款之按《職業退休計劃條例》註冊之職業退休計劃(簡稱「公積金計劃」)及於二零零零年十二月按《強制性公積金條例》設立之強制性公積金計劃(簡稱「強積金計劃」)。計劃資產從集團資產分離，並由信託公司管理。公積金計劃成員於強積金計劃實行時曾有一次選擇權，選擇繼續為公積金計劃成員或參與強積金計劃。所有於二零零零年十二月一日或以後入職之新僱員，則需參與強積金計劃。

以強積金計劃成員身份，本集團的供款額均按僱員有關入息的5%及每月上限為港幣1,000元計算。按公積金計劃，僱員及本集團按僱員底薪的5%至7.5%為供款額，視乎僱員年資而訂。

40 Retirement Benefits (continued)

Arrangements for staff retirement benefits of overseas employees vary from country to country and are made in accordance with local regulations and customs.

Where there are employees who leave the ORSO Scheme prior to vesting fully in the contributions, the contributions payable by the Group are reduced by the amount of forfeited contributions. At 31st March 2007, the total amount of forfeited contributions, which arose upon employees leaving the ORSO Scheme and which are available to reduce the contributions payable in future years, was HK$60,000 (2006: HK$59,000). The amount of forfeited contributions utilised in this manner during the year was HK$301,000 (2006: HK$201,000). At 31st March 2007, contributions of HK$164,000 (2006: HK$174,000) due in respect of the reporting period were paid over to the ORSO Scheme in April 2007.

40 退休福利(續)

海外僱員之員工退休福利安排視乎不同國家而有所不同，乃根據當地法規及慣例而作出。

公積金計劃成員於離職時因年資關係不獲歸屬之結餘部份，可作為本集團扣減僱主供款之用。於二零零七年三月三十一日，因公積金計劃成員離職所產生且可用作扣減未來年度應付供款之沒收供款總額為港幣60,000元(二零零六年：港幣59,000元)。於本年度扣減之數目為港幣301,000元(二零零六年：港幣201,000元)。於二零零七年三月三十一日，記錄期間之應付供款港幣164,000元(二零零六年：港幣174,000元)已於二零零七年四月向公積金計劃付訖。

41 Related Party Transactions

(a) Transactions with related parties

The following is a summary of significant related party transactions which were carried out in the normal course of business:

(i) On 28th March 2006, the Company renewed the management agreement with Chevalier (HK) Limited ("CHKL"), a wholly-owned subsidiary of CIHL, for the provision of company secretarial, accounting, electronic data processing, personnel and property management services by CHKL to the Group in respect of the year ended 31st March 2007 at a management fee calculated at the rate of 0.5% of the annual revenue of the Group excluding those of its overseas subsidiaries. Management fees paid to CHKL during the year under this agreement amounted to HK$3,569,000 (2006: HK$4,005,000).

(ii) During the year, the Group sold computer equipment and business machines and provided maintenance services to wholly-owned subsidiaries of CIHL totalling HK$12,976,000 (2006: HK$10,103,000).

41 有關連人士交易

(a) 有關連人士之交易

以下為於一般正常業務過程與重要有關人士進行之交易之概要：

(i) 於二零零六年三月二十八日，本公司與其士國際全資附屬公司其士(香港)有限公司(「其士香港」)已重新簽訂管理服務協議書，由其士香港於截至二零零七年三月三十一日止年度內，提供公司秘書、會計、電子數據處理、人事及物業管理服務予本集團。根據該協議書，本集團(海外附屬公司除外)須按照全年收益之0.5%付予其士香港作為管理服務費用。本年度內，根據該項協議支付予其士香港之管理費為港幣3,569,000元(二零零六年：港幣4,005,000元)。

(ii) 於本年度內，本集團向其士國際之全資附屬公司售賣電腦及商業機器並提供維修服務收益合共港幣12,976,000元(二零零六年：港幣10,103,000元)。

41 Related Party Transactions (continued)

(a) Transactions with related parties (continued)

(iii) During the year, the Group paid rent of HK$4,693,000 (2006: HK$4,305,000), which was determined with reference to market rental, to wholly-owned subsidiaries of CIHL for the use of their premises by the Group.

(iv) The Group made additional advances totalling HK$280,000 (2006: HK$1,336,000) to an associate during the year. Full provision of HK$280,000 (2006: HK$1,336,000) was made on the outstanding amount due at 31st March 2007.

(v) The remuneration of the directors and senior management during the year was disclosed in note 34.

(b) Transactions/balances with subsidiaries

41 有關連人士交易(續)

(a) 有關連人士之交易(續)

(iii) 於本年度內，本集團繳付按市值釐定之租金港幣4,693,000元(二零零六年：港幣4,305,000元)予由其士國際全資擁有之附屬公司，作為本集團使用其樓宇之報酬。

(iv) 於本年度內，本集團合共額外借款港幣280,000元(二零零六年：港幣1,366,000元)予一間聯營公司。於二零零七年三月三十一日之未償還餘額港幣280,000元(二零零六年：港幣1,336,000元)已作出全數撥備。

(v) 於本年度內，各董事及高級管理人員之酬金已於附註34中披露。

(b) 與附屬公司之交易／結餘

The Company

		本公司 2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Transactions with subsidiaries	與附屬公司之交易		
Management fee charged to subsidiaries	收取附屬公司之管理費	**7,782**	8,452
Balances with subsidiaries	與附屬公司之結餘		
Amounts due from subsidiaries	應收附屬公司帳款	**277,912**	281,327
Amounts due to subsidiaries	應付附屬公司帳款	**43,918**	38,650

42 Events After Balance Sheet Date

(a) On 2nd May 2007, the disposal of the Company's subsidiaries and assets and liabilities in relation to the computer and information communication technology business to CIHL. The consideration is determined by reference to their net asset value.

(b) On 2nd May 2007, the name of the Company is changed from "Chevalier iTech Holdings Limited" to "Chevalier Pacific Holdings Limited" upon the approval of the special resolution in the SGM.

(c) On 16th May 2007, the Company issued 25,384,146 new shares at a subscription price of HK$3.70 per share. The net proceeds from the issue of new shares of approximately HK$91,600,000 will be used by the Group for the purpose of working capital.

(d) On 31st May 2007, Chevalier Pacific Catering Management (Beijing) Company Limited, a wholly-owned subsidiary of the Company, entered into a Memorandum of Agreement with Dayou Digital Resources Limited 大有數字資源有限責任公司 ("Dayou Digital"), an independent third party, in relation to (a) the provision of management services in food and beverages business to Dayou Digital and/or its related companies in Mainland China; (b) supply of coffee (and related beverages), coffee beans, coffee machines to Dayou Digital and/or its related companies in Mainland China; (c) the possibility of investing into the Company's existing Mainland China subsidiary by Dayou Digital and/or its related companies, for the expansion of the Company's coffee business in Mainland China; and (d) the possibility of forming a 50:50 joint venture with Dayou Digital and/or its related companies for promoting coffee retail and coffee solutions in Mainland China ("Possible Transactions"). As at the date of the approval of these financial statements, the Group is still in discussion with Dayou Digital on the terms and conditions of the Possible Transactions and no agreement has been reached.

42 結算日後事項

(a) 於二零零七年五月二日，向其士國際出售與電腦及資訊通訊科技業務有關之本公司之附屬公司及資產與負債，代價乃參考其資產淨值釐定。

(b) 於二零零七年五月二日，於股東特別大會上通過特別決議案後，本公司之名稱由「其士科技控股有限公司」更改為「其士泛亞控股有限公司」。

(c) 於二零零七年五月十六日，本公司以每股股份港幣3.70元之認購價發行25,384,146股新股份。發行新股份之所得款項淨額約港幣91,600,000元將由本集團用作營運資金。

(d) 於二零零七年五月三十一日，本公司之全資附屬公司其士太平洋餐飲管理(北京)有限公司與獨立第三方大有數字資源有限責任公司(「大有數字」)訂立備忘錄，就有關(a)向大有數字及／或其關聯公司於中國內地之餐飲業務提供管理服務；(b)在中國內地供應咖啡及有關飲料、咖啡豆、咖啡機予大有數字及／或其關聯公司；(c)大有數字及／或其關聯公司可能投資於本公司現時在中國內地之附屬公司，作為擴展本公司在中國內地之咖啡業務；及(d)大有數字及／或其關聯公司可能與本公司成立50：50之合資公司，以推廣在中國內地之咖啡零售及咖啡方案(「可能進行之交易」)。於批准本財務報表日期，本集團仍就可能進行之交易條款及條件與大有數字進行磋商，尚未達成任何協議。

43 Principal Subsidiaries

43 主要附屬公司

Name of company 公司名稱	Place or country of incorporation or registration/ operation 註冊/營業地點或國家	Class of shares 股份類別	Issued and paid up share capital/ registered capital 已發行及繳足股本/註冊股本	No. of shares 股份數目	Effective percentage of issued share capital/registered capital held by the Company 本公司持有已發行股本或註冊股本權益 Directly 直接 % 百分率	Indirectly 間接 % 百分率	Principal activities 主要業務
Chevalier (Biotech) Limited 其士(生化科研)有限公司	Hong Kong 香港	Ordinary 普通	HK$2 2港元	2	-	100	Investment holding 投資控股
Chevalier iTech Limited (Change of name on 29th May 2007 to Chevalier Pacific Limited) 其士科技有限公司 (於二零零七年五月二十九日易名為其士泛亞有限公司)	Hong Kong 香港	Ordinary 普通	HK$200,000,000 200,000,000港元	200,000,000	-	100	Investment holding 投資控股
Chevalier iTech Thai Limited *(note 2)* *(附註2)*	Thailand 泰國	Ordinary 普通	BAHT18,980,000 18,980,000泰銖	189,800	100	-	Trading of computer and business 電腦及商業機器貿易
		Preference 優先	BAHT1,020,000 1,020,000泰銖	10,200	100	-	
Chevalier iTech Services Limited 其士科技工程有限公司	Hong Kong 香港	Ordinary 普通	HK$2 2港元	2	-	100	Trading and servicing of computer and business machines 電腦及商業機器貿易及服務
Chevalier (Network Solutions) Limited 其士(網絡科技)有限公司	Hong Kong 香港	Ordinary 普通	HK$2 2港元	2	-	100	Network systems and solution services 網絡系統及科技服務
Chevalier Network Solutions Thai Limited	Thailand 泰國	Ordinary 普通	BAHT15,000,000 15,000,000泰銖	150,000	100	-	Trading of telecommunication equipment 電訊設備貿易
Chevalier (OA) Holdings Limited 其士(商業系統)集團有限公司	Hong Kong 香港	Ordinary 普通	HK$31,600,000 31,600,000港元	316,000,000	100	-	Investment holding 投資控股

43 Principal Subsidiaries (continued) 43 主要附屬公司(續)

Name of company 公司名稱	Place or country of incorporation or registration/ operation 註冊/營業地點或國家	Class of shares 股份類別	Issued and paid up share capital/ registered capital 已發行及繳足股本/註冊股本	No. of shares 股份數目	Effective percentage of issued share capital/registered capital held by the Company Directly 本公司持有已發行股本或註冊股本權益 直接 % 百分率	Indirectly 間接 % 百分率	Principal activities 主要業務
Chevalier (OA) Limited 其士(商業系統)有限公司	Hong Kong 香港	Ordinary 普通	HK$100,000 100,000港元	100,000	-	100	Trading of computer and office equipment and provision of repair and maintenance services 電腦及辦公室設備貿易及維修保養
Chevalier Pacific Catering Management (Beijing) Company Limited *(note 1)* 其士太平洋餐飲管理(北京)有限公司 *(附註1)*	Mainland China 中國內地	Not applicable 不適用	US$434,000 434,000美元	Not applicable 不適用	-	100	Operation of coffee shops 經營咖啡店
Chevalier (Satellink) Limited 其士(衛星通訊)有限公司	Hong Kong 香港	Ordinary 普通	HK$365,002 365,002港元	365,002	-	100	Installation of satellite antennae 裝設衛星電視天線
Lucky Fine Limited 勵發有限公司	Hong Kong 香港	Ordinary 普通	HK$2 2港元	2	-	100	Property investment 物業投資
Pacific Coffee Company Limited	Hong Kong 香港	Ordinary 普通	HK$77,355 77,355港元	77,355	-	100	Trading of coffee products, operation of coffee shops and provision of maintenance services 咖啡產品貿易、經營咖啡店及提供維修保養服務
Pacific Coffee Company (S) Pte Ltd	Singapore 新加坡	Ordinary 普通	S$100,000 100,000新加坡元	100,000	-	100	Operation of coffee shops 經營咖啡店

43 Principal Subsidiaries (continued) 43 主要附屬公司(續)

Name of company 公司名稱	Place or country of incorporation or registration/ operation 註冊/營業地點或國家	Class of shares 股份類別	Issued and paid up share capital/ registered capital 已發行及繳足股本/註冊股本	No. of shares 股份數目	Effective percentage of issued share capital/registered capital held by the Company 本公司持有已發行股本或註冊股本權益 Directly 直接 % 百分率	Indirectly 間接 % 百分率	Principal activities 主要業務
Pacific Coffee (Holdings) Limited	British Virgin Islands 英屬處女群島	Ordinary 普通	US$40,034 40,034美元	400,337	-	100	Investment holding 投資控股
PCC Investment Limited	Hong Kong 香港	Ordinary 普通	HK$2 2港元	2	-	100	Operation of coffee shops 經營咖啡店
PCC Investment (II) Limited	Hong Kong 香港	Ordinary 普通	HK$2 2港元	2	-	100	Operation of coffee shops 經營咖啡店
Sup Aswin Limited	Thailand 泰國	Ordinary 普通	BAHT15,000,000 15,000,000泰銖	150,000	100	-	Property investment 物業投資
其士餐飲管理(上海)有限公司 *(note 1)* *(附註1)*	Mainland China 中國內地	Not applicable 不適用	US$140,000 140,000美元	Not applicable 不適用	-	100	Operation of coffee shops 經營咖啡店
廣州其士科技工程有限公司 *(note 1)* *(附註1)*	Mainland China 中國內地	Not applicable 不適用	HK$5,000,000 5,000,000港元	Not applicable 不適用	-	100	Maintenance services 維修保養

Notes:

(1) Established in the Mainland China as wholly foreign owned enterprise.

(2) Preference shares are 10% non-cumulative and every four preference shares of this company carry one vote.

附註：

(1) 以外資全資企業於中國內地成立。

(2) 此公司之優先股乃10%不可累積股息及每四股附有一投票權。

44 Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current year's presentation.

44 比較數字

若干比較數字已重列以符合本年度之呈列。

END